UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Directa Auditores Rua Vergueiro, 2016, 8 e 9 andares - Vila Mariana 04102-000 - São Paulo - SP Tel.: 11 2141-6300 - Fax: 11 2141-6323 www.directapkf.com.br

INDEPENDENT AUDITORS’ REPORT

ON THE FINANCIAL STATEMENTS

To the Shareholders and Management of TELEFÔNICA BRASIL S.A. São Paulo - SP	CE0086-13 ING

We have examined the individual and consolidated financial statements of  TELEFÔNICA BRASIL S.A., identified as Parent Company and Consolidated, respectively, which comprises the balance sheet as at December 31, 2012 and the respective statement of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the period then ended, as well as a summary of the main accounting practices and other notes.

Management’s responsibility on the financial statements

The Entity’s management is responsible for the preparation and adequate presentation of the individual financial statements in accordance with the accounting practices adopted in Brazil and the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board – IASB, and in accordance with the accounting practices adopted in Brazil, as well as for the internal controls it has determined as necessary to allow the preparation of financial statements free of material misstatements caused by fraud or error.

Responsibility of the Independent Auditors

Our responsibility is to issue an opinion on these financial statements based on our audit, conducted in accordance with Brazilian and international accounting standards. Those standards require that ethical demands are met and that the audit be planned and executed to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit involves the execution of selected procedures to obtain evidence related to the amounts and disclosures presented in the financial statements. The selected procedures depend on the auditor’s professional judgment, including the assessment of risks of material misstatement in the financial statement caused by fraud or error. In this risk assessment, the auditor considers the internal controls which are relevant to the preparation and adequate presentation of the financial statements of the Association to plan the audit procedures appropriate to the circumstances, but not to express an opinion on the effectiveness of the Association’s internal controls. An audit also includes the assessment of adequacy of the accounting practices used and the reasonableness of the accounting estimates made by the management, as well as the evaluation of the presentation of the financial statements made as a group.

We believe that the audit evidence obtained is sufficient and appropriate to base our opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above adequately present, in all relevant aspects, the financial position of TELEFÔNICA BRASIL S.A. as at December 31, 2012, the performance of its operations and cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

Directa Auditores Rua Vergueiro, 2016, 8 e 9 andares - Vila Mariana 04102-000 - São Paulo - SP Tel.: 11 2141-6300 - Fax: 11 2141-6323 www.directapkf.com.br

In our opinion, the consolidated financial statements referred to above adequately present, in all relevant aspects, the consolidated financial position of TELEFÔNICA BRASIL S.A. as at December 31, 2012, the consolidated performance of its operations and cash flows for the year then ended, in accordance with the international financial reporting standards (IFRS) issued by the International Accounting Standards Board – IASB and accounting practices adopted in Brazil.

Emphasis

According to note 2, the individual financial statements were prepared according to the Accounting practices adopted in Brazil. In the case of TELEFÔNICA BRASIL S.A., these practice differ from IFRSs, applicable to the separate financial statements, solely referring to the evaluation of investments in subsidiaries and joint subsidiaries by the equity method, and for IFRS purposes, it would be evaluated at cost or fair value. Our opinion is not with exception due to this matter.

Other Matters

Statement of Value Added

We have also examined the individual and consolidated statement of value added (SVA), referring to the period ended December 31, 2012, prepared under the Company’s management responsibility, the presentation of which is required according to the Brazilian corporate law for listed companies, and, as supplementary information by the IFRSs, which do not require the presentation of the SVA. These statements were submitted to the same audit procedures previously described and, in our opinion, they are adequately presented, in all material aspects, in relation to the financial statements as a whole.

Audit of comparative amounts of previous year

The exam of the financial statements of the year ended December 31, 2011 was conducted under the responsibility of other independent auditors, who issued an audit report dated February 14, 2012, with no changes.

São Paulo, February 21, 2013.

CRC Nº 2SP013002/O-3

Clóvis Ailton Madeira

CTCRC Nº 1SP106895/O-1 "S"

TELEFÔNICA BRASIL S. A.

Balance Sheets

At December 31, 2012 and 2011

( In thousands of reais )

		Company		Consolidated				Company		Consolidated
ASSETS	Note	12/31/12	12/31/11	12/31/12	12/31/11	LIABILITIES AND EQUITY	Note	12/31/12	12/31/11	12/31/12	12/31/11

CURRENT ASSETS		6,515,094	4,775,480	16,271,942	11,810,118	CURRENT LIABILITIES		5,910,070	6,398,178	13,537,471	12,740,263
Cash and cash equivalents	5	3,079,282	826,902	7,196,079	2,940,342	Personnel, social charges and benefits	15	205,780	244,438	416,355	495,624
Trade accounts receivable, net	6	2,150,724	2,286,636	5,513,436	5,105,860	Trade accounts payable	16	2,191,047	2,396,987	5,889,377	6,037,315
Inventories	7	24,403	31,836	387,809	471,721	Taxes, charges and contributions	17	529,055	700,187	1,781,480	1,691,991
Taxes recoverable	8.1	602,328	1,130,761	2,052,423	2,495,066	Loans and financing	18.1	743,941	510,899	1,255,323	988,413
Judicial deposits and frozen assets	9	-	-	126,625	116,421	Debentures	18.2	702,215	468,624	702,215	468,624
Derivative transactions	36	39,197	674	41,109	1,840	Dividends and interest on shareholders´ equity	19	467,831	972,986	467,831	972,986
Prepaid expenses	10	26,610	37,705	248,337	255,056	Provisions	20	334,852	287,137	496,790	416,313
Dividends and interest on equity	19	394,105	172,679	-	-	Derivative transactions	36	8,747	10,960	29,586	51,162
Other assets	11	198,445	288,287	706,124	423,812	Deferred income	21	69,743	84,956	734,573	761,268
						Reverse split of fractional shares		345,953	346,396	389,510	389,953
NONCURRENT ASSETS		51,067,347	50,269,267	53,982,725	53,679,855	Licenses	1	-	-	994,977	-
Long-term investments pledged as collateral		23,920	25,244	109,708	124,668	Other liabilities	22	310,906	374,608	379,454	466,614
Trade accounts receivable, net	6	-	-	93,378	84,855
Taxes recoverable	8.1	549,225	787,852	738,965	1,014,959	NONCURRENT LIABILITIES		6,991,251	5,320,852	12,036,076	9,418,925
Deferred taxes	8.2	-	-	1,029,598	1,428,878	Taxes, charges and contributions	17	30,057	32,390	488,749	433,071
Judicial deposits and frozen assets	9	3,068,256	2,790,720	3,909,474	3,374,690	Deferred taxes	8.2	1,216,651	788,954	1,216,651	788,954
Derivative transactions	36	21,465	35,142	286,278	225,935	Loans and financing	18.1	582,422	1,277,783	3,756,001	3,959,115
Prepaid expenses	10	16,720	18,290	31,396	32,138	Debentures	18.2	2,253,690	787,807	2,253,690	787,807
Other assets	11	75,587	109,221	140,105	148,293	Provisions	20	2,830,000	2,336,981	3,846,899	3,147,085
						Derivative transactions	36	3,733	13,382	26,545	78,369
INVESTMENTS	12	21,561,061	20,245,883	23,683	37,835	Deferred income	21	39,022	38,616	303,362	156,266
						Other liabilities	22	35,676	44,939	144,179	68,258
PROPERTY, PLANT AND EQUIPMENT, NET	13	10,020,263	9,691,517	17,610,851	17,153,920
						TOTAL EQUITY		44,681,120	43,325,717	44,681,120	43,325,717
INTANGIBLE ASSETS, NET	14	15,730,850	16,565,398	30,009,289	30,053,684
						EQUITY		44,681,120	43,325,717	44,681,120	43,325,717
						Capital	23	37,798,110	37,798,110	37,798,110	37,798,110
						Capital reserves	23	2,686,897	2,719,665	2,686,897	2,719,665
						Income reserves	23	1,100,000	877,322	1,100,000	877,322
						Premium on acquisition of non-controlling interest	23	(70,448)	(29,929)	(70,448)	(29,929)
						Other comprehensive income	23	17,792	7,520	17,792	7,520
						Proposed additional dividend	23	3,148,769	1,953,029	3,148,769	1,953,029

						NON-CONTROLLING INTEREST		-	-	-	5,068

TOTAL ASSETS		57,582,441	55,044,747	70,254,667	65,489,973	TOTAL LIABILITIES AND EQUITY		57,582,441	55,044,747	70,254,667	65,489,973

TELEFÔNICA BRASIL S. A.
Income statements
Years ended December 31, 2012 and 2011
( In thousands of reais )

		Company		Consolidated
	Note	2012	2011	2012	2011

OPERATING REVENUE, NET	24	12,883,541	14,869,327	33,931,422	29,128,740

Cost of services rendered and goods sold	25	(7,716,553)	(8,882,822)	(16,564,464)	(15,039,663)

GROSS PROFIT		5,166,988	5,986,505	17,366,958	14,089,077

OPERATING INCOME (EXPENSES)		(122,127)	(1,332,017)	(10,154,669)	(8,291,711)
Selling expenses	26	(3,094,834)	(3,003,663)	(8,693,696)	(6,948,211)
General and administrative expenses	27	(695,824)	(669,762)	(2,148,476)	(1,785,658)
Equity pickup	12	3,995,228	2,308,650	-	-
Other operating income (expenses), net	28	(326,697)	32,758	687,503	442,158

OPERATING INCOME BEFORE FINANCIAL INCOME AND EXPENSES		5,044,861	4,654,488	7,212,289	5,797,366

Financial income	29	534,786	549,517	1,281,554	1,103,359
Financial expenses	29	(677,478)	(634,580)	(1,572,369)	(1,243,051)

INCOME BEFORE TAXES		4,902,169	4,569,425	6,921,474	5,657,674

Income and social contribution taxes	30	(448,596)	(214,107)	(2,469,293)	(1,295,475)

NET INCOME FOR THE YEAR		4,453,573	4,355,318	4,452,181	4,362,199

Attributable to:
Net income attributed to non-controlling shareholders		-	-	(1,392)	6,881
Net income attributed to controlling shareholders		4,453,573	4,355,318	4,453,573	4,355,318

Basic and diluted earnings per common share		3.72	4.40	3.72	4.40
Basic and diluted earnings per preferred share		4.09	4.84	4.09	4.84

TELEFÔNICA BRASIL S. A.

Statements of changes in equity

Years ended December 31, 2012 and 2011

( In thousands of reais )

			Capital reserves			Income reserves			Other comprehensive income
	Capital	Premium on acquisition of non-controlling interest	Special goodwill reserve	Capital reserve	Treasury stock	Legal reserve	Retained earnings	Additional dividend proposed	Financial instruments available for sale	Derivative transactions	Translation difference of investments abroad	Company’s equity	Non-controlling interest	Total equity

Balances at December 31, 2010	6,575,480	-	63,074	2,688,207	(17,719)	659,556	-	1,694,099	13,296	-	(8,879)	11,667,114	-	11,667,114

Proposed additional dividend for 2010	-	-	-	-	-	-	-	(1,694,099)	-	-	-	(1,694,099)	-	(1,694,099)
Expired dividends and interest on equity	-	-	-	-	-	-	107,874	-	-	-	-	107,874	-	107,874
Capital increase due to merger of Vivo Part. Shares	31,222,630	-	-	47,723	-	-	-	-	-	-	-	31,270,353	-	31,270,353
Withdrawal rights to shareholders due to the Vivo merger	-	-	-	-	(3)	-	-	-	-	-	-	(3)	-	(3)
Repurchase of shares	-	-	-	-	(61,617)	-	-	-	-	-	-	(61,617)	(1,813)	(63,430)
Non-controlling interest	-	(29,929)	-	-	-	-	-	-	-	-	-	(29,929)	-	(29,929)
Other comprehensive income	-	-	-	-	-	-	(42,997)		(3,412)	1,995	4,520	(39,894)	6,881	(33,013)
Net income for the period	-	-	-	-	-	-	4,355,318	-	-	-	-	4,355,318	-	4,355,318
Profit sharing:
Legal reserve	-	-	-	-	-	217,766	(217,766)	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	(382,400)	-	-	-	-	(382,400)	-	(382,400)
Interest on equity	-	-	-	-	-	-	(1,867,000)	-	-	-	-	(1,867,000)	-	(1,867,000)
Proposed additional dividend	-	-	-	-	-	-	(1,953,029)	1,953,029	-	-	-	-	-	-

Balances at December 31, 2011	37,798,110	(29,929)	63,074	2,735,930	(79,339)	877,322	-	1,953,029	9,884	1,995	(4,359)	43,325,717	5,068	43,330,785

Proposed additional dividend for 2011	-	-	-	-	-	-	-	(1,953,029)	-	-	-	(1,953,029)	-	(1,953,029)
Expired dividends and interest on equity	-	-	-	-	-	-	89,692	-	-	-	-	89,692	-	89,692
Other changes in equity	-	-	-	-	-	-	(3,240)	-	-	-	-	(3,240)	(23)	(3,263)
Repurchase of shares	-	-	-	-	(32,768)	-	-	-	-	-	-	(32,768)	-	(32,768)
Non-controlling interest	-	(40,519)	-	-	-	-	-	-	-	-	-	(40,519)	(3,653)	(44,172)
Other comprehensive income	-	-	-	-	-	-	(46,056)	-	(3,654)	8,195	5,731	(35,784)	-	(35,784)
Net income for the year	-	-	-	-	-	-	4,453,573	-	-	-	-	4,453,573	-	4,453,573
Profit sharing:
Legal reserve	-	-	-	-	-	222,678	(222,678)	-	-	-	-	-	(1,392)	(1,392)
Dividends	-	-	-	-	-	-	(1,122,522)	-	-	-	-	(1,122,522)	-	(1,122,522)
Proposed additional dividend	-	-	-	-	-	-	(3,148,769)	3,148,769	-	-	-	-	-	-

Balances at December 31, 2012	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	-	3,148,769	6,230	10,190	1,372	44,681,120	-	44,681,120

Outstanding shares (in thousands)														1,123,269

VPA – equity value of Company’s shares														39.78

TELEFÔNICA BRASIL S. A.
Statements of comprehensive income
Years ended December 31, 2012 and 2011
( In thousands of reais )

	Company		Consolidated
	2012	2011	2012	2011
Net income for the year	4,453,573	4,355,318	4,452,181	4,362,199

Unrealized losses on investments available for sale	(5,536)	(5,170)	(5,536)	(5,170)
Taxes on unrealized losses on investments available for sale	1,882	1,758	1,882	1,758

Unrealized actuarial losses and effect of limitation of surplus plan assets	(83,309)	(57,598)	(69,782)	(65,176)
Taxes on unrealized actuarial losses and effect of limitation of surplus plan assets	28,325	19,584	23,726	22,179

Gains – derivative transactions	-	-	12,416	3,022
Taxes on gains – derivative transactions	-	-	(4,221)	(1,027)

Cumulative translation adjustments – operations in foreign currency	5,731	4,520	5,731	4,520

Interest in comprehensive income of subsidiaries	17,123	(2,988)	-	-

Net losses recognized in equity	(35,784)	(39,894)	(35,784)	(39,894)

Comprehensive income for the year	4,417,789	4,315,424	4,416,397	4,322,305

Attributable to:
Net income attributed to non-controlling shareholders	-	-	(1,392)	-
Net income attributed to controlling shareholders	4,417,789	4,315,424	4,417,789	4,322,305

Basic and diluted earnings per common share	3.69	4.36	3.69	4.36
Basic and diluted earnings per preferred share	4.06	4.80	4.06	4.80

TELEFÔNICA BRASIL S. A.
Statements of value added
Years ended December 31, 2012 and 2011
( In thousands of reais )

	Company		Consolidated
	2012	2011	2012	2011

Revenues	17,204,211	20,470,838	46,047,359	40,486,930
Sale of goods and services	17,146,952	20,302,208	46,080,645	39,755,569
Other revenues	324,712	469,535	620,987	1,237,942
Provision for impairment of accounts receivable	(267,453)	(300,905)	(654,273)	(506,581)

Inputs acquired from third parties	(7,815,070)	(9,247,074)	(16,460,735)	(15,548,284)
Cost of goods, products and services sold	(5,584,108)	(6,237,109)	(10,722,909)	(8,070,174)
Materials, electric energy, outsourced services and other	(2,297,993)	(2,956,452)	(6,838,525)	(7,349,345)
Loss/recovery of asset values	67,031	(53,513)	1,100,699	(128,765)

Gross value added	9,389,141	11,223,764	29,586,624	24,938,646

Retentions	(2,634,616)	(2,110,275)	(5,493,159)	(4,585,994)
Depreciation and amortization	(2,634,616)	(2,110,275)	(5,493,159)	(4,585,994)

Net value added produced by entity	6,754,525	9,113,489	24,093,465	20,352,652

Transferred value added received	4,530,014	2,858,168	1,281,553	1,103,359
Equity pickup	3,995,228	2,308,650	-	-
Financial income	534,786	549,518	1,281,553	1,103,359

Total value added to be distributed	11,284,539	11,971,657	25,375,018	21,456,011

Distribution of value added	(11,284,539)	(11,971,657)	(25,375,018)	(21,456,011)

Personnel, social charges and benefits	(860,657)	(702,475)	(2,041,280)	(1,435,014)
Direct compensation	(588,540)	(534,423)	(1,323,940)	(1,100,079)
Benefits	(203,092)	(116,906)	(589,541)	(226,342)
Unemployment compensation fund contribution tax (FGTS)	(69,025)	(51,146)	(127,799)	(108,593)
Taxes, charges and contributions	(4,595,394)	(5,593,304)	(15,140,024)	(12,679,126)
Federal	(1,560,059)	(1,324,605)	(6,405,965)	(4,471,035)
State	(2,976,933)	(4,223,367)	(8,636,458)	(8,124,977)
Local	(58,402)	(45,332)	(97,601)	(83,114)
Debt remuneration	(811,014)	(1,052,410)	(2,982,393)	(2,582,303)
Interest	(633,515)	(631,413)	(1,527,077)	(1,236,974)
Rent	(177,499)	(420,997)	(1,455,316)	(1,345,329)
Equity remuneration	(4,453,573)	(4,355,318)	(4,452,181)	(4,362,199)
Interest on equity	-	(1,867,000)	-	(1,867,000)
Dividends	(1,122,522)	(382,400)	(1,122,522)	(382,400)
Retained earnings	(3,331,051)	(2,105,918)	(3,331,051)	(2,105,918)
Non-controlling interest	-	-	1,392	(6,881)
Other	(563,901)	(268,150)	(759,140)	(397,369)
Provisions for labor and civil contingencies, net	(563,901)	(268,150)	(759,140)	(397,369)

TELEFÔNICA BRASIL S. A.
Cash flow statements
Years ended December 31, 2012 and 2011
( In thousands of reais )

	Company		Consolidated
	2012	2011	2012	2011
Cash from operating activities

Income before taxes	4,902,169	4,569,425	6,921,474	5,657,674

Items not affecting cash

Expenses (income) not representing changes in cash	(657,308)	435,946	6,139,975	5,683,221
Depreciation and amortization	2,634,616	2,110,275	5,493,159	4,585,994
Foreign exchange variation on loans	6,815	63,315	(1,254)	89,549
Monetary variation	(12,493)	(33,317)	51,860	(30,323)
Equity pickup	(3,995,228)	(2,308,650)	-	-
Income on assets written off	(10,747)	(74,304)	(1,049,692)	(482,115)
Provision for impairment of accounts receivable	267,453	300,905	654,273	506,581
Provision for (reversal of) trade accounts payable	(148,914)	53,278	(73,645)	365,415
Provision for (write-offs and reversals of) impairment of inventories	(4,351)	(11,482)	791	(8,966)
Pension and other post-retirement benefits	9,906	6,960	(3,244)	(1,163)
Provisions for tax, labor, regulatory and civil contingencies	336,677	126,652	514,840	255,420
Interest expenses	264,765	192,729	551,580	416,426
Provision for (reversal of) demobilization	(195)	796	(7,854)	(33,138)
Provisions for customer loyalty programs	-	-	14,026	9,861
Other	(5,612)	8,789	(4,865)	9,680

(Increase) decrease in operating assets:	675,812	(235,008)	(557,118)	(479,896)
Trade accounts receivable, net	(131,541)	(231,527)	(1,070,370)	(933,558)
Inventories	11,784	14,748	83,122	(47,355)
Other current assets	634,164	168,188	339,327	601,573
Other noncurrent assets	161,405	(186,417)	90,803	(100,556)

Increase (decrease) in operating liabilities:
	(786,369)	(1,389,056)	(2,771,162)	(2,719,624)
Personnel, social charges and benefits	(38,658)	(55,439)	(79,270)	(56,908)
Trade accounts payable	(166,024)	(106,428)	(613,004)	(279,721)
Taxes, charges and contributions	(87,935)	(33,153)	132,911	130,058
Other current liabilities	(225,758)	(338,690)	(216,292)	(521,056)
Other noncurrent liabilities	(46,184)	(44,019)	(76,893)	(97,655)
Interest paid	(212,327)	(233,255)	(438,409)	(496,103)
Income and social contribution taxes paid	(9,483)	(578,072)	(1,480,205)	(1,398,239)
Total cash generated by operating activities	4,134,304	3,381,307	9,733,169	8,141,375

Cash generated by (used in) investing activities

Increase in capital of affiliates and subsidiaries	(96,607)	(114,000)	-	-
Additions to PP&E and intangible assets, net of donations	(2,051,106)	(2,231,643)	(4,549,100)	(4,653,708)
Cash received from sale of PP&E items	40,628	127,817	1,136,649	610,880
Cash received from divestitures	7,551	-	10,069	-
Dividends and interest on equity received	2,647,353	1,040,211	5,129	-
Cash and cash equivalents through entity consolidation	-	-	-	31,095
Cash and cash equivalents through business combination	-	698,837	-	1,982,898
Total cash generated by (used in) investing activities	547,819	(478,778)	(3,397,253)	(2,028,835)

Cash generated by (used in) financing activities

Payment of loans, financing and debentures	(849,562)	(1,148,003)	(1,279,654)	(1,426,334)
Loans and debentures raised	2,000,000	2,276,774	2,815,825	2,123,727
Payment net of derivative agreements	(9,244)	64,712	(45,413)	56,765
Dividends and interest on equity paid	(3,493,997)	(4,262,729)	(3,493,997)	(5,387,601)
Acquisition of non-controlling interest	(44,172)	(33,850)	(44,172)	(33,850)
Repurchase of treasury stock	(32,768)	(61,620)	(32,768)	(61,620)
Total cash used in financing activities	(2,429,743)	(3,164,716)	(2,080,179)	(4,728,913)

Increase (decrease) in cash and cash equivalents	2,252,380	(262,187)	4,255,737	1,383,627

Cash and cash equivalents at beginning of year	826,902	1,089,089	2,940,342	1,556,715
Cash and cash equivalents at end of year	3,079,282	826,902	7,196,079	2,940,342

Changes in cash and cash equivalents for the year	2,252,380	(262,187)	4,255,737	1,383,627

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

1.    THE COMPANY AND ITS OPERATIONS

a. Shareholding controlling interest

Telefônica Brasil S.A. (“Company” or Telefônica Brasil) is headquartered at Avenida Engenheiro Luiz Carlos Berrini, 1.376, in the capital city of the state of São Paulo, Brazil. The Company is a member of Telefónica Group (Group), the telecommunications industry leader in Spain which is also present in several European and Latin American countries. At December 31, 2012 and 2011, Telefónica S.A., holding company of the Group, held total direct and indirect interest of 73.81%, excluding treasury shares, represented by 91.76% common shares and 64.60% of preferred shares outstanding.

b. Operations

The Company’s main business purposes is the rendering of fixed line services and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (STFC) and authorizations, respectively. The Company and its subsidiaries are also authorized to render other telecommunications services, such as: data communication, including broadband internet, mobile telephone services (Personal Mobile Services – SMP) and pay TV services, being (i)  by satellite all over the country; (ii)  MMDS technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre, until December 2013, due to a waiver signed by the Company to go into effect within 18 months as from June 5, 2012, as a condition to take part in the 4G auction held on June 12 and 13, 2012 (Note 1b.2); cable in the cities of São Paulo, Curitiba, Foz do Iguaçu and Florianópolis.

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency (ANATEL), under the terms of Law No. 9472, of July 16, 1997 – General Law of Telecommunications (“Lei Geral das Telecomunicações” - LGT), amended by Laws No.  9986, of July 18, 2000 and No. 12485, of September 12, 2011 (Notes 1.b.1 and 1.b.2). It operates under regulations and supplementary plans issued.

b.1. Fixed Switch Telephone Service Concession Arrangement (STFC)

The Company is a concessionaire of the STFC to render fixed line services in the local network and national long distance calls originated in sector 31 of region 3, which comprises the state of São Paulo (except for cities comprising sector 33), established in the General Service Concession Plan (PGO/2008).

The Company’s current STFC was executed on June 30, 2011, is effective from July 1, 2011 to December 31, 2025, and was granted for valuable consideration. This arrangement provides for the possibility of amendments on December 31, 2015 and December 31, 2020. This condition allows ANATEL to set up new requirements and goals for universal and quality of telecommunication services, considering the conditions in place at the time.

The service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible assets and are deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At December 31, 2012, estimated residual value of reversible assets was R$6,911,508 (R$6,698,899 at December 31, 2011), which comprised switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year effective term, the Company shall pay a fee which will correspond to 2% (two percent) of its prior-year STFC revenue, net of taxes and social contributions.

b.2. SMP-related authorizations and frequencies

The business of Vivo S.A. (Vivo), fully-controlled by the Company, including the services it can provide, which are also regulated by ANATEL. It operates under regulations and supplementary plans issued.

Frequency authorizations granted by ANATEL for mobile telephone services may be renewed only once, for a 15-year period, and is subject to payment of fees equivalent to 2% (two percent), in every two years, of the Company’s prior-year revenue, net of taxes and social contributions, related to the application of the Basic and Alternative Plans of Service.

Acquisition of frequencies of 900 and 1800 MHz

In ANATEL auctions held on December 14 and 15, 2010, Vivo won 23 lots offered for sale of sub-ranges of remainders in frequencies of 900 and 1800 MHz, pursuant to call for bid on range H and remainders Nº 002/2010/PVCP/SPV-ANATEL.

On April 28, 2011, in its 604th meeting, ANATEL’s board of directors decided to approve lots 41, 42, 44, 45, 76 to 84, 92, 101, 105, 107, 115, 119, 122, 124, 128 and 163 to Vivo and other winning operators the lots in the aforesaid auction.

On May 30, 2011 the decision was published in the Federal Official Gazette (DOU), and the Terms of Authorization were signed with ANATEL. Accordingly, the actual awarding of such lots allowed Vivo to increase its spectrum, operating now at frequencies of 900 and 1800 MHz on a comprehensive basis.

On the date the Terms of Authorization were signed, R$81,175 was paid, equivalent to 10% of the total amount, and the remaining 90% was paid in December 2011, equivalent to R$730,579. The total amount of R$811,754 was adjusted in June 2011 in accordance with the remaining term of licenses and recorded as intangible assets (Note 14).

STFC Authorization for Vivo

On August 18, 2011 Act Nº 7012 was published in the Federal Official Gazette, authorizing Vivo to provide STFC for  the public use in general. Vivo is acting nationwide concerning this authorization, except in the State of São Paulo, where the Company operates.

Acquisition of frequencies of 2.5 GHz

In the auctions for sale of national frequencies of 2.5 GHz pegged to the range of 450 MHz conducted by ANATEL on June 12 and 13, 2012, Vivo won lot 3 among those offered, in accordance with public notice No. 004/2012/PVCP/SPV-Anatel.

The amount offered for lot 3 was R$1.05 billion.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

On October 11, 2012, through Act Nº 5907 of ANATEL’s Board decided to approve use of radiofrequency blocks, without exclusivity, on a primary basis, in sub-bands 2550 through 2570 MHz / 2670 through 2690 MHz, in connection with the authorizations to engage Personal Mobile Service (SMP) granted to Vivo, as well as of other radiofrequencies in the 2.5 GHz band by the respective winning bids for the lots mentioned in the bid. The authorization terms of the above-mentioned radiofrequency bands were executed on October 16, 2012 and published by the Federal Official Gazette (DOU) on October 18, 2012.

Accordingly, upon the actual awarding of such lot, Vivo increased its service provision capacity powered by 4G technology nationwide and has since then operated in frequency range of 2.5GHz, with band of 20+20 MHz. Besides the range of 2.5GHz, the acquired lot includes the range of 450 MHz for rural areas in the interior of the Brazilian states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo and Sergipe.

On October 16, 2012, Vivo paid R$105,000, an amount equivalent to 10% (ten per cent) of the total concession amount. The remaining amount of R$994,977 (updated on December 31, 2012), shall be paid in up to 12 months, updated by the IGP-DI rate (General Price Index – Domestic Supply issued by the Fundação Getulio Vargas -), or in 6 equal annual installments maturing between October 2015 and October 2020, updated by the IGP-DI rate plus interest of 1% (one per cent) per month on the adjusted amount.

In the fourth quarter of 2012, the total amount of R$1,050,000 was adjusted in accordance with the remaining life of licenses and recorded in intangible assets (Note 14).

Vivo explores SMP, in accordance with the authorizations given as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Operations Areas	Authorization Maturity

First Area
Rio de Janeiro
800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	11/29/20 (A band), 11/30/20 (L band), 4/30/23 (J band) and 10/18/27 (X band)

Espírito Santo
800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J band), 11/30/23 (A and L band) and 10/18/27 (X band)

Amazonas, Roraima, Amapá, Pará and Maranhão
800/900/1800/2100 MHz and 2.5 GHz radio frequencies	11/29/13 (B band), 4/30/23 (J band) and 10/18/27 (X band)

Minas Gerais (except Triângulo Mineiro)
450/800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/29/23 (A band), 4/30/23 (J band) and 10/18/27 (X band)

Minas Gerais (Triângulo Mineiro)
450/800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/28/20 (E band), 4/29/23 (J band) and 10/18/27 (X band)

Bahia
800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J band), 6/29/23 (A and L band) and 10/18/27 (X band)

Sergipe
450/800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J band), 12/15/23 (A and L band) and 10/18/27 (X band)

Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte
450/1800/1900/2100 MHz and 2.5 GHz radio frequencies	12/7/22 (L band), 4/30/23 (E and J band) and 10/18/27 (X band)

Second Area
Paraná and Santa Catarina
800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/8/13 (B and L band), 4/30/23 (J and M band) and 10/18/27 (X band)

Rio Grande do Sul
800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	12/17/22 (A and L band), 4/30/23 (J and M band) and 10/18/27 (X band)

Federal District
800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	7/24/21 (A and L band), 4/30/23 (J and M band) and 10/18/27 (X band)

Goiás and Tocantins
800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J and M band), 10/29/23 (A and L band) and 10/18/27 (X band)

Mato Grosso
800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J and M band), 3/30/24 (A and L band) and 10/18/27 (X band)

Mato Grosso do Sul
800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J and M band), 9/28/24 (A and L band) and 10/18/27 (X band)

Rondônia
800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J and M band), 7/21/24 (A and L band) and 10/18/27 (X band)

Acre
800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J and M band), 7/15/24 (A and L band) and 10/18/27 (X band)

Rio Grande do Sul (Pelotas, Morro Redondo, Capão do Leão and Turuçu), Mato Grosso do Sul (CTBC area) and Goiás (CTBC area)
1800/1900/2100 MHz and 2.5 GHz radio frequencies	12/7/22 (L band), 4/30/23 (D, J and M band) and 10/18/27 (X band)

Third Area
São Paulo
450/800/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J band), 8/5/23 (A and L band) and 10/18/27 (X band)

São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista)
450/800/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J band), 1/20/24 (A and L band) and 10/18/27 (X band)

São Paulo (Franca and area)
450/1800/1900/2100 MHz and 2.5 GHz radio frequencies	12/7/22 (L band), 4/30/23 (J band) and 10/18/27 (X band)

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

c. Subsidiaries

Vivo S.A. (Vivo): Engages in the SMP exploration, including activities necessary or useful to the completion of such services, in accordance with authorizations granted.

A. Telecom S.A. (ATelecom): Engages in the provision of the following services: (i) telecommunications management services and installation, operation and maintenance solutions for internet, intranet and extranet, (ii) commercial representation, agency, brokerage and distribution of goods, (iii ) marketing, representation, leasing and maintenance of systems, equipment and telecommunications devices and computers in general, (v) consulting services and technical support for the specification, implementation and maintenance of new voice systems, data and image (vi) import and export of goods and services useful to the attainment of the corporate, and (vii) the share capital of other companies, domestic or foreign, as a partner or shareholder

Telefônica Data S.A. (TData): Engages in the provision and exploration of telecommunication services, as well as preparation, implementation and installation of projects involving the exploration of integrated business solutions, consulting services on telecommunications, activities related to technical assistance service provision, sale, rent and maintenance of telecommunication equipment and network.

Telefônica Sistema de Televisão S.A. (TSTV): Engages in the provision of pay TV services under the Multichannel Multipoint Distribution of Signals (MMDS), besides the provision of telecommunication services in general and Internet.

Ajato Telecomunicações Ltda. (Ajato): Engages in the provision of telecommunication and IT services, access to the telecommunication network, Internet, via radio, encompassing the image and data services of telemarketing, sale of rent, import, export, maintenance and repair of these equipment sets.

GTR Participações e Empreendimentos S.A. (GTR):  Engages in holding equity interest in other companies whose purpose is to provide cable and pay TV services, telecommunications in general, production, acquisition, licensing, import and distribution of own or third party TV programs, spare parts and equipment, management and exploration of platforms of pay TV and telecommunication services.

TVA Sul Paraná S.A. (TVA Sul): Engages in cable and pay TV services provision, telecommunications in general, production, acquisition, licensing, import and distribution of own or third party TV programs, spare parts and equipment, management, updating and exploration of pay TV platform and telecommunications and editing of journals.

Lemontree Participações S.A. (Lemontree): Engages in holding equity interest in other companies whose purpose is to provide cable and pay TV services, telecommunications in general, production, acquisition, licensing, import and distribution of own or third party TV programs, spare parts and equipment, management and exploration of platforms of pay TV and telecommunication services and sale of data.

Comercial Cabo TV São Paulo S.A. (Comercial Cabo): Engages in cable and pay TV  services, assistance and consulting on telecommunications in general, production, acquisition, licensing, import and distribution of own or third party TV programs, spare parts and equipment, management and exploration of platforms of pay TV and telecommunication services and exploration of full range of advertising and promotion.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Aliança Atlântica Holding B.V. (Aliança): Headquartered in Amsterdam, The Netherlands, with 50% interest by Telefônica Brasil, its revenues from the sale of shares of Portugal Telecom in June 2010. Until May 8, 2012 the Company held shares in Zon Multimédia, a company of Portugal Telecom group engaged in pay TV service provision, Internet, distribution of audiovisual contents, movies and telecommunications. Such shares were sold on May 8, 2012.

Companhia AIX de Participações (AIX): Engages in holding equity interest in the Refibra Consortium as a leader, as well as activities involving direct and indirect exploration of execution, completion and exploration of underground duct lines for fiber optics.

Companhia ACT de Participações (ACT): Engages in holding equity interest in the Refibra Consortium as a leader, as well as activities involving the provision of technical assistance for design of network completion projects, running the studies required to make it economically feasible, as well as inspecting the progress of Consortium-related activities.

The table below lists the Company’s direct and indirect subsidiaries and equity held in total capital:

Subsidiaries	12/31/12	12/31/11
Vivo S.A (a)	100%	100%
Telefônica Data S.A.	100%	100%
A.Telecom S.A.	100%	100%
Telefônica Sistema de Televisão S.A.	100%	100%
Ajato Telecomunicações Ltda.	100%	100%
GTR Participações e Empreend. S.A. (b)	100%	66.67%
TVA Sul Paraná S.A. (b)	100%	91.50%
Lemontree S.A. (b)	100%	83.00%
Comercial Cabo TV São Paulo S.A. (b)	100%	93.19%
Aliança Atlântica Holding B.V.(c)	50%	50%
Companhia AIX de Participações (c)	50%	50%
Companhia ACT de Participações (c)	50%	50%

(a) Wholly consolidated as from April 2011 (Notes 1 and 4).

(b) Wholly consolidated as from January 2011 and wholly-owned subsidiaries as from June 2012.

(c) Jointly-controlled companies.

d. Share trading on stock exchanges

The Company is registered with the Brazilian Securities and Exchange Commission (CVM) as a publicly-held under category A (issuers authorized to trade any kind of securities), its shares being traded on the São Paulo Stock Exchange (BM&FBovespa). It is also registered with the Securities and Exchange Commission (SEC) in the USA, with its American Depositary Shares (ADSs) level II, listed only in preferred shares, being traded on the New York Stock Exchange (NYSE).

d.1) Shares traded on the São Paulo Stock Exchange (BM&F Bovespa)

On September 21, 1998, the Company started trading its shares on the São Paulo Stock Exchange (BM&F Bovespa), under tickers TLPP3 and TLPP4, for common and preferred shares.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

In the Special Shareholders' Meeting of Vivo Participações S.A. (Vivo Part.) and Telecomunicações de São Paulo S. A. (Telesp) held on October 3, 2011, merger of Vivo Part. into Telesp was approved. On the same date, its corporate name changed to Telefonica Brasil S.A., and on October 6, 2011 the Company changed its ticker codes to VIVT3 and VIVT4 for common and preferred shares, respectively, and the stock exchange code to Telefonica Brasil (see Note 4).

d.2) Shares traded on the New York Stock Exchange (NYSE)

On November 16, 1998, the Company started the ADR trading process on the New York Stock Exchange (NYSE), which currently has the following characteristics:

•         Type of share: preferred.

•         Each ADR represents 1 (one) preferred share.

•         Shares are traded as ADR through code “VIV” on the NYSE.

•         Foreign depositary bank: The Bank of New York.

•         Custodian bank in Brazil: Banco Itaú S.A.

e. Corporate events

e.1) Corporate restructuring – merger of Vivo Part. shares by Telefônica Brasil

In a meeting held on March 24, 2011, ANATEL granted previous consent for the corporate restructuring between the Company and Vivo Part. Act Nº 1970, of April 1, 2011, was published in the Federal Official Gazette (DOU) on April 11, 2011.

In the Company’s Extraordinary Shareholders’ Meeting held on April 27, 2011, unanimous voting approved the Protocol of Merger of Shares and Instrument of Justification agreed between the Company and Vivo Part., each Vivo Part.’s share being replaced with 1.55 Company’ shares. The Company’s common and preferred shareholders and Vivo Part.’s common shareholders deadline to exercise their withdrawal rights was May 30, 2011. The shareholders opting for the withdrawal right were repaid the shares demonstrably held by the companies on December 27, 2010, when the material news release was published. The amounts repaid to the Company’s common and preferred shareholders and to the Vivo Part.’s common shareholders reached R$23.06 and R$25.30 by share, respectively, calculated at their related net equity values disclosed in the balance sheet as of December 31, 2010.

e.2) Corporate restructuring – Concentration of SMP Authorizations and Simplification of the Corporate Structure

Vivo Part. Board of Director’s Meeting held on. on June 14, 2011 approved the proposal for concentration of authorizations for SMP service provision (until then held by Vivo Part. in the State of Minas Gerais and by Vivo in other Brazilian states), thus consolidating the operations and the Terms of Authorization for SMP exploration at Vivo.

As a proposal for making feasible this corporate restructuring, on October 1, 2011 Vivo Part. assigned Vivo (the group’s mobile operator holding the SMP authorizations in the other Brazilian states) the commercial establishments (including the assets, rights and obligations) regarding the SMP services in the State of Minas Gerais, with Vivo Part. thus becoming the ultimate holding.

In accordance with the provisions of Law Nº 6404/76, an specialized company was engaged to prepare a valuation report on a portion of Vivo Part.’s net assets (as of August 31, 2011) consisting of SMP operations in the State of Minas Gerais assigned to Vivo’s assets and of Vivo Part.’s assets to be merged by the Company.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Due to the fact that Vivo Part. is the Company’s wholly-owned subsidiary since April 27, 2011, whose equity already comprised the investment in Vivo shares, the merger: i) did not lead to capital increase at the Company; ii) did not bring along the replacement of shares held by noncontrolling shareholders of Vivo Part. with Company shares; and iii) did not require a valuation report on net assets at market prices for calculation of the ratio of shares replaced, in the absence of noncontrolling shareholders to be protected.

Accordingly, under the terms of article 226, paragraphs I and II of Law Nº 6404/76, shares held by the Company in the net equity value of  Vivo Part.’s  were cancelled. On conclusion of the corporate restructuring, Vivo Part. was incorporated by the Company on October 3, 2011, and Vivo became the wholly-owned subsidiary, simplifying and rationalizing the structure of costs of companies involved.

f. Agreement between Telefônica S.A. and Telecom Itália (Act Nº3,804, of July 7, 2009, and Act No. 68,276, of October 31, 2007, both from ANATEL Board)

In October 2007, TELCO S.p.A. (in which Telefónica S.A. holds 42.3% interest) completed the acquisition of 23.6% of Telecom Italia. Vivo is an indirect subsidiary of Telefónica S.A. Telecom Italia holds interest in TIM Participações S.A. (TIM), a mobile telephone service company in Brazil. As a result of the acquisition of its interest in Telecom Itália, Telefónica S.A. is not directly involved in TIM operations. Furthermore, any transactions between the Company, Vivo and TIM are ordinary mobile telephone transactions regulated by ANATEL.

  BASIS FOR PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

2.1 - Basis for Preparation and Presentation

The Company’s financial statements for years ended December 31, 2012 and 2011 are presented in thousands of reais (except where otherwise indicated) and is presented considering the Company’s ability to continue as a going concern.

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), which are not different from accounting practices adopted in Brazil, which comprise CVM rules and CPC pronouncements.

In a meeting held on February 21, 2013, the Company’s Board of Directors authorized these financial statements to be issued.

Some items of the balance sheet and income statement for the year ending December 31, 2011 were reclassified to allow comparability with the information of December 31, 2012.

The Company states that the consolidated financial statements are in compliance with International Financial Reporting Standards (IFRS) issued by the IASB and with the pronouncements, interpretations and guidelines issued by  CPC ruling on December 31, 2012, which include the new pronouncements, interpretations and revisions of the following standards, amendments and interpretations published by IASB and by the International Financial Reporting Interpretations Committee (IFRIC) which went into effect on January 1, 2012:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Amendments to IAS 12, Income Tax – Recovery of Underlying Assets:  This amendment provided clarification on how to calculate deferred taxes on investment properties measured at fair value. It introduced the rebuttable presumption that deferred taxes on investment properties measured at fair value under IAS 40 should be defined considering that their book value will be recovered through sale.

Amendments to IFRS 7, Financial Instruments:  Disclosures – Enhanced Derecognition Disclosure Requirements: This amendment requires additional disclosure on financial assets transferred, yet not derecognized, so as to enable the financial information users to understand the relation with those assets not derecognized and related liabilities. Furthermore, this amendment requires disclosures as to the ongoing involvement in the derecognized financial assets so that the user can evaluate the nature of the entity’s ongoing involvement in these derecognized assets and related risks. This amendment became effective for annual periods beginning on or after July 1, 2011; in Brazil, it will become effective after CPC approval and CVM ruling for publicly-held companies.

Worth noting is that this amendment only affects disclosures – however , it is not currently applicable to the Company, and has no impact on the Company’s and its subsidiaries’ financial position or performance.

New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) not yet effective as of December 31, 2012

At the date these financial statements were prepared, the following IFRS, amendments and IFRIC interpretations had been issued, but their application was not mandatory:

IAS 1 Presentation of Other Comprehensive Income Account:  IAS 1 revisions affected the grouping of items presented in other comprehensive income. Items which might be reclassified (or “recycled”) to profit or loss at a future point in time (e.g. net gains on hedged net investments, exchange variation differences from translation of operations abroad, net movements of hedge of cash flows or gains on sale of assets classified as available for sale) should be presented separately from items which will never be reclassified (e.g. actuarial gains or losses on defined benefit plans). The revisions affect only the presentation, with no impacts on the financial position or performance of the Company and its subsidiaries. These revisions go into effect for years beginning July 1, 2012 or thereafter and will be applied to the Company’s financial statements when effective.

IAS 19 Employee Benefits (Revised):  The IASB issued various revisions to IAS 19, which comprises fundamental amendments, such as the removal of the corridor method and the concept of returns expected on the plan assets, and simple clarifications on valuation and devaluation and reformulation. The Company does not expect significant impacts on its consolidated financial statements. This revised IAS will go into effect for annual periods beginning January 1, 2013 or thereafter.

IAS 28 Investments in Associates and Joint Ventures (Revised in 2011):  In connection with the issuance of IFRS 11 and IFRS 12 (see below), IAS 28 is now IAS 28 -  Investments in Associates and Joint Ventures and describes the application of the equity method for investments in joint ventures, besides the investment in associates. The Company does not anticipate any significant impacts on its consolidated financial statements. This revision will go into effect for annual periods beginning January 1, 2013 or thereafter.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

IAS 32 Offsetting Financial Assets and Financial Liabilities – Revisions of IAS 32:  These revisions shed light on the meaning of the phrase “currently has the legal right to set off”. These revisions also clarify the adoption of offsetting criteria set forth by IAS 32 for the clearing systems (like the clearing house systems), which apply non-simultaneous gross mechanisms for clearing. These revisions are not expected to affect the Company’s and its subsidiaries’ financial position, performance or disclosures effective for annual periods beginning January 1, 2014 or thereafter.

IFRS 1 Government Loans – IFRS 1 Revisions:  These revisions set the first-time application of the requirements of IAS 20 - Accounting for Government Grants and Disclosure of Government Assistance, prospectively governmental loans existing on the date of transition to IFRS. The entities may opt for applying the IFRS 9 requirements (or IAS 39, as the case may be) and  IAS 20 to governmental loans, retrospectively, had the necessary information been obtained upon the initial recording of loans. The exception would give relief to the entities adopting the standard for the first time from retrospectively measuring government loans at an interest rate below market rate. The review  will go into effect for annual periods beginning January 1, 2013 or thereafter. The revision will not affect the Company and its subsidiaries.

IFRS 7 Disclosures – Offset Between Financial Assets and Financial Liabilities – Revisions of IFRS 7:  These revisions require an entity to disclose information about the rights to offset and related agreements (e.g. agreement for guarantee). The disclosures provide users with useful information for them to assess the effect of the offsetting agreements on the financial position of an entity. The new disclosures are necessary for all financial instruments recognized and offset in accordance with IAS 32 Financial Instruments - Presentation. The disclosures also apply to financial instruments recognized which are subject to a master agreement for offsetting or alike, irrespective of being or not offset in accordance with IAS 32. The revision will go into effect for annual periods beginning January 1, 2013 or thereafter.

IFRS 9 Financial Instruments: Classification and Measurement:  IFRS 9, as issued, reflects the first phase of IASB work regarding the replacement of IAS 39 and applies to the classification and measurement of financial assets and financial liabilities, as set forth by IAS 39. The standard initially was effective for annual periods beginning January 1, 2013, however the standard Amendments to IFRS 9,  Effective Date of IFRS 9 and Disclosures for Transition, issued in December 2011, changed the mandatory effective date to January 1, 2015. Later on, the IASB will address the recording of hedging instruments and impairment of financial assets. The adoption of the first phase of IFRS 9 will go into effect for the classification and measurement of the Company’s and its subsidiaries’ financial assets, but will not affect the classification and measurement of financial liabilities. The Company will quantify the effect together with other phases, when the final standard is issued, comprising all the phases.

IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements: IFRS 10 replaces the portion of IAS 27 – Consolidated and Separate Financial Statements which deals with the recording of consolidated financial statements. It also addresses issues raised by SIC-12 Consolidation – Special-purpose Entities. IFRS 10 establishes a single control model applied to all entities, including special-purpose entities. The amendments introduced by IFRS 10 will require management’s significant judgmental analysis to determine which entities are subsidiaries and therefore required to be consolidated by a parent company.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Based on preliminary analyses, IFRS 10 is not expected to have impacts on the investments currently held by the Company. This standard will go into effect for annual periods beginning January 1, 2013.

IFRS 11 Joint Ventures:  IFRS 11 replaces IAS 31 – Interests in Joint Ventures SIC-13 –Jointly-controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 eliminates the option to record jointly-controlled companies (JCC) based on a proportional consolidation. Instead, the JCC falling into the joint venture definition shall be recorded using the equity method. The application of new standard will affect the Company’s financial position, eliminating the proportional consolidation of Aliança, AIX and ACT (Note 12). By applying the new standard, the investments in the aforesaid companies will be recorded using the equity method. This standard will go into effect for annual periods beginning January 1, 2013 and shall be applied retrospectively to joint ventures held on the initial application date. It is estimated that the IFRS 11 impact on the current period (which will correspond to the comparative period of the financial statements at December 31, 2013), considering certain items, consists of decrease in revenues by R$28,308 and a decrease in operating income by R$1,370, since joint venture income will be presented below operating income. Current assets and current liabilities will decrease by R$64,873 and R$2,791, respectively, while noncurrent assets will be increased by R$60,012, and noncurrent liabilities will be decreased by R$2,896.

IFRS 12 Disclosure of Interests in Other Entities:  IFRS 12 includes all disclosures previously contained in IAS 27 regarding the consolidated financial statements, as well as all disclosures previously contained in IAS 31 and IAS 28. These disclosures regard interest held by an entity in subsidiaries, joint ventures, associates and structured entities. A number of new disclosures are also necessary, but there will be no impact on the Company’s financial position or performance. This standard will go into effect for annual periods beginning January 1, 2013 or thereafter.

IFRS 13 Fair Value Measurement:  IFRS 13 sets a single source of guideline in IFRS for all fair value measurements. IFRS 13 does not change the time an entity is required to use fair value, but provides guidance on how to measure fair value in accordance with IFRS, whenever fair value is required or allowed. This standard will go into effect for annual periods beginning January 1, 2013 or thereafter. The application of this standard will have no effect on the company.

Annual improvements – May 2012

The following improvements will not affect the Company and its subsidiaries:

IFRS 1 First-time Adoption of the International Financial Reporting Standards (IFRS):  This improvement explains why an entity which discontinued the use of IFRS in the past and opted or was compelled to adopt IFRS may re-adopt IFRS 1. Should IFRS 1 not be re-adopted, the entity should retrospectively restate its financial statements as if it had never discontinued the use of IFRS.

IAS 1 Presentation of Financial Statements:  This improvement clarifies the difference between additional voluntary comparative information and necessary minimum comparative information. Generally, the necessary minimum comparative information relates to the prior period.

IAS 16 Fixed Assets:  This improvement explains that the main spare parts and equipment for service provision which comply with the definition of fixed assets are not inventories.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

IAS 32 Financial Instruments:  Presentation: This improvement clarifies that income taxes arising from distribution to shareholders are recorded in accordance with IAS 12 Income Taxes.

IAS 34 Interim Financial Statements:  This revision presents an alignment with the requirements for disclosure of total assets of the segment with total liabilities of the segment in the interim financial statements. This clarification also ensures that the interim disclosures are in line with annual disclosures.

These improvements will go into effect for annual periods beginning January 1, 2013 or thereafter.

2.2 - Bases for consolidation and significant changes at consolidation level

In the consolidation, all balances of assets, liabilities, revenues and expenses from transactions and interest in net equity between the Company and its subsidiaries were eliminated.

The main events and changes in the consolidation environment that, due to their significance, should  be taken into consideration when analyzing the consolidated information for the years ended December 31, 2012 and 2011, as follows:

Acquisition of Vivo Part. by the Company

In the Company’s Extraordinary Shareholders’ Meeting held on April 27, 2011, unanimous voting approved the Protocol of Merger of Shares and Instrument of Justification agreed between the Company and Vivo Part., each Vivo Part.’s share being replaced with 1.55 Company’ shares. Given this merger of shares, Company’s capital increased by R$31,222,630. The Company’s consolidated financial statements include the results of Vivo Part. (merged by the Company on October 3, 2011)  and Vivo since April 1, 2011. Vivo Part. and Vivo were included in the Company’s consolidated financial statements under the full consolidation method.

Consolidation of TVA companies

As from January 1, 2011, the Company included companies GTR, TVA Sul, Lemontree and Comercial Cabo in its consolidated financial statements under the full consolidation method.

Acquisition of Lemontree and GTR shares

On September 29, 2011, the Company acquired 68,533,233 common shares, which represented 49% of this type of shares of Lemontree, which is the holder of 80.1% common shares of Comercial Cabo. Thus, the Company became holder of 83% interest in Lemontree and 93.19% in Comercial Cabo.

On June 6, 2012, the Company exercised its call option in relation to (a) 71,330,508 remaining common shares, corresponding to 51% of the voting capital of Lemontree, which controls Comercial Cabo, a company that provides cable television services in the state of São Paulo; and (ii) 923,778 remaining common shares of GTR, holder of 50.9% of TVA Sul common shares, a company that provides cable television services outside the state of São Paulo, given that these shares were previously held by Abril Group. The call option was exercised in this date, and concludes the acquisition of Lemontree and GTR remaining shares, which started with the partial exercise of the call option implemented on September 29, 2011, with the acquisition of Lemontree common shares, representing 49% of its capital. Amounts corresponding to the acquisition of the remaining common shares of Lemontree and GTR, as described above, totaled R$37,737 and R$6,434, respectively.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

These transactions were accounted for as acquisition of a non-controlling shareholders’ interest for the purpose of disclosure and measurement in these financial statements, the effect of which is recognized in the statement of equity.

Upon exercising this option, the Company became holder of 100% of the shares representing the voting and total capital of Lemontree and GTR and, indirectly, of the companies operating cable TV services located in the cities of São Paulo and Curitiba, Foz do Iguaçu and Florianópolis.

Disposal of shares of Zon Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

On May 8, 2012, the Company disposed of 1,618,652 (1,196,395 directly and 422,257 indirectly through Aliança Atlântica) common shares representing 0.52% of Zon Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (ZON) voting capital. Consolidated net income (amount obtained from disposal of shares held and divestiture of investments) of this transaction amounted to R$1,486.

Corporate Restructuring

Aiming to simplify the current organizational structure of the Company, as well as assisting the integration of business and generating synergies from a effectiveness providing services perspective, the Company filed with ANATEL on March 15, 2012 request for prior approval of corporate restructuring, which became legally viable because of legislative changes applicable to concessionaires STFC through Law No. 12,485.

The restructuring proposal could be implemented only after prior approval by ANATEL, who is currently analyzing the case.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a) Cash and cash equivalents

These are held to meet short-term cash commitments, and not for investment or other purposes. Cash and cash equivalents include cash, positive balances in current accounts and short-term investments redeemable within no longer than 90 days as from the date of contracts and with insignificant risk of change in market value (Note 5).

b) Trade accounts receivable, net

These are determined at the value of services provided according to the contracted conditions, net of the provision for impairment. It includes the services provided to customers who have not been billed up to the balance sheet date, as well as accounts receivable regarding sales of cell phones, simcards and accessories. The provision for impairment is set up in order to cover eventual losses, if any, and takes into consideration mainly the expected default (Note 6).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

c) Inventories

These are stated at average acquisition cost, net of allowance for reduction to realizable value. It includes cell phones, simcards, prepaid cards, accessories, consumables and maintenance. The net realizable value consists of the sale in the ordinary course of business, less estimated necessary costs for sale (Note 7).

The provision for impairment is set up for materials and devices deemed to be obsolete or whose quantities are greater than those usually sold by the Company in a reasonable length of time.

d) Prepaid expenses

These are measured at the values actually disbursed on services engaged and not yet incurred. Prepaid expenses are allocated to profit or loss as services are provided and economic benefits are received (Note 10).

e) Investments

Equity interest in subsidiaries (individual or joint) is valued under the equity method in the individual financial statements. In the consolidated financial statements, investments in controlled companies are fully consolidated, and investments in jointly-controlled companies are consolidated in a proportional way.

Under the equity method, the investment in a controlled company is accounted for in the balance sheet at cost, plus the variations after acquisition of equity interest in the controlled company.

The statement of income reflects the portion of results from operations of controlled companies. Whenever a change is directly recognized in net equity of controlled companies, the Company will recognize its portion in the variations occurred and will disclose this fact, whenever applicable in the statement of changes in equity. Unrealized gains and losses from transactions between the Company and its subsidiaries are eliminated in accordance with the interest held in the subsidiary.

The equity interest in controlled companies will be measured  in the Income Statement as equity pickup, representing income attributable to shareholders of controlled companies.

The financial statements of subsidiaries are prepared for the same period of disclosure as that of the Company. When necessary, adjustments are made for the accounting policies to be in accordance with those adopted by the Company.

After applying the equity method, the Company determines whether it is necessary to recognize and additional impairment on the Company’s and its subsidiaries’ investment. The Company determines, at each year end, if there is objective evidence that the investment in subsidiaries has been impaired. If so, the Company calculates the amount of impairment as the difference between the value recoverable from the affiliate and the book value, and accounts for the amount in the statement of income.

In case of significant influence over subsidiaries, the Company then values and recognizes the investment at fair value. In the statement of income will be accounted for any difference between the book value of subsidiaries upon loss of significant influence and the fair value of the remaining investment and results of sale.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

In consolidation, all balances of assets and liabilities, revenues and expenses from transactions and equity interest between the Company and its subsidiaries were eliminated.

The effects on the financial statements translation of Aliança (jointly controlled) are recognized in Company’s equity as “Cumulative translation adjustments”.

f) Property, Plant and equipment, net

These are stated at acquisition and/or construction cost, net of accumulated depreciation and provision for impairment, if applicable. Such cost includes the borrowing costs for long-term construction projects, whenever the recognition criteria are met, net of credits of State VAT (ICMS), which were recorded as taxes recoverable.

The costs of assets are capitalized until they are in condition expected for them to become operational.

Expenses subsequent to the entry of asset into operation are recognized immediately in profit or loss, in line with the accrual method. Expenses incurred for improvements in assets (increase in installed capacity or useful life) are capitalized.

The estimated costs to be incurred in the dismantling of towers and equipment at rented properties are capitalized in contrast with the provision for asset retirement (Note 20) and depreciated over the useful life of the equipment, which is not longer than the rental period.

The depreciation is calculated on a straight-line basis over the useful life of assets, at rates which take into consideration the estimated useful life of assets based on technical studies. The net book value and useful life of assets and depreciation methods are annually revised and prospectively adjusted, as the case may be.

A fixed asset is written off when sold or no future economic benefit is expected to arise from its use or sale. Any gain or loss from disposal of asset (calculated as the difference between net value of sale and net book value of asset) are recognized in profit or loss for the year the asset is written off.

g) Intangible Assets (including goodwill)

These are stated at acquisition and/or construction cost, net of accumulated amortization and provision for impairment, if applicable.

They include rights of use of software acquired from third parties, licenses for concession and authorization acquired from ANATEL, customer portfolio, trademarks and other intangible assets.

The useful life of an intangible asset is determined as definite or indefinite, namely:

(a) Intangible assets with definite life are amortized over the economic useful life under the straight-line method and assessed to determine impairment whenever there is evidence of loss of economic value of the asset. The amortization period and method for an intangible asset with definite life are revised once a year. Changes in the estimated useful life or in the expected consumption of future economic benefits from these assets are accounted for in light of changes in the amortization period or method, as the case may be, being treated as changes in accounting estimates.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

(b) Indefinite life intangible assets are not amortized, and a recoverability test is performed annually or when there are indications that the book value cannot be recovered. The assessment of indefinite life is annually revised to determine whether this assessment continues to be justifiable. Otherwise, the change in useful life from indefinite to definite is made on a prospective basis.

Gains and losses from write-off of an intangible asset are measured as the difference between net value from sale and the asset book value and recognized in the statement of income for the year the asset is written off.

Goodwill on acquisition of investments and supported by future profitability is treated as an indefinite life intangible asset.

h) Leasing

The agreements containing clauses on use of specific assets and rights to use assets are assessed to identify the accounting treatment to be given from a leasing viewpoint.

Finance lease in which the Company or its subsidiaries obtain the risks and benefits relating to the ownership of the leased item is capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of minimum payments of leasing. Costs are increased, where applicable, by the initial direct costs incurred in the transaction. The payments of finance lease are allocated to financial charges and reduction in leasing liability so as to obtain constant interest rates on the remaining  balance of the liability.

The amounts recorded in fixed assets are depreciated for the shorter between the estimated economic useful life of assets and the stated term set in the lease agreement.

Implicit interest in liabilities accounted for is allocated to profit or loss in accordance with the length of the agreement under the effective interest rate method.

The agreements in which the lessor keeps a significant portion of risks and benefits are considered as operating lease and its effects are recognized in profit or lossfor the year throughout the life of the contract.

The Company’s subsidiaries have agreements classified as finance lease both as a lessor or a lessee. As a lessor, A.Telecom has equipment lease agreements (Solutions IT Product) for which it recognizes, on the date of installation, revenues at present value of the amounts of the agreement as a contra-entry to accounts receivable. As a lessee, Vivo holds agreements for rental of towers and rooftops in connection with a sale and leaseback financial transaction whose residual value remained unchanged at the time of the sale. As a result, a liability for the present value of the minimum mandatory installments and deferred revenue based on the difference between the sales price and the present value mentioned, were recognized in the current year.

The difference between the nominal value of the installments and accounts receivable/payable is recognized as financial income/expense under the effective interest rate method throughout the term of the agreement (Note 29).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

i) Analysis of the recoverability of assets

In compliance with IAS 36/CPC1 (R1), the Company and its subsidiaries revise, as so required, the net book value of assets to assess events or changes in the economic, operating or technological circumstances which may indicate deterioration or impairment.

If such evidence is identified and net book value exceeds value recoverable, a provision for impairment is set up by adjusting net book value to the recoverable amount.

The value recoverable is defined as the greater between value-in-use and net selling price.

In the estimate of value-in-use of asset, the estimated future cash flows are discounted at present value, using a discount rate based on the capital cost rate “The Capital Asset Pricing Model” (CAPM) before taxes, which reflects the weighted average capital cost and specific risks of the asset.

The net selling price is determined, whenever possible, based on a firm sale contract in an arm’s length transaction between knowledgeable and interested parties, adjusted by expenses attributable to the sale of the asset or, in the absence of a firm sale contract, based on the market price of an active market or on the price of the most recent transaction with similar assets.

Losses on continuing operations, including impairment of inventories, are recognized in the statement of income as expenses compatible with the function of assets.

For assets, excluding goodwill, a valuation is made at each year end to determine whether indications of impairment previously recognized may no longer exist or have been reduced.

An impairment previously recognized is reversed only in case of change in the assumptions used to determine the recoverable value of the asset as from the most recent recognition of impairment.

The reversal is limited for the book value of the asset not to exceed its value recoverable nor the book value which would have been determined, net of depreciation, had any impairment not been recognized in assets in prior years. This reversal is recognized in the income statement.

The following criteria are applied to the assessment of impairment on the following assets:

i.1) Goodwill: The impairment test is performed annually, at the end of the fiscal year or when circumstances indicate impairment loss of book value.

Whenever the value recoverable is lower than book value, an impairment is recognized. Goodwill impairment cannot be reversed in future fiscal years.

i.2) Intangible assets: indefinite life intangible assets are tested for impairment once a year, whether individually or at cash generating unit level, as the case may be, or when the circumstances indicate impairment of book value.

i.3) Determination of value in use: The main assumptions used to estimate the value in use are as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

a)     Revenues:  Revenues are projected considering the growth of the customers base, the evolution of market revenues in view of GDP and the equity interest held by the Company and its subsidiaries in this market;

b)     Operating costs and expenses: Variable costs and expenses are projected in accordance with the dynamics of the customers base, and fixed costs are projected in line with the historical performance of the Company and its subsidiaries, as well as the historical growth of revenues; and

c)     Capital investments: Investments in capital goods are estimated in view of the technological infrastructure necessary to make feasible service offer.

Key assumptions are based on the historical performance of the Company and its subsidiaries and on reasonable macroeconomic assumptions based on financial market projections, documented and approved by Company management.

The recovery test of fixed and intangible assets of the Company and its subsidiaries did not lead to recognition of losses for the years ended December 31, 2012 and 2011, since the estimated market value exceeds net book value on the assessment date.

j) Business combination and goodwill

Business combinations are accounted for under the acquisition method. The acquisition cost is measured at fair value of assets, equity instruments and liabilities incurred or assumed on the acquisition date. Identifiable assets acquired, liabilities and contingencies assumed upon business combination are initially measured at fair value on the acquisition date, regardless of the interest held by non-controlling shareholders.

Initially, goodwill is the excess acquisition cost over net fair value of assets acquired, liabilities assumed and identifiable contingent liabilities of an acquired on the date of acquisition. If the acquisition cost is lower than fair value of the acquired net asset, the difference is recognized directly in the income statement.

After the initial recognition, goodwill is measured at cost, net of any accumulated impairment. For impairment test purposes, goodwill acquired on a business combination is, as from the date of acquisition, allocated to the cash generating unit expected to be benefited by combination synergies, regardless of other acquired assets or liabilities being attributed to such unit.

Whenever goodwill is an integral part of a cash generating unit and a portion of such unit is disposed of, the goodwill associated with the operation disposed of is included in the operating cost when determining gain or loss on disposal. Goodwill disposed of in these circumstances is determined based on the proportional values of the portion disposed of in relation to the cash generating unit kept.

k) Financial instruments and cash and cash equivalents

(i) Financial assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, as loans and receivables, investments held to maturity, financial assets available for sale or derivatives classified as effective hedge instruments, as  appropriate. The Company determines the classification of its financial assets at their initial recognition, as it becomes an integral part of the contractual provisions of the instruments.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Financial assets are initially recognized at fair value, plus, in case of investments not designated at fair value through profit or loss, costs of transaction directly attributable to the acquisition of the financial asset.

Sales and purchases of financial assets requiring delivery of assets within a timetable set by regulation or market convention (regular purchases) are recognized on the date of operation, i.e. the date on which the Company commits itself to purchase or sell the asset.

The Company’s and its subsidiaries’ financial assets include cash and cash equivalents, trade accounts receivable and other receivables, trade and non-traded financial instruments and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which may be as follows:

Financial assets at fair value through profit or loss: These include derivative financial instruments taken out by the Company which do not meet the criteria for hedge accounting set by the related standard. Financial assets at fair value through profit or loss are presented in the balance sheet at fair value, including the related gains or losses recognized in the income statement.

Receivables: These are non-derivative financial assets, with fixed or determinable payments, not traded in an active market. After the initial measurement, such financial assets are recorded at amortized cost under the effective interest method (effective interest rate), net of impairment, if and when applicable. The amortized cost is calculated in view of any discount or premium on the acquisition and rates or costs incurred. The amortization under the effective interest method is included in the financial income line in the statement of income. Impairment is recognized as financial expenses in the statement of income, if and when applicable.

Investments held to maturity: These are non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity whenever the Company expressed the intention and financial capacity to hold them to maturity. After the initial valuation, investments held to maturity are valued at amortized cost under the effective interest method, net of impairment. The amortized cost is calculated taking into consideration any discount or premium on the acquisition and rates or costs incurred. The amortization of effective interest is included in financial income, in the statement of income. Losses on impairment are recognized as financial expenses in the income statement. The Company and its subsidiaries did not record investments held to maturity during the years ended December 31, 2012 and 2011.

Financial assets available for sale: These are non-derivative financial assets not classified as: (i) loans and receivables, (ii) investments held to maturity or (iii) financial assets at fair value through profit or loss. These financial assets include equity instruments.

After the initial measurement, financial assets available for sale are measured at fair value, and unrealized gains and accumulated losses are recognized directly in the reserve for assets available for sale in the group other comprehensive income until the investment is derecognized, except for impairment.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

When the investment is derecognized or a certain impairment is determined, cumulative gains or losses previously recognized in other comprehensive income shall be accounted for in the statement of income.

The fair value of financial assets available for sale expressed in foreign currency is measured in such foreign currency and translated at the exchange rate ruling on the financial statements close date. The variations in fair value attributable to translation differences are recognized directly in net equity.

Derecognition (write-offs): a financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is written off whenever:

• The rights to receive cash flows from asset expire;

• the Company transferred its rights to receive future cash flows from asset or took on an obligation to fully pay a third party cash flows received, without any significant delay, by operation of a “transfer” agreement; and (i) the Company substantially transferred all risks and benefit attached to the asset, or (ii) the Company neither substantially transferred nor withheld all risks and benefits attached to the asset, but transferred the control over it.

Whenever the Company has transferred its rights to receive cash flows from an asset or has entered into a transfer agreement, but has not substantially transferred or withheld all risks and benefits attached to the asset, it is recognized to the extent of the Company's continuing involvement in this asset.

In this case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured in view of rights and obligations the Company kept.

Continuing involvement as a guarantee over the transferred asset is measured at the original book value of the asset or at the maximum consideration the Company may require, whichever is lower.

(ii) Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence determining that the financial asset or group of financial assets is not recoverable. A financial asset or group of financial assets is considered to be non-recoverable if, and only if, there is objective evidence of lack of recoverability as a result of one or more events which have taken place after the initial recognition of the asset (“a loss event”) and such event affects the estimated future cash flows of the financial assets or group of financial assets which may reasonably be estimated.

Financial assets at amortized cost

The Company initially assesses on an individual basis whether there is clear evidence of impairment of each financial asset which is individually significant, or in conjunction for financial assets which are not individually significant. Should the Company conclude that there is no evidence of impairment of a financial asset individually assessed, whether significant or not, the asset is included in a group of financial assets with similar characteristics of credit risk, and the Company assesses in conjunction for impairment. Assets individually assessed for impairment purposes, and for which impairment is or continue to be recognized, are not included in a joint assessment of impairment.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

When there is evidence of impairment, loss is measured as the difference between book value and the present value of estimated future cash flows (net of expected future credit losses not yet incurred).

Net book value of asset is reduced through a provision, and the amount of loss is recognized in the income statement. Interest income continues to be computed on the reduced book value at the original effective interest rate for the asset. Loans, together with the related provision, are written off when there are no realistic prospects for future recovery and all guarantees have been realized or transferred to the Company. If, in a subsequent year, the estimated impairment increases or decreases due to an event after the recognition of impairment, the loss previously recognized is increased or reduced by adjusting the provision. In case of future recovery of an amount written off, such recovery is recognized in the income statement.

Financial investments available for sale

The Company analyzes whether there is objective evidence that the investment is recoverable, at each balance sheet date.

For investments in equity instruments classified as available for sale, objective evidence includes a significant and extensive loss on the fair value of investments, below book cost.

When there is evidence of impairment, the accumulated loss (measured by the difference between the acquisition cost and current fair value, less impairment which has been previously recognized in the statement of income) is reclassified from equity to profit or loss.

Increases in fair value after recognizing impairment are recognized directly in comprehensive income.

(iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and financing or derivatives classified as hedge instruments, as the case may be. The Company determines the classification of its financial liabilities upon their initial recognition.

Financial liabilities are initially recognized at fair value and, in case of loans and financing, plus the cost of transaction directly related thereto.

The Company’s and its subsidiaries’ financial liabilities include trade accounts payable and other accounts payable, loans, financing and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, which may be as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Financial liabilities at fair value through P&L: Financial liabilities at fair value through profit or loss include financial liabilities designated upon initial recognition at fair value through profit or loss. This category also includes derivative financial instruments engaged by the Company which do not meet the hedge accounting criteria set by the related standard.

The Company and its subsidiaries did not designate any financial liability at fair value through profit or loss upon initial recognition.

Loans and financing: After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost under the effective interest method. Gains and losses are recognized in the statement of income upon write-off of liabilities, as well as during the amortization process under the effective interest method.

Derecognition (write-offs): a financial liability is written off as the obligation is repealed, cancelled or expired.

Whenever a financial liability is replaced with other held by the same lender under substantially different terms or the terms of an existing liability are significantly changed, such replacement or change is treated as write-off of the original liability and recognition of a new liability, and the difference in related book values is recognized in the statement of income.

(iv) Financial instruments – net disclosure

Financial assets and liabilities are disclosed net in the balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and if there is the intention to offset or realize the asset and settle the liability simultaneously.

(v) Fair value of financial instruments

The fair value of financial instruments actively traded on stock exchanges is determined in view of purchase prices charged in the market at close of business at the balance sheet date, with no deduction of costs of transaction.

The determination of the fair value of financial instruments with no active market relies on valuation techniques. These techniques may include the use of recent transaction in the market (at arm’s length); reference to current fair value of another similar instrument; analysis of discounted cash flows or other valuation models.

l) Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Company and its subsidiaries use derivative financial instruments e.g. currency swaps and interest rates to provide hedge against foreign exchange rate fluctuation risks.

The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date the derivative contract is entered into, and subsequently revalued also at fair value.

Derivatives are disclosed as financial assets whenever the fair value of the instrument is positive and as financial liabilities whenever the fair value is negative.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Any gains or losses from changes in fair value of derivatives over the year are recorded directly in the income statement, except for the effective portion of hedges of cash flows, which is recognized directly in equity, in other comprehensive income.

For hedge accounting purposes, the Company’s and its subsidiaries’ contracts were classified as cash flow hedges, when provides protection against changes in cash flows that is attributable to a particular risk associated with a recognized liability that can affect the outcome, and classified as fair value when provides protection against exposure to changes in fair value of certain liabilities identified attributable to a particular risk (exchange rate) and can affect the outcome.

Upon the initial recognition of a hedge relation, the Company and its subsidiaries formally classify and document the hedge relation to which they wish to apply hedge accounting, as well as the Company’s objective and risk management strategy to complete the hedge. The documentation includes the identification of a hedge instrument or hedged transaction, the nature of hedged risk, the nature of risks excluded from the hedge relation, the prospective demonstration of effectiveness of the hedge relation and the way the Company and its subsidiaries will assess the effectiveness of the hedge instrument to offset the exposure to change in fair value of the hedged item.

These hedges are expected to be highly effective to offset change in fair value and are permanently assessed to check their effectiveness over all the base periods they were assigned to.

Cash flow hedges meeting the recording criteria are accounted for as follows: (i) the portion of gain or loss from the hedge instrument determined as effective hedge shall be recognized directly in equity (in other comprehensive income) and (ii) the ineffective portion of gain or loss from the hedge instrument shall be recognized in the statement of income.

Fair value hedges meeting the recording criteria are accounted for as follows: (i) gain or loss from changes in fair value of a hedge instrument shall be recognized in profit or loss and (ii) gain or loss from a hedged item attributable to the hedged risk shall adjust the recorded amount of the hedged item to be recognized in the statement of income. The changes in fair value of the hedge instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in the line of the statement of income regarding the hedged item.

Classification between current and noncurrent

Derivative instruments not classified as effective hedge instrument are classified instead as current and noncurrent based on an assessment of cash flows engaged.

•  Whenever the Company and its subsidiaries hold a derivative as economic hedge (and do not apply hedge accounting) for a period longer than 12 months after the balance sheet date, the derivative is classified as noncurrent (or segregated between current and noncurrent), consistently with the classification of the related item.

•   Derivative instruments classified as effective hedge are classified consistently with the classification of the related hedged item.

The derivative instrument is segregated as current and noncurrent only when it can be reliably allocated.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

m) Borrowing Costs

Borrowing costs directly related to acquisition, construction or production of an asset which necessarily requires a period longer than 18 months to be completed for use or sale are capitalized as an integral part of the cost of the related asset.

All other borrowing costs are recorded in expenses for the period they are incurred. The borrowing costs comprise interest and other related costs incurred by an entity.

n) Interest on shareholder’s equity and dividends

Interest on shareholder’s equity

In accordance with Brazilian law, the companies may pay interest on shareholder’s equity (JSCP), which is similar to the payment of dividends, but deductible for the purpose of determining income taxes. The amount due accrued by the Company and its subsidiaries in their accounting records in compliance with Brazilian tax law is matched against the financial expenses account in the income statement for the year and, for the presentation of these financial statements, such expense is reversed by them matched against a direct charge to equity, resulting in the same accounting treatment of dividends. The distribution of interest on shareholder’s equity is subject to withholding income tax at a rate of 15%.

Dividends

The mandatory minimum dividends are recorded in the balance sheets as legal obligations (provisions in current liabilities), and the dividends in excess of such minimum amount, still not approved by the Shareholders’ Meeting, are recorded in equity as dividend reserve.

o) Provisions

Overview

Provisions are recognized when the Company or its subsidiaries have a present obligation arising from past events, the settlement of which is expected to result in an outflow of economic benefits, at an amount that can be reliably estimated. Provisions are adjusted through the balance sheet date at the probable amount of loss, in accordance with each contingency (note 20).

Provisions for contingencies are presented at their gross amount, less the corresponding judicial deposits, and are classified as provisions for civil, labor, tax and regulatory contingencies. Judicial deposits are classified as assets if the conditions required for their net presentation with the provision are not available.

Provisions for civil, labor, tax and regulatory contingencies

The Company and its subsidiaries are parties to labor, tax, civil and regulatory claims and set up a provision for contingencies likelihood of loss of which was estimated as probable. Provisions for legal and administrative proceedings are set up based on the opinion of Company and its subsidiary management and the legal advisors thereof.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Provision for dismantling of assets

It refers to costs to be incurred due to the return to the owners of the sites (locations intended for tower and equipment installation at leased property) under the same conditions at the time of execution of the initial lease agreement.

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at fair value.

Subsequently, it is measured at the higher of: (i) the amount that would be recognized according to the provision policy referred to above; or (ii) the amount initially recognized less, where applicable, accumulated amortization recognized according to the revenue recognition policy.

p) Taxes, charges and contributions

Acronyms of the taxes, charges and contributions described in these financial statements are as follows:

CIDE – Contribution Tax for Intervention in the Economic Order – Federal Tax;

COFINS – Contribution Tax on Gross Revenue for Social Security Financing – Federal Tax;

CSLL – Social Contribution Tax on Net Income – Federal Tax;

FISTEL – Telecommunications Inspection Fund;

FUNTTEL – Telecommunications Technology Development Fund;

FUST – Universal Telecommunication Services Fund;

ICMS – State VAT – State Tax;

IOF – Tax on Financial Transactions – Federal Tax;

IRPJ – Corporate Income Tax – Federal Tax;

IRRF – Withholding Income Tax – Federal Tax;

ISS – Service Tax – Local Tax;

PIS – Contribution Tax on Gross Revenue for Social Integration Program – Federal Tax;

TFF – Inspection and Operation Fees; and

TFI – Inspection and Installation Fees.

Income and social contribution tax expenses comprise current and deferred tax effects, as follows:

Current income and social contribution taxes

The carrying amount of assets and liabilities related to the current tax of the last year and prior years corresponds to the amount estimated to be recovered from or paid to tax authorities. The tax rates and laws used in calculating the amounts referred to above are those in effect at the balance sheet date.  In the balance sheet, current taxes are presented net of prepayments throughout the year.

Current income and social contribution taxes related to items directly recognized in equity are also recognized in equity. Management periodically assesses the tax position for the cases in which tax regulations require interpretation, and sets up provisions when necessary.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Deferred taxes

The amount of deferred taxes is obtained from the analysis of the balance sheet by taking into account temporary differences, which are those arising from differences between the tax values of assets and liabilities and their corresponding carrying amount.

Deferred tax liabilities are recognized for all taxable temporary differences, except: (i) when the deferred tax liability arises from the initial recognition of goodwill or asset or liability in a transaction other than a business combination and does not impact, at the transaction date, the book profit or income or loss for tax purposes; and (ii) on taxable temporary differences related to investments in subsidiaries, where the period of reversal of temporary differences can be controlled and it is probable that temporary differences will not be reversed in the near future.

Deferred tax assets are recognized for all deductible temporary differences and unused tax credits and losses, to the extent that taxable profit will likely be available so that deductible temporary differences can be realized and such unused tax credits and losses can be used, except: (i) when the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination and does not impact, at the transaction date, the book profit or income or loss for tax purposes; and (ii) on deductible temporary differences related to investments in subsidiaries, where deferred tax assets are recognized only to the extent that it is probable that temporary differences will be reversed in the near future and taxable profit will likely be available so that temporary differences can be used.

The carrying amount of deferred tax assets is reviewed at each year end and written off to the extent that it is no longer probable that taxable profit will be available so that the deferred tax asset can be used in whole or in part.

Deferred tax assets and liabilities are measured at the tax rate that is expected to be applied to the year in which the asset will be realized or the liability settled, based on the tax rates (and tax law) that were enacted at year end.

Deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as noncurrent, regardless of the expected realization. Tax effects of items directly recorded in equity are also recognized in equity.

Deferred tax items are recognized based on the transaction in which deferred tax was originated, in comprehensive income or directly in equity.

Deferred tax assets and liabilities are presented net if there is a legal or constructive right to offset tax assets against tax liabilities and when deferred taxes refer to the same taxable entity and are subject to the same tax authority.

Sales taxes

Revenue from rendering services are subject to ICMS or ISS taxation at the rates in force in each area and to cumulative regime of PIS and COFINS,  for revenue from telecommunication services, at 0.65% and 3.00%, respectively. Other revenue earned by the Company and its subsidiaries, including revenue from resale of goods, under the non-cumulative regime are taxed at 1.65% and 7.60% for PIS and COFINS, respectively, and by ICMS at the rates in force in each State.

Prepaid or recoverable taxes are recorded in current or noncurrent assets according to their estimated realization.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

q) Other assets and liabilities

An asset is recognized in the balance sheets when it is likely that its future economic benefits will flow to the Company and its subsidiaries, and its cost or value can be reliably measured.

A liability is recognized in the balance sheet when the Company and its subsidiaries have a legal or constructive obligation as a result of a past event and it is probable that an outflow of funds will be required to settle it.

Assets and liabilities are classified as current when realization or settlement thereof is probable within the next twelve months. Otherwise, these are stated as noncurrent.

r) Present value adjustment of assets and liabilities

Current and noncurrent monetary assets and liabilities are adjusted to present value whenever the effects are considered significant on the overall financial information. The present value adjustment is calculated using contractual cash flows and the explicit interest rate, and in certain cases the implicit interest rate, of respective assets and liabilities. As such, the interest rates accrued on revenues, expenses and costs associated with these assets and liabilities are discounted with a view to recognize them on an accrual basis.  Subsequently, interest thereof is reallocated to financial income and expenses in the income statements by using the effective interest rate method in relation to the contractual cash flows.  Implicit interest rates then applied were determined based on assumptions and are considered accounting estimates.

Based on the analysis performed and on its best estimates, the Company concluded that the adjustment to present value of current monetary assets and liabilities is immaterial in relation to the overall financial statements, and thus did not record any adjustment.

The Company and its subsidiaries calculated adjustment to present value according to assets and liabilities item based on the Weighted Average Cost of Capital (WACC) and Certificate of Deposits Interbank (CDI) rates.

s) Government Grants

The government grants are recognized when there is reasonable assurance that the benefit will be received and the corresponding conditions were met. When the benefit refers to expense item, it will be recorded in income in equal amounts throughout the expected useful life of the corresponding benefit, on a systematic basis in relation to cost of which the benefit intends to settle. When the benefit refers to assets, it is recognized as deferred income and recorded in income in equal amounts over the expected useful life of the corresponding asset. Should loans or similar assistance be made available by Governments or institutions and related to interest rate lower than the current market rate applicable, the favorable effect thereof is considered additional government subsidy.

The Brazilian tax legislation (Provisional Executive Order (MP) No. 2199-14, of August 24, 2001, subsequently amended by Law No. 11196, of November 21, 2005), enabled legal entities holding enterprises located in areas under the supervision of the Amazon Development Authority (SUDAM) and Northeast Development Authority (SUDENE), whose activity fall under an economy sector considered a priority, under the Executive branch ruling, to claim income tax reduction under the terms thereof.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Through the acquisition of Vivo Part., the Company acquired a tax benefit consisting of a 75% income tax reduction, calculated based  on the profit on exploitation of the north region of Minas Gerais and Vale do Jequitinhonha. This benefit will be effective up to 2013.

Vivo also benefits from 75% income tax reduction, calculated based on the profit on exploitation of the states, namely: Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima. This benefit will be effective up to 2013.

The profit generated by the portion subject to such benefit was excluded from calculation of dividends and may be only used in cases of capital increase or absorption of losses. The cumulative amount of incentive earnings undistributed by Vivo was R$ 59,257 (R$ 38,043 in 2011).

In January 2010, BNDES approved a financing line through the Investment Maintenance Program (BNDES PSI). Funds borrowed are used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as investments made are evidenced.

As the interest rates applied this financing are lower than those prevailing in the market, this operation qualifies under the scope of IAS 20/CPC 7. Thus, funds were initially recorded at fair value based on market rates. Adjustment arising from the comparison of the amount measured based on the rate agreed upon accounted for deferred revenue (Note 21).

t) Revenue recognition

Revenues substantially correspond to value of considerations received or receivable arising from the provision of telecommunications services and sale of goods are presented net of taxes, discounts and returns (in case of sale of goods) thereon. Revenues and expenses are stated on the accrual basis of accounting.

Revenue is recognized when it is probable that future economic benefits will flow to the Company and subsidiaries, when it can be reliably measured, costs incurred in the transaction can be measured, the risks and benefits have been substantially transferred to the buyer and when specific criteria are met for every activity of the Company and subsidiaries.

Revenues of the Company and subsidiaries comprise basically the voice portal, data and additional telecommunication services that are offered to customers through fixed-price traffic packs (paid on monthly basis) or based on customers’ consumption, remuneration network usage and sales of goods.

Recognition of revenues from telecommunication services

Revenues from telecommunication services provided are recorded on the accrual basis based on the amounts agreed upon. Local and long-distance calls are billed by the measurement process under the legislation in force. The services billed on fixed monthly amounts are calculated and accounted for on a straight-line basis. Unbilled revenue between the dates of the last billing to the balance sheet date is determined and recognized in the month in which the service is provided.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Revenues related to public phone cards sales are deferred and recognized in profit or loss based on the estimated usage of cards.

Revenues related to pre-paid mobile recharge credits, as well as taxes payable due are deferred and recognized in profit or loss to the extent services are effectively provided.

Revenues from equipment lease contracts classified as finance lease agreement are recognized on installation of equipment upon effective transfer of risk. Revenue is recognized at present value of future minimum payments provided for in contract.

Revenues from services are basically subject to the following indirect taxes: ICMS, PIS, COFINS and ISS.

Recognition of revenue and cost to sell goods

Revenues and cost to sell goods (mobile phones, simcards and accessories) are recorded, when risks and rewards inherent to such goods are transferred to buyer. Sales made in own stores are recognized upon sale to final consumer. Revenues and costs to sell goods, made by dealers are recognized in the profit or loss when the device is activated, limited to 90 days after the date of sale (Note 24).

Customer loyalty program

Vivo has a fidelity points program that enables customers to accumulate points while paying bills regarding the usage of the services offered. The accumulated points may be exchanged for telephone sets or services, conditional upon obtaining a minimum balance of points by customer. The consideration received is allocated to the cost of sets or services at fair value. The fair value of these points is determined by dividing the discount granted by the number of points required for the redemption based on the fidelity program.  The portion of deferred revenue related to the fair value of the accumulated balance of points generated is deferred and recognized as revenue in the statement of income upon redemption of points.

Number of points to be accounted for are determined through statistical techniques that consider assumptions and historical data on expected redemption rates, such as, expiration percentage and cancellation of points. These estimates are subject to variations and uncertainties due to changes in the behavior of customers’ redemptions (Note 21).

Membership fee and promotional campaigns

Participation fees paid for promotional campaigns by customers of the Company or subsidiaries are deferred and recorded in profit or loss throughout the duration of such campaign.

Agreements combining more than one element

Commercial packages offered by the Company that combine different elements are analyzed to determine whether it is necessary to separate the different elements identified, adopting the recognition criteria  that is most adequate to each situation. The total revenue generated by the package sale is distributed among its elements, which were identified at their fair values.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

The fair value determination of each element then identified implies the need for complex estimates given the nature of the business.

A possible change in fair values estimates could affect the distribution of revenues between components and consequently the deferred revenues.

u) Financial income and expenses

These include interest and monetary and exchange variations arising from short-term investments, derivative transactions, loans, financing, debentures, adjustments to present value of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on the accrual basis when earned or incurred by the Company and subsidiaries.

v) Post-retirement benefit plans

The Company and subsidiaries individually sponsor pension funds of post-retirement benefits for active and retired employees, in addition to a multiemployer supplementary retirement plan and health care plan to former employees. The contributions are determined on actuarial bases and recorded on the accrual basis. Benefit plans are determined based on actuarial evaluations at the end of each year, in order to ensure that the contributions are sufficient to set up the required reserve for both current and future commitments.

The actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the contributions due, which are recognized in the profit or loss of the respective years.

The asset or liability related to defined benefit plan to be recognized in financial statements correspond to the present value of the obligation by defined benefit (using a discount rate based on long-term National Treasury Notes “NTNs”), less unvested prior service costs and less fair value of plan assets that will be used to settle the obligations. The plan assets are assets held by a privately-held supplementary pension plan entity. The plan assets are not available to the Company’s creditors and cannot be paid directly to the Company. The fair value is based on information on market prices and, in case of securities quoted, on purchase price disclosed. The value of any defined benefit asset then recognized is limited to the sum of any costs of past services not yet recognized and to the present value of any economic benefits available as a reduction in future plan contribution from employers.

w) Significant accounting judgment, estimates and assumptions

The preparation of Company and subsidiaries financial statements requires that management make judgment and estimates and adopt assumptions that affect those figures reported as revenues, expenses, assets and liabilities, as well as contingent-liability disclosures, as of the financial statements date.

However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the book value of the asset or liability affected in future periods.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Significant assumptions regarding the uncertainty sources of future estimates and other significant estimate-related sources of uncertainty at the balance sheet date, involving significant risk of future adjustments in assets and liabilities are discussed below.

Impairment of non-financial assets

Impairment loss exists when the book value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost of sales and value in use. The calculation of fair value less cost of sales is based on information available on sales transactions of similar assets or market price less additional costs to dispose of the asset. Calculation of value in use is based on discounted cash flow model.  The recoverable value is sensitive to the discount rate used in discounted cash flow method, as well as to the receipt of estimated future cash flows and the growth rate used for extrapolation purposes.

Post-retirement benefit plan

The cost of defined benefit retirement plans and other post-retirement health care benefits and the present value of retirement obligation are determined based on actuarial valuation methods. Actuarial valuations involve the use of assumptions on discount rates, expected rates of return on assets, future salary increases, death rates and future increases in pension and retirement benefits. The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed annually.

The mortality rate is based on mortality tables available in Brazil. Future increases in wages and pension and retirement benefits are based on the expected future inflation rates for Brazil.

For more details on the assumptions used, see Note 35.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The data for these methods is based on that prevailing in the market, whenever possible. However, when this is not feasible, a certain level of judgment is required to establish the fair value. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility.  Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Property, Plant and Equipment and intangible assets, including goodwill

The accounting treatment of investment in fixed and intangible assets includes estimating useful life period for depreciation purposes and the fair value at the date of acquisition, particularly for assets acquired in business combinations.

Useful life determination requires estimates regarding the expected technological developments and alternative uses of assets. The hypotheses related to technological aspect and its future development imply a significant level of analysis, considering the difficulties in forecasting time and nature of future technological changes.

Telefônica Brasil S. A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2012 and 2011
(In thousands of reais)

Where impairment is identified amounting to tangible and intangible assets, an adjustment of such amount is recorded in the profit or loss for the year. The need to record impairment loss is determined through estimates that include, among others, the analysis of the possible impairment causes and the estimated amount thereof. In this regard, factors such as technological obsolescence, suspension of certain services and other changes are also considered in circumstances that demonstrate the need to record a possible impairment.

The Company and subsidiaries periodically analyze the performance of the defined cash-generating unit in order to identify a possible impairment in goodwill. The determination of the recoverable amount of the cash-generating unit to which the goodwill is allocated also includes the use of assumptions and estimates and requires a significant level of judgment and criterion.

Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the amount and term of future taxable income. The Company and subsidiaries set up provisions based on adequate estimates, for possible audit consequences by tax authorities of the respective jurisdictions in which it operates. The value of these provisions is based on various factors such as past experience with tax audits and different interpretation of tax regulations by the taxpaying entity and the relevant tax authorities. Such differences of interpretation may arise in a wide variety of matters, depending on the conditions prevailing in the respective domicile of the Company and subsidiaries.

The Company and subsidiaries evaluate the recoverability of deferred tax asset based on estimates of future results. This recoverability ultimately depends on the ability of the Company and subsidiaries to generate taxable profits over the period in which the temporary difference is deductible. The analysis is considered the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

Determining the proper classification of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and shipment of income tax could differ from estimates made by the Company and subsidiaries, as a result of changes in tax laws or of unexpected future transactions that may impact tax balances.

Provisions for tax, labor, civil and regulatory proceedings

Provisions are recognized when the Company and subsidiaries have a present obligation arising from a past event, of which settlement requires an outflow of resources rated as probable and may be reliably estimated. This obligation can be explicit or implicit, derived from, among other factors, regulations, contracts, customary practices or public commitments that expose third parties to a valid expectation that the Company and subsidiaries will assume certain responsibility. The determination of the provision is based on the best estimate of the reimbursement required to settle the corresponding obligation, considering the information available on the closing date, including the opinion of independent experts, such as legal counsel.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

x) Functional and reporting currency

Company’s functional and reporting currency is the Brazilian real. Transactions in foreign currency were translated at the currency exchange rate in force on the date the transaction. Assets and liabilities stated in foreign exchange were translated at the currency exchange rate in force at the balance sheet date. The exchange rate changes arising from transactions in foreign currencies are recognized in profit or loss as financial income or expenses.

y) Transactions denominated in foreign currency

The monetary assets and liabilities denominated in foreign currencies are translated to the functional currency (real) at the exchange rate in force on the transaction date and subsequently converted based on exchange rate effective on the reporting date which, at December 31, 2012, totaled: US$1.00 = R$2.0435, €1.00 = R$2.693946,  and at December 31, 2011, totaled: US$1.00 = R$1.8758, €1.00 = R$2.427098. Gains and losses resulting from the restatement of these assets and liabilities between the foreign exchange rate prevailing at the transaction and reporting dates are recognized in profit or loss.

z) Employee profit sharing

The Company and subsidiaries have obligations arising from employment contracts, recognizing these provisions during the year. Provisions are recorded to recognize the expense regarding employee profit sharing. These provisions are calculated on the basis of qualitative and quantitative goals set by the management and accounted for in specific accounts according to function in groups of Cost of services, Selling expenses and General and administrative expenses.

aa) Transactions involving payment in shares

The Company measures the cost of transactions settled with shares issued by the Parent company, Telefónica S.A., on behalf of managing officers and employees based on the fair value of the equity instruments on granting date, using the binomial valuation model. This fair value is recorded as a debit in profit or loss over the period until the acquisition, with the recognition of the corresponding liability.

bb) Treasury shares

Own equity instruments which are reacquired (Treasury shares) are recognized at cost and deducted from shareholders ' equity. No gains or losses are recognized in profit or loss on purchase, sale, issue or cancellation of the Company's own equity instruments.

cc) Non-controlling interests

The non-controlling interest represents the portion of profit or loss and equity of subsidiaries not owned by the Company, thus being disclosed in the consolidated balance sheet under equity.

dd) Information on operating segments

Operating segments are defined as components of a venture for which separate financial information is made available and evaluated on a regular basis by the Company's main decision maker of operations involving the allocation of funds to an individual segment and segment performance assessment. Considering the following: (i) all officers and managers' decisions are based on consolidated reports (ii) the Company’s mission is to provide its customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, shopping, short and long-term investments are made on consolidated basis, thus the conclusion of managements that the Company and subsidiaries operate in a single operating segment of telecommunications services’ provision.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

ee) Cash flow statement and statement of value added

The Statement of Cash Flows was prepared according to the CPC 03/IAS 7 - Statement of Cash Flows and reflects the cash flow transactions disclosed by applying the indirect method in the current and prior periods.

The statement of value added (SVA) is disclosed as supplementary information in accordance with Brazilian Corporation Law and was prepared under the CPC09 – statement of value added. The objective is to evidence the wealth generated by the Company during the year and disclose its distribution among different agents (stakeholders.).

4.   AQUISITION OF VIVO PART.

As mentioned in Note 2.2, on April 27, 2011, shareholders’ meetings at the Company and Vivo Part. approved the acquisition  of 100% of shares in the latter by the Company with each share in Vivo Part. substituted by 1.55 Company shares. This transaction was recorded under the acquisition method.

The Company adopted as fair value of the shares acquired based on the economic value reported by a specialized company contracted by Management, since both companies were under common control whose value per share approximates the amount paid by SP Telecomunicações Participações Ltda. on Public Offering (IPO) of March 2011. As a consequence a percentage of 2.65% of Vivo Part’s capital was acquired, previously held by minority stakeholders.

The fair values of identifiable assets acquired and liabilities assumed from Vivo Part. were measured and recognized at the acquisition date.

These values were determined through various valuation methods depending on the type of asset and / or liability considered, as well as the best available information and with the support of expert advice.

The methods and hypothesis used to determine these fair values were as follows:

Licenses

Fair value was established through the Multi-period Excess Earnings Method (MEEM) which is based on a calculation of discounted cash flows from economic benefits attributable to licenses, net of elimination of charges related to contributory assets in the generation of cash flows and excluding cash flows attributable to the customer base.

This method is based in the assumption that intangible assets rarely generate profit in themselves. Accordingly, cash flows attributable to licenses are those that remain after the return of all the contributory assets required to generate estimated cash flows. The fair value allocated to licenses on the acquisition date was R$12,876,000, which is being amortized over a 27.75 year term.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Customer portfolio

The customer portfolio was also assessed by the MEEM method, which is based on the discounted cash flow calculation of future economic benefits attributable to the customer base, net of eliminations of obligations for contributions involving its generation. To estimate the remaining useful life of the customer base an analysis of the average duration of relations with each customer using to cancellation rate method was performed.

The objective of this analysis is to estimate a subsistence curve that projects future turnover profiles associated with the current customer base.  The so-called “Iowa Curves” were considered as an approximation of customer survivor rates. The fair value allocated to the customer portfolio on the acquisition date was R$2,042,000, which is being amortized over an average term of 8.5 years.

Brand

The fair value of the “Vivo” brand was calculated according to the relief-from-royalty method. In accordance with this method, the asset value is determined capitalizing the royalties that are saved due to the fact the entity holds the intellectual property. In other words, the owner of the brand makes profit as it holds an intangible asset instead of paying royalties for use of such. The saving in royalties was determined applying the market royalty rate (expressed as a percentage of revenue) to future revenue projected to be obtained from the sale of products or services associated with that intangible asset. A market royalty rate is usually expressed as a percentage of net revenue that an interested owner would charge an interested user for the use of an asset it owns in a free transaction between knowing parties. The fair value allocated to the brand on the acquisition date was R$1,642,000, which is being amortized under a 19.5 year term.

The following are the fair value, goodwill and cost of participation at the acquisition date of the identifiable assets acquired and liabilities assumed of Vivo Part. at the acquisition date:

Information (in thousands of R$)	Fair Value
Current assets	7,244,124
Noncurrent assets	28,134,683
Deferred tax assets, net(b)	417,883
Other noncurrent assets	2,385,177
Property, plant and equipment	6,198,358
Intangible assets (a)	19,133,265

Current liabilities	(7,964,209)
Noncurrent liabilities	(5,352,456)
Other noncurrent liabilities (c)	(5,352,456)

Net assets	22,062,142
Equity expenses	31,222,630
Goodwill on operation	9,160,488

(a)     Includes the fair value allocated to licenses (R$12,876,000), to brand (R$1,642,000) and customer portfolio (R$2,042,000). The Company did not consider the customer portfolio or brand as tax deductible.

(b)     Includes the recognition of deferred income taxes on (1) and (3).

(c)     Includes the allocation of fair value to contingent liabilities R$283,000.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

The fair value of accounts receivable for goods sold and services rendered is the total amount of R$ 2,809,561. The gross amount is R$ 3,027,732. In regards of the gross amount of receivables from goods and services sold, it was considered a provision amounting to R$ 218,171, in order to recognized the net expected recoverable amount estimated by the Company.

In accordance with IFRS 3(R) – Business Combinations, the acquiring party should recognize on the acquisition date contingent liabilities assumed in a business combination even when it is not probable that the settlement of such will require an outflow of funds given that such a current obligation stems from past events and that its fair value cannot be measured with certainty. In meeting the requirements relating to contingent liabilities stemming from this acquisition a provision for fair value of  R$283,000 was set up which was established based on estimated cash outflows for settlement on the acquisition date.

The costs incurred in the transaction were recognized in the income statement under other operating expenses.

From the acquisition date until December 31, 2011, Vivo Part. and Vivo’s contributions to the operating net revenue and combined net revenue were R$16,125,386 and R$2,615,068 respectively. Additionally, if the acquisition had occurred at the beginning of 2011, consolidated net revenue and net income would have been R$33,171,549  and R$ 5,072,405 respectively.

5. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	12/31/12	12/31/11	12/31/12	12/31/11
Cash and banks	18,398	17,969	94,454	77,404
Short-term investments	3,060,884	808,933	7,101,625	2,862,938
Total	3,079,282	826,902	7,196,079	2,940,342

Short-term investments basically correspond to Bank Deposit Certificates (CDB), which are pegged to the Interbank Deposit Certificate (CDI) rate variation, are highly liquid and are kept with first-tier financial institutions.

6. TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	12/31/12	12/31/11	12/31/12	12/31/11
Billed amounts	1,622,311	1,771,020	4,033,333	3,673,097
Unbilled amounts	804,965	912,684	1,675,091	1,677,708
Interconnection amounts	338,014	210,668	977,644	896,639
Gross accounts receivable	2,765,290	2,894,372	6,686,068	6,247,444
Provision for impairment	(614,566)	(607,736)	(1,079,254)	(1,056,729)
Total	2,150,724	2,286,636	5,606,814	5,190,715

Current	2,150,724	2,286,636	5,513,436	5,105,860
Noncurrent	-	-	93,378	84,855

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

The aging list of trade accounts receivable, net of the provision for impairment, is as follows:

	Company		Consolidated
	12/31/12	12/31/11	12/31/12	12/31/11
Falling due	1,395,227	1,653,269	4,299,125	4,103,377
Overdue from 1 to 30 days	377,142	371,256	718,838	631,923
Overdue from 31 to 60 days	113,042	97,504	218,930	204,775
Overdue from 61 to 90 days	51,107	46,932	188,835	115,125
Overdue from 91 to 120 days	27,955	24,188	60,648	49,815
Overdue for more than 120 days	186,251	93,487	120,438	85,700
Total	2,150,724	2,286,636	5,606,814	5,190,715

No customer represented more than 10% of net trade accounts receivable at December 31, 2012 and 2011.

Changes in the provision for impairment are as follows:

	Company	Consolidated
Balance at December 31, 2010	(607,450)	(765,633)
Additions (Note 26)	(300,905)	(506,581)
Business combination	-	(218,171)
TVA consolidation	-	(3,659)
Write-offs	300,619	437,315
Balance at December 31, 2011	(607,736)	(1,056,729)
Additions (Note 26)	(267,453)	(654,273)
Write-offs	260,623	631,748
Balance at December 31, 2012	(614,566)	(1,079,254)

The subsidiary, A.Telecom, has a product called “Soluciona TI” which is the leasing of IT equipment to the small and medium-sized companies, receiving fixed installments over the lease agreement effective term. Considering the contractual terms, amounts related to this product were classified at December 31, 2012 and 2011 as “Financial Lease”.

Consolidated trade accounts receivable at December 31, 2012 and 2011 includes the following effects:

	12/31/12	12/31/11
Present value of minimum payments receivable	294,245	261,933
Unrealized financial income	7,757	8,941
Gross investment in leases receivable	302,002	270,874
Provision for impairment	(86,648)	(69,375)
Total receivables, net	215,354	201,499

Current	121,976	116,644
Noncurrent	93,378	84,855

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Aging list of financial leases at December 31, 2012 is as follows:

	Gross investment	Present value
Falling due up to one year	200,867	200,867
Falling due up to five years	101,135	93,378
Total	302,002	294,245

There are no unguaranteed residual values resulting in benefits to the lessor or contingent payments recognized as revenue for the period.

7.   INVENTORIES

	Company		Consolidated
	12/31/12	12/31/11	12/31/12	12/31/11
Consumer materials	39,641	54,124	59,417	94,547
Materials for resale (a)	5,835	7,030	380,163	435,032
Other inventory items	3,835	6,333	4,005	6,468
Total gross	49,311	67,487	443,585	536,047
Provision for impairment and provision for obsolescence	(24,908)	(35,651)	(55,776)	(64,326)
Total current	24,403	31,836	387,809	471,721

(a) Includes, among others, mobile telephones, IT equipment and simcard (chip) in stock.

Changes in provision for impairment and for obsolescence are as follows:

	Company	Consolidated
Balance at December 31, 2010	(92,920)	(99,696)
Additions	(10,191)	(37,462)
Write-offs	67,460	95,149
Business combination	-	(18,852)
TVA consolidation	-	(3,465)
Balance at December 31, 2011	(35,651)	(64,326)
Additions	(4,718)	(23,744)
Reversals	15,461	32,294
Balance at December 31, 2012	(24,908)	(55,776)

Cost of products sold, including amounts regarding provision for impairment, is stated in Note 25.

8.   DEFERRED  AND RECOVERABLE TAXES

8.1  Recoverable Taxes

	Company		Consolidated
	12/31/12	12/31/11	12/31/12	12/31/11
Withholding taxes	106,693	106,072	141,620	152,919
Income and social contribution taxes recoverable	453,933	1,051,864	528,111	1,143,988
ICMS (a)	366,211	422,679	1,708,292	1,665,896
ICMS agreement No. 39/CAT Administrative Ruling 06	178,535	284,959	211,316	307,832
PIS and COFINS	39,265	43,898	148,092	210,950
Other	6,916	9,141	53,957	28,440
Total	1,151,553	1,918,613	2,791,388	3,510,025

Current	602,328	1,130,761	2,052,423	2,495,066
Noncurrent	549,225	787,852	738,965	1,014,959

(a) Refers to credits arising from additions to property, plant and equipment, subject to offsetting in 48 months.

(b) Refers to the request for reimbursement of VAT paid for invoices that were later canceled.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

8.2 Deferred taxes

The Company and its subsidiaries calculate deferred income and social contribution tax assets considering the existence of taxable profit for the past five financial years and expected future taxable profit generation, which were based on a technical feasibility study approved by the Board of Directors.

The main deferred income and social contribution tax components are stated as follows:

	Company		Consolidated
	12/31/12	12/31/11	12/31/12	12/31/11
Deferred tax assets
Income and social contribution tax losses (a)	21,290	-	21,290	348,576
Merged tax credit (b)	9,461	22,076	9,461	46,962
Income and social contribution taxes on temporary differences (c)
Provisions for labor, tax and civil contingencies	805,557	671,989	1,104,065	950,988
Post-retirement benefit plans	126,605	98,833	133,371	104,856
Provision for impairment of accounts receivable	93,442	97,466	169,434	178,433
Provision for demobilization, losses and disposal of assets	7,467	8,745	155,504	79,633
Profit sharing	34,888	43,368	62,218	82,564
Accelerated depreciation	128,070	101,668	421,768	433,512
Provision for impairment of inventories	8,469	12,121	13,951	17,542
Provisions for customer loyalty program	-	-	28,168	23,399
Derivative transactions	26,522	37,352	42,922	69,387
Trade accounts payable and other provisions	62,314	129,087	290,199	354,916
Income and social contribution taxes on other temporary differences	81,926	99,143	190,773	168,860
Total deferred tax assets	1,406,011	1,321,848	2,643,124	2,859,628

Deferred tax liabilities
Merged tax credit (b)	(269,514)	(207,668)	(269,514)	(207,668)
Income and social contribution taxes on temporary differences (c)
Technological Innovation Law	(209,185)	(224,254)	(416,700)	(333,156)
Foreign exchange variation	(3,383)	(14,742)	(3,383)	(14,742)
Customer portfolio	(546,383)	(630,896)	(546,383)	(630,896)
Trademark and patents	(508,178)	(536,808)	(508,178)	(536,808)
Licenses	(399,878)	(79,976)	(399,878)	(79,976)
Effects of goodwill generated upon Vivo Part. merger	(344,927)	(258,695)	(344,927)	(258,695)
Goodwill of Vivo Participações S.A.	(266,870)	(53,374)	(266,870)	(53,374)
Income and social contribution taxes on other temporary differences	(74,344)	(104,389)	(74,344)	(104,389)
Total deferred tax liabilities	(2,622,662)	(2,110,802)	(2,830,177)	(2,219,704)

Total noncurrent assets (liabilities), net	(1,216,651)	(788,954)	(187,053)	639,924

Total noncurrent deferred tax assets	-	-	1,029,598	1,428,878
Total noncurrent deferred tax liabilities	(1,216,651)	(788,954)	(1,216,651)	(788,954)

Deferred taxes were set up on the assumption of future realization as follows:

a)   Income and social contribution tax losses: represent the amount recorded by the Company (2012) and its subsidiaries (2011), which, according to tax legislation in Brazil can be offset by up to 30% of the tax bases computed for the following years with no expiration date. The subsidiaries, TData and TSTV, did not record the potential deferred income and social contribution tax credits which would be generated for the use of income and social contribution tax losses amounting to R$301,081 at December 31, 2012 (R$241,361 at December 31, 2011), considering uncertainties, at this moment, as to the ability of these subsidiaries to generate future taxable profits sufficient to ensure realization of these deferred taxes.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Tax credits of the Company and its subsidiaries arising from income and social contribution tax losses at December 31, 2012 and 2011 recognized and not recognized are as follows:

	Company			Consolidated
	Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total
Income and social contribution tax losses at December 31, 2011	-	-	-	1,745,928	1,705,050	3,450,978
Tax credit (25% + 9%)	-	-	-	436,482	153,455	589,937
Recognized tax credit	-	-	-	259,011	89,565	348,576
Unrecognized tax credit	-	-	-	177,471	63,890	241,361

Income and social contribution tax losses at December 31, 2012	48,264	102,486	150,750	930,409	997,434	1,927,843
Tax credit (25% + 9%)	12,066	9,224	21,290	232,602	89,769	322,371
Recognized tax credit	12,066	9,224	21,290	12,066	9,224	21,290
Unrecognized tax credit	-	-	-	220,536	80,545	301,081

b)   Merged tax credit: Represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

c)   Income and social contribution on temporary differences: realized upon payment of the provisions, the actual loss for reduction in recoverable value of accounts receivable or the realization of inventories, as well as the reversal of other provisions.

Changes in deferred income and social contribution tax assets and liabilities are as follows:

	Company			Consolidated
Deferred tax assets	Tax losses	Deferred tax assets	Total	Tax losses	Deferred tax assets	Total
Balance at December 31, 2010	-	1,011,687	1,011,687	2,325	1,011,687	1,014,012
Additions	-	133,216	133,216	-	252,826	252,826
Write-offs and realizations	-	(74,609)	(74,609)	(393,067)	(108,222)	(501,289)
Business combination	-	251,554	251,554	739,318	1,354,761	2,094,079
Balance at December 31, 2011	-	1,321,848	1,321,848	348,576	2,511,052	2,859,628
Additions	154,657	168,917	323,574	154,657	376,070	530,727
Write-offs and realizations	(133,367)	(106,044)	(239,411)	(481,943)	(265,288)	(747,231)
Balance at December 31, 2012	21,290	1,384,721	1,406,011	21,290	2,621,834	2,643,124

Deferred tax liabilities	Company	Consolidated
Balance at December 31, 2010	(510,333)	(510,333)
Additions	(246,024)	(274,332)
Write-offs and realizations	78,681	176,794
Business combination	(1,433,126)	(1,611,833)
Balance at December 31, 2011	(2,110,802)	(2,219,704)
Additions	(636,515)	(755,397)
Write-offs and realizations	124,655	144,924
Balance at December 31, 2012	(2,622,662)	(2,830,177)

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

The Company projects the realization of net deferred tax assets (liabilities) at December 31, 2012, as below:

Year	Company	Consolidated
2013	259,724	810,532
2014	92,189	264,867
2015	(5,753)	142,010
2016	(21,620)	(17,122)
2017	(28,932)	(19,784)
2018 onwards	(1,512,259)	(1,367,556)
Total	(1,216,651)	(187,053)

The recoverable amounts above are based on projections that may suffer changes in the future.

9.   JUDICIAL DEPOSITS AND FROZEN ASSETS

The Company and its subsidiaries have judicial deposits and frozen assets related to civil, labor and tax claims, as follows:

(a) Breakdown

	Company		Consolidated
	12/31/12	12/31/11	12/31/12	12/31/11
Labor	830,081	718,060	933,866	789,705
Tax	1,549,738	1,449,211	2,182,719	1,938,470
Civil	667,646	601,347	866,668	715,285
Total	3,047,465	2,768,618	3,983,253	3,443,460
Frozen assets (*)	20,791	22,102	52,846	47,651
Total	3,068,256	2,790,720	4,036,099	3,491,111

Current	-	-	126,625	116,421
Noncurrent	3,068,256	2,790,720	3,909,474	3,374,690

(*) At December 31, 2011, the amounts of R$25,244 and R$25,554 in company and consolidated, respectively, were reclassified under “Investments in guarantee”.

(b) Changes

	Company
	Labor	Tax	Civil	Frozen Assets	Total
Balances at December 31, 2010 – noncurrent assets	553,534	539,919	526,581	41,409	1,661,443
Inflows	126,575	46,324	122,489	59,668	355,056
Write-offs/reversals	(39,080)	(595)	(57,693)	(81,969)	(179,337)
Monetary restatement	38,620	60,821	36,235	-	135,676
Vivo Part. merger	5,457	802,742	3,764	5,919	817,882
Transfers	32,954	-	(30,029)	(2,925)	-
Balances at December 31, 2011 – noncurrent assets	718,060	1,449,211	601,347	22,102	2,790,720
Inflows	154,180	18,005	93,902	37,267	303,354
Write-offs/reversals	(85,558)	(9,301)	(47,042)	(59,728)	(201,629)
Monetary restatement	41,955	96,607	37,249	-	175,811
Transfers	1,444	(4,784)	(17,810)	21,150	-
Balances at December 31, 2012 – noncurrent assets	830,081	1,549,738	667,646	20,791	3,068,256

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

	Consolidated
	Labor	Tax	Civil	Frozen Assets	Total
Balances at December 31, 2010	555,322	546,387	528,887	45,070	1,675,666
Inflows	139,123	92,412	141,146	83,222	455,903
Write-offs/reversals	(42,796)	(5,605)	(76,361)	(99,991)	(224,753)
Business combination	54,939	1,146,771	77,336	58,113	1,337,159
TVA consolidation	2,488	24,128	6,542	1,743	34,901
Monetary restatement	39,847	133,211	39,177	-	212,235
Transfers	40,782	1,166	(1,442)	(40,506)	-
Balances at December 31, 2011	789,705	1,938,470	715,285	47,651	3,491,111
Inflows	193,650	131,495	205,779	55,659	586,583
Write-offs/reversals	(93,583)	(17,681)	(77,468)	(71,268)	(260,000)
Monetary restatement	42,714	134,776	40,915	-	218,405
Transfers	1,380	(4,341)	(17,843)	20,804	-
Balances at December 31, 2012	933,866	2,182,719	866,668	52,846	4,036,099

Current	37,113	15,939	47,502	26,071	126,625
Noncurrent	896,753	2,166,780	819,166	26,775	3,909,474

At December 31, 2012, the Company and its subsidiaries had several tax-related judicial deposits, amounting to R$1,549,738 (R$1,449,211 at December 31, 2011) Company and R$2,182,719 (R$1,938,470 at December 31, 2011) consolidated. In Note 20, we present further details on the matters giving rise to these deposits.

A brief description of the main consolidated tax-related judicial deposits is as follows:

•         Social contribution tax on gross revenue for social integration Program (PIS) and social contribution tax on gross revenue for social security financing (COFINS)

Vivo is party to legal claims involving (i) a claim arising from tax credits resulting from overpayments not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At December 31, 2012, consolidated judicial deposits amounted to R$62,924 (R$68,532 at December 31, 2011).

•         Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company and its subsidiaries are involved in legal and administrative disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing etc.

At December 31, 2012, judicial deposits amounted to R$5,038 (R$4,852 at December 31, 2011) Company and R$136,211 (R$123,228 at December 31,2011) consolidated.

•         Telecommunications Inspection Fund (FISTEL)

ANATEL collects the Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links.

Such collection results from the ANATEL’s understanding that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI. As the Company and its subsidiaries understand such collection is not applicable, they have challenged the matter in court.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

At December 31, 2012, consolidated and individual judicial deposits amounted to R$818,502 (R$767,530 at December 31, 2011).

•         Withholding income tax (IRRF)

The Company and its subsidiaries were involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic (land-line operators); (ii) exemption of IRRF payment on interest on shareholder’s equity recognized (mobile operators); (iii) IRRF levied on rent and royalties, salaries and fixed-income short-term investments.

At December 31, 2012, judicial deposits amounted to R$48,759 (R$46,051 at December 31, 2011) Company and R$58,367 (R$61,469 at December 31, 2011) consolidated.

•         Corporate income tax (IRPJ)

The Company and its subsidiaries were involved in disputes related to: (a) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; and (b) requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic and tax information (SIEF).

At December 31, 2012, judicial deposits amounted to R$24,095 (R$22,617 at December 31, 2011) Company and R$25,422 (R$23,866 at December 31, 2011) consolidated.

•         Contribution to Empresa Brasil de Comunicação (EBC)

Sinditelebrasil (The Telephony and Mobile and Personal Services Union) filed an injunction challenging the Contribution to Foster Public Radio Broadcasting payable to EBC, established by Law No. 11652/2008. The Company and its subsidiaries, as union members made judicial deposits referring to that contribution.

At December 31, 2012, judicial deposits amounted to R$34,765 (R$31,053 at December 31, 2011) Company and R$370,026 (R$254,328 at December 31, 2011) consolidated.

•         Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company filed an injunction in order to nullify the entry stemming from collection of (i) SAT and third party funds on payment of "Damages for Suspension of Benefits" due to the suspension of collective bargaining agreements of 1996/1997 and 1998/1999, (ii) and differential rate of SAT (1% to 3% of insurance accident).

At December 31, 2012, consolidated and individual judicial deposits amounted to R$91,915 (R$88,532 at December 31, 2011).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

•         Guarantee fund for years of service (FGTS)

The Company filed an injunction in order to represent its right not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/2001 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits made by the Company on behalf of its employees).

At December 31, 2012, consolidated and individual judicial deposits amounted to R$66,386 (R$62,154 at December 31, 2011).

•         Tax on Net Income (ILL)

The Company filed an injunction in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

At December 31, 2012, consolidated and individual judicial deposits amounted to R$49,355 (R$46,770 at December 31, 2011).

•         Universal Telecommunication Services Fund (FUST)

The Company and its subsidiaries filed an injunction in order to represent their right: (a) not to include expenses with interconnection (ITX) and Industrial Use of Dedicated Line (EILD) in FUST tax base for landline phone carriers and (b) not to include revenues from ITX and EILD in  FUST tax base for mobile phone carriers, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998, of August 17, 2000.

At December 31, 2012, judicial deposits amounted to R$330.331 (R$291,019 at December 31, 2011) Company and R$341.403 (R$299,545 at December 31, 2011) consolidated.

•         Provisional Contribution Tax on Financial Transactions (CPMF)

Due to the merger of PTelecom Brasil S.A. into Vivo Part., (later merged into the Company), the judicial deposit balance related to the injunction filed by P.Telecom Brasil S.A. was absorbed, so as to reject the requirement for CPMF on pro forma and simultaneous foreign exchange agreements, as required by the Central Bank of Brazil to translate foreign loans into investment.

At December 31, 2012, the Company and consolidated balance of judicial deposits amounted to R$20,899 (R$20,220 at December 31, 2011).

•         State Value-Added Tax (ICMS)

The Company and its subsidiaries were involved in disputes related to: unpaid ICMS; (ii) non levy of  ICMS on non-sanctioned communication; (iii) demand for late payment penalty, on the spot fine; (iv) ICMS supposedly levied on access, adherence, approval, availability and use of services as well as those relating to supplementary services and additional facilities; (v) credit rights from acquisition of assets intended for property, plant and equipment and electric energy (vi) activation cards for pre-paid services.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

At December 31, 2012, judicial deposits amounted to R$168 (R$33 at December 31, 2011) Company and R$34.235 (R$29,974 at December 31, 2011) consolidated.

  Other taxes, charges and contributions

The Company and its subsidiaries were involved in disputes related to:

 (i) Service Tax (ISS) on non-core services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) different SAT rate (1% to 3% - Work Accident Insurance); (v) land use fee; (vi) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts or service providers engaged for workforce assignment; (vii) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

 At December 31, 2012, judicial deposits amounted to R$59.525 (R$68.380 at December 31, 2011) Company and R$107.074 (R$92.322 at December 31, 2011) consolidated.

10. PREPAID EXPENSES

	Company		Consolidated
	12/31/12	12/31/11	12/31/12	12/31/11
Advertising and publicity	817	817	173,688	171,566
Rents	8,738	8,520	31,207	24,126
Insurance	4,731	6,452	10,705	10,289
Software maintenance	4,496	13,161	7,872	14,503
Financial charges	-	-	3,247	3,426
Taxes, charges and contributions	343	326	1,654	974
Other	7,485	8,429	19,964	30,172
Total current	26,610	37,705	248,337	255,056

Advertising and publicity	-	-	130	835
Rents	11,795	15,202	20,000	19,618
Insurance	3,144	860	3,545	1,695
Financial charges	-	-	3,905	5,317
Other	1,781	2,228	3,816	4,673
Total noncurrent	16,720	18,290	31,396	32,138

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

11. OTHER ASSETS

	Company		Consolidated
	12/31/12	12/31/11	12/31/12	12/31/11
Advances to employees and suppliers	70,888	59,412	97,152	73,646
Related-party receivables	95,916	190,333	38,033	40,285
Subsidy on handset sales	-	-	53,756	53,408
Receivables from suppliers (a)	16,930	17,057	479,283	217,255
Other assets	14,711	21,485	37,900	39,218
Total current	198,445	288,287	706,124	423,812

Receivables from Barramar S.A. (b)	-	-	47,797	52,248
Amounts linked to National Treasury	-	13,819	-	13,819
Pension plan surplus	17,595	29,621	48,048	31,210
Related-party receivables	34,643	37,068	20,118	20,214
Other assets	23,349	28,713	24,142	30,802
Total noncurrent	75,587	109,221	140,105	148,293

(a)    Amounts consolidated at December 31, 2012 include R$362,774 related to the disposal of non-strategic transmission towers, property of Vivo, with guaranteed payment made by the owner.

(b)    Refers to receivables from Barramar S.A., recorded in Company AIX de Participações, net of allowance for losses.

12. INVESTMENTS

	Balances at December 31, 2011	Additions	Equity pickup	Dividends stated and approved	Other comprehensive income	Write-off of residual value	Other changes	Balances at December 31, 2012
Interest in subsidiaries	10,001,448	244,291	3,995,228	(2,932,200)	22,871	-	(3,240)	11,328,398
Aliança Atlântica Holding B.V.	52,023		861	(1,140)	5,266	-	-	57,010
A. Telecom S.A.	722,857	-	9,336	(91,353)	(72)	-	-	640,768
Companhia AIX de Participações	64,775	-	(275)	(2,317)	-	-	-	62,183
Companhia ACT de Participações	3	-	2	-	-	-	-	5
Telefônica Data S.A.	198,555	210,000	(98,598)	-	(766)	-	(3,855)	305,336
Telefônica Sistemas de Televisão S.A.	213,387	-	(51,195)	-	-	-	936	163,128
Vivo S.A.	8,685,946	-	4,173,983	(2,837,390)	17,957	-	-	10,040,496
GTR Participações e Empreendimentos S.A (b)	2,073	776	(999)	-	-	-	11	1,861
Lemontree Participações S.A. (b)	19,681	2,877	(11,019)	-	-	-	(135)	11,404
Comercial Cabo TV São Paulo S.A. (b)	35,517	28,638	(22,537)	-	722	-	(244)	42,096
TVA Sul Paraná S.A. (b)	6,631	2,000	(4,331)	-	(236)	-	47	4,111

Goodwill	10,208,980	-	-	-	-	-	-	10,208,980
Goodwill Spanish e Figueira (merged into TDBH)	212,058	-	-	-	-	-	-	212,058
Santo Genovese Participações Ltda.	71,892	-	-	-	-	-	-	71,892
Telefônica Televisão Participações S.A.	780,693	-	-	-	-	-	-	780,693
Vivo Participações S. A.	7,169,577	-	-	-	-	-	-	7,169,577
Telemig Celular S. A.	133,896	-	-	-	-	-	-	133,896
Telemig Celular Participações S. A.	1,485,172	-	-	-	-	-	-	1,485,172
Global Telecom S. A.	204,762	-	-	-	-	-	-	204,762
Tele Centro Oeste Celular Participações S. A.	150,930	-	-	-	-	-	-	150,930

Other interest (a)	35,455	-	-	-	(5,068)	(6,704)	-	23,683
Zon Multimédia – direct interest (d)	6,737	-	-	-	(33)	(6,704)	-	-
Other investments	28,718	-	-	-	(5,035)	-	-	23,683
Total investments in Company	20,245,883	244,291	3,995,228	(2,932,200)	17,803	(6,704)	(3,240)	21,561,061

Other interest (a)	2,380	-	-	-	(500)	(1,880)	-	-
Zon Multimédia – indirect interest (d)	2,380	-	-	-	(500)	(1,880)	-	-
Total investments in consolidated	37,835	-	-	-	(5,568)	(8,584)	-	23,683

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

	Balances at December 31, 2010	Additions	Equity pickup	Dividends stated and approved	Other comprehensive income	Vivo Part merger	Balances at December 31, 2011
Interest in subsidiaries	1,266,272	9,176,917	2,562,983	(1,040,211)	564	(1,965,077)	10,001,448
Aliança Atlântica Holding B.V.	60,248	-	1,057	(12,835)	3,553	-	52,023
A. Telecom S.A.	612,934	-	110,037	-	(114)	-	722,857
Companhia AIX de Participações	68,900	-	3,251	(7,376)	-	-	64,775
Companhia ACT de Participações	6	-	(3)	-	-	-	3
Telefônica Data S.A.	206,424	114,000	(122,036)	-	167	-	198,555
Telefônica Sistemas de Televisão S.A.	259,770	-	(46,383)	-	-	-	213,387
Vivo S.A.	-	-	1,081,911	(1,020,000)	(3,042)	8,627,077	8,685,946
Vivo Participações S.A.	-	9,058,997	1,533,157	-	-	(10,592,154)	-
GTR Participações e Empreendimentos S.A (b)	2,055	-	18	-	-	-	2,073
Lemontree Participações S.A. (b)	17,047	3,920	(1,286)	-	-	-	19,681
Comercial Cabo TV São Paulo S.A. (b)	32,392	-	3,125	-	-	-	35,517
TVA Sul Paraná S.A. (b)	6,496	-	135	-	-	-	6,631

Goodwill	1,064,644	11,468,537	-	-	-	(2,324,201)	10,208,980

Appreciation of net assets acquired, attributed to Company (c )	-	10,742,820	(254,333)	-	-	(10,488,487)	-

Other interest (a)	39,657	-	-	-	(4,202)	-	35,455
Zon Multimédia – direct interest	9,036	-	-	-	(2,299)	-	6,737
Other investments	30,621	-	-	-	(1,903)	-	28,718
Total investments in Company	2,370,573	31,388,274	2,308,650	(1,040,211)	(3,638)	(14,777,765)	20,245,883

Other interest (a)	3,190	-	-	-	(810)	-	2,380
Zon Multimédia – indirect interest	3,190	-	-	-	(810)	-	2,380
Total investments in consolidated	42,847	-	-	-	(5,012)	-	37,835

(a)     Other investments are measured at fair value.

(b)     Consolidated as from January 1, 2011, as mentioned in Note 2.2).

(c)     Includes the allocation of identifiable assets at R$16,560,000 contingent liability at R$283,000, net of deferred taxes at R$ 5,534,180 relating to the acquisition of Vivo Part. Which were allocated to the Company for subsequent merger of that entity on October 3, 2011 (Note 4).

(d)     On May 8, 2012, the Company sold its equity interest in ZON (Note 2.2).

Proportionally consolidated subsidiaries

The Company holds 50% equity interest in companies Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which are proportionally consolidated. The nature of this operation is detailed in Note 1.c.

The proportion corresponding to the Company of the assets, liabilities, revenues and expenses of the proportionally consolidated companies for the years ended December 31, 2012 and December 31, 2011, is as follows:

	12/31/12			12/31/11
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica
Current assets	5	6,707	58,161	4	3,501	49,655
Noncurrent assets	-	60,012	-	-	65,461	2,378
Current liabilities	-	1,640	1,151	1	2,338	10
Noncurrent liabilities	-	2,896	-	-	1,849	-
Equity	5	62,183	57,010	3	64,775	52,023

Revenues	35	25,353	2,920	25	27,491	1,139
Expenses	(33)	(25,628)	(2,059)	(28)	(24,240)	(82)
Net income (loss) for the period	2	(275)	861	(3)	3,251	1,057

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

13.       PROPERTY, PLANT AND EQUIPMENT, NET

13.a) Breakdown

At December 31, 2012:

	Company			Consolidated
	PP&E cost	Accumulated depreciation	Net balance	PP&E cost	Accumulated depreciation	Net balance
Switching equipment	11,688,628	(10,459,546)	1,229,082	15,533,267	(13,282,873)	2,250,394
Transmission means and equipment	20,514,733	(16,165,541)	4,349,192	30,747,089	(23,674,159)	7,072,930
Terminal equipment/modems	5,293,989	(4,219,074)	1,074,915	9,887,957	(8,319,054)	1,568,903
Infrastructure	8,620,997	(6,103,762)	2,517,235	13,303,406	(9,041,716)	4,261,690
TV material and equipment	-	-	-	1,054,592	(861,018)	193,574
Other	1,378,888	(1,224,644)	154,244	3,669,465	(2,863,451)	806,014
Valuation allowance	(14,262)	-	(14,262)	(19,073)	-	(19,073)
Fixed assets in progress	709,857	-	709,857	1,476,419	-	1,476,419
Total	48,192,830	(38,172,567)	10,020,263	75,653,122	(58,042,271)	17,610,851

At December 31,2011:
	Company			Consolidated
	PP&E cost	Accumulated depreciation	Net balance	PP&E cost	Accumulated depreciation	Net balance
Switching equipment	11,445,943	(10,204,823)	1,241,120	15,084,380	(13,133,295)	1,951,085
Transmission means and equipment	19,802,238	(15,738,322)	4,063,916	30,051,932	(23,289,097)	6,762,835
Terminal equipment/modems	4,634,852	(3,671,023)	963,829	8,830,900	(7,283,847)	1,547,053
Infrastructure	8,483,629	(5,837,164)	2,646,465	13,124,946	(8,504,974)	4,619,972
TV material and equipment	-	-	-	907,865	(728,696)	179,169
Other	1,384,460	(1,176,466)	207,994	3,546,825	(2,758,443)	788,382
Valuation allowance	(17,467)	-	(17,467)	(23,435)	-	(23,435)
Fixed assets in progress	585,660	-	585,660	1,328,859	-	1,328,859
Total	46,319,315	(36,627,798)	9,691,517	72,852,272	(55,698,352)	17,153,920

13.b) Changes

	Company
	Balance at December 31, 2011	Additions	Write-offs, net	Transfers, net	Depreciation (d)	Balance at December 31, 2012
Switching equipment	1,241,120	40,660	(56)	202,097	(254,739)	1,229,082
Transmission means and equipment	4,063,916	345,101	(12,568)	414,522	(461,779)	4,349,192
Terminal equipment/modems	963,829	654,597	(3,576)	4,837	(544,772)	1,074,915
Infrastructure	2,646,465	14,416	(4,518)	133,571	(272,699)	2,517,235
Other	207,994	1,815	(1,039)	1	(54,527)	154,244
Valuation allowance (a)	(17,467)	-	3,205	-	-	(14,262)
Fixed assets in progress	585,660	895,062	(12,175)	(758,690)	-	709,857
Total	9,691,517	1,951,651	(30,727)	(3,662)	(1,588,516)	10,020,263

	Consolidated
	Balance at December 31, 2011	Additions	Write-offs, net (a)	Transfers, net (c)	Depreciation (d)	Balance at December 31, 2012
Switching equipment	1,951,085	59,238	(14,103)	706,758	(452,584)	2,250,394
Transmission means and equipment	6,762,835	396,498	27,960	995,829	(1,110,192)	7,072,930
Terminal equipment/modems	1,547,053	1,084,260	(4,261)	(14,488)	(1,043,661)	1,568,903
Infrastructure (a)	4,619,972	42,599	(180,142)	474,162	(694,901)	4,261,690
TV material and equipment	179,169	121,817	(8)	21,789	(129,193)	193,574
Other	788,382	216,483	(3,177)	50,040	(245,714)	806,014
Valuation allowance (b)	(23,435)	(1,965)	6,327	-	-	(19,073)
Fixed assets in progress	1,328,859	2,419,269	(15,184)	(2,256,525)	-	1,476,419
Total	17,153,920	4,338,199	(182,588)	(22,435)	(3,676,245)	17,610,851

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

	Company
	Balance at December 31, 2010	Additions	Write-offs, net	Transfers, net	Depreciation (d)	Balance at December 31, 2011
Switching equipment	1,231,455	53,956	(2,235)	198,390	(240,446)	1,241,120
Transmission means and equipment	3,672,915	382,707	(19,391)	444,550	(416,865)	4,063,916
Terminal equipment/modems	1,005,549	566,649	(4,217)	33,190	(637,342)	963,829
Infrastructure	2,794,729	23,565	(20,641)	133,118	(284,306)	2,646,465
Other	194,790	58,176	(2,186)	18,274	(61,060)	207,994
Valuation allowance (b)	(26,064)	-	8,597	-	-	(17,467)
Fixed assets in progress	702,585	738,425	(13,442)	(841,908)	-	585,660
Total	9,575,959	1,823,478	(53,515)	(14,386)	(1,640,019)	9,691,517

	Consolidated
	Balance at December 31, 2010	Additions	Write-offs, net	Transfers, net	Depreciation (d)	Business combination	TVA merger	Balance at December 31, 2011
Switching equipment	1,234,081	60,166	(5,087)	390,972	(346,804)	617,757	-	1,951,085
Transmission means and equipment	3,709,166	377,411	(49,123)	1,106,119	(847,229)	2,441,209	25,282	6,762,835
Terminal equipment/modems	1,274,037	991,417	(4,819)	1,081	(1,002,764)	258,714	29,387	1,547,053
Infrastructure	2,811,505	228,124	(61,059)	492,876	(703,375)	1,851,056	845	4,619,972
TV material and equipment	187,343	125,865	-	(53,488)	(109,607)	-	29,056	179,169
Other	218,469	160,948	(4,879)	48,747	(193,108)	556,973	1,232	788,382
Valuation allowance (b)	(41,373)	-	8,985	8,953	-	-	-	(23,435)
Fixed assets in progress	807,469	2,068,327	(12,609)	(2,009,147)	-	472,649	2,170	1,328,859
Total	10,200,697	4,012,258	(128,591)	(13,887)	(3,202,887)	6,198,358	87,972	17,153,920

a)   Net write-off balances include the amount of R$138,812 for disposal of non-strategic towers and rooftops owned by Vivo.

b)   The Company and its subsidiaries recognized a provision for potential obsolescence of materials used in PP&E maintenance, based on levels of historical use and expected future use.

(c) Remaining balances in transfers presented in the table above of R$18,774 refer to residual values of tower and rooftops pending transfer of ownership and risk when sold, which will be recognized as net write-off upon recognition of the corresponding revenues.

 (d) The addition from depreciation costs and expenses are stated under “Depreciation and amortization” under Notes 25, 26 and 27, pending transfer of title.

13.c) Depreciation rates

For years ended December 31, 2012 and 2011, PP&E items were depreciated under the straight line method at the following annual rates:

Switching equipment	10 to 33.33
Transmission means and equipment	5 to 14.29
Terminal equipment and modems	10 to 66.67
Infrastructure	4 to 66.67
TV material and equipment	8 to 20
Other PP&E	10 to 20

13.d) Property, plant and equipment as collateral

On December 31, 2012, the Company and its subsidiaries had fixed assets pledged as collateral in legal proceedings consolidated amount of R$150,194 (R$16,527 at December 31, 2011) Company and R$235,847 (R$70,317 at 31 December 2011) consolidated.

13.e) Capitalization of borrowing costs

On December 31, 2012 and 2011, the Company and subsidiaries did not capitalize borrowing costs due to non-qualifying assets.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

14. INTANGIBLE ASSETS, NET

14.a) Breakdown

	Company		Consolidated
	12/31/12	12/31/11	12/31/12	12/31/11
Goodwill	-	-	10,225,280	10,225,280
Other intangible assets	15,730,850	16,565,398	19,784,009	19,828,404
Total	15,730,850	16,565,398	30,009,289	30,053,684

The movements in goodwill as of December 31, 2012 and 2011 is as follows:

	Consolidated
	12/31/10	Business combination	12/31/11	12/31/12
Ajato Telecomunicações Ltda.	149	-	149	149
Goodwill Spanish e Figueira (merged into TDBH) (a)	212,058	-	212,058	212,058
Santo Genovese Participações Ltda. (b)	71,892	-	71,892	71,892
Telefônica Televisão Participações S.A. (c)	780,693	-	780,693	780,693
Vivo Participações S. A. (d)	-	7,169,577	7,169,577	7,169,577
Telemig Celular S. A. (e)	-	133,896	133,896	133,896
Telemig Celular Participações S. A. (e)	-	1,485,172	1,485,172	1,485,172
Global Telecom S. A. (e)	-	204,762	204,762	204,762
Tele Centro Oeste Celular Participações S. A. (e)	-	150,930	150,930	150,930
Ceterp Celular S. A. (e)	-	16,151	16,151	16,151
Total	1,064,792	9,160,488	10,225,280	10,225,280

(a)  Goodwill from partial spin-off of the company Figueira, which was reversed to the Company upon merger with Telefônica Data Brasil Holding S.A.

(b) Goodwill generated upon acquisition of equity control over Santo Genovese Participações Ltda.

(c) Goodwill generated upon acquisition of TTP (formerly Navytree) merged in 2008. This is grounded on a future profitability study.

(d)  Goodwill generated upon acquisition of Vivo Part. in April 2011.

(e)  Goodwill arising from Vivo Part., reversed to the Company upon merger in 2011.

Breakdown of the intangible assets at December 31, 2012 and 2011 was as follows:

At December 31, 2012:

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	3,215,274	(2,652,564)	562,710	9,516,578	(7,625,745)	1,890,833
Customer portfolio	1,990,278	(383,269)	1,607,009	2,114,561	(507,552)	1,607,009
Trademark and patents	1,601,408	(106,767)	1,494,641	1,643,511	(148,870)	1,494,641
Licenses	12,644,000	(580,000)	12,064,000	16,987,547	(2,275,703)	14,711,844
Goodwill	-	-	-	-	-	-
Other	187,711	(185,221)	2,490	719,431	(690,791)	28,640
Software in progress	-	-	-	51,042	-	51,042
Total	19,638,671	(3,907,821)	15,730,850	31,032,670	(11,248,661)	19,784,009

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

At December 31, 2011:

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	3,003,719	(2,411,994)	591,725	8,744,914	(6,883,758)	1,861,156
Customer portfolio	1,990,278	(127,447)	1,862,831	2,114,561	(251,730)	1,862,831
Trademark and patents	1,601,408	(22,562)	1,578,846	1,643,511	(64,665)	1,578,846
Licenses	12,644,000	(116,000)	12,528,000	15,937,373	(1,577,392)	14,359,981
Goodwill	-	-	-	38,800	(31,116)	7,684
Other	187,711	(183,715)	3,996	683,021	(658,554)	24,467
Software in progress	-	-	-	133,439	-	133,439
Total	19,427,116	(2,861,718)	16,565,398	29,295,619	(9,467,215)	19,828,404

14.b) Changes

	Company
	Balance at December 31, 2011	Additions	Transfers, net	Amortization (b)	Balance at December 31, 2012
Software	591,725	207,890	3,662	(240,567)	562,710
Customer portfolio	1,862,831	-	-	(255,822)	1,607,009
Trademark and patents	1,578,846	-	-	(84,205)	1,494,641
Licenses	12,528,000	-	-	(464,000)	12,064,000
Other	3,996	-	-	(1,506)	2,490
Total	16,565,398	207,890	3,662	(1,046,100)	15,730,850

	Consolidated
	Balance at December 31, 2011	Additions	Write-offs, net	Transfers, net (a)	Amortization (b)	Balance at December 31, 2012
Software	1,861,156	486,278	(18)	313,630	(770,213)	1,890,833
Customer portfolio	1,862,831	-	-	-	(255,822)	1,607,009
Trademark and patents	1,578,846	-	-	-	(84,205)	1,494,641
Licenses	14,359,981	1,050,200	-	-	(698,337)	14,711,844
Goodwill	7,684	-	-	(7,684)	-	-
Other	24,467	12,510	-	-	(8,337)	28,640
Software in progress	133,439	227,572	-	(309,969)	-	51,042
Total	19,828,404	1,776,560	(18)	(4,023)	(1,816,914)	19,784,009

	Company
	Balance at December 31, 2010	Additions	Transfers, net	Amortization (b)	Business combination	Balance at December 31, 2011
Software	607,788	229,921	14,386	(260,370)	-	591,725
Customer portfolio	14,512	-	-	(69,398)	1,917,717	1,862,831
Trademark and patents	-	-	-	(21,051)	1,599,897	1,578,846
Licenses	-	-	-	(116,000)	12,644,000	12,528,000
Other	4,489	2,944	-	(3,437)	-	3,996
Total	626,789	232,865	14,386	(470,256)	16,161,614	16,565,398

	Consolidated
	Balance at December 31, 2010	Additions	Write-offs, net	Transfers, net (a)	Amortization (b)	Business combination	TVA consolidation	Balance at December 31, 2011
Software	638,975	380,942	(64)	161,984	(632,725)	1,312,044	-	1,861,156
Customer portfolio	14,512	-	-	-	(193,681)	2,042,000	-	1,862,831
Trademark and patents	-	-	-	-	(63,154)	1,642,000	-	1,578,846
Licenses	-	811,754	-	-	(483,743)	14,031,970	-	14,359,981
Goodwill	-	2,976	-	-	(1,962)	6,670	-	7,684
Other	12,195	10,436	(314)	(1,263)	(7,842)	1,487	9,768	24,467
Software in progress	-	183,179	-	(146,834)	-	97,094	-	133,439
Total	665,682	1,389,287	(378)	13,887	(1,383,107)	19,133,265	9,768	19,828,404

(a) Remaining balances in transfers stated in the table above R$7,684, refers to the transfer to Vivo’s prepaid expenses and R$3,662 to property, plant and equipment.

(b) The addition of depreciation costs and expenses are stated under “Depreciation and amortization” under Notes 25, 26 and 27.

14.c) Amortization rates

For years ended December 31, 2012 and 2011, PP&E items were amortized under the straight line method at the following annual rates:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

	Company	Consolidated
Software use licenses	20	20 to 33.33
Customer portfolio	10	9 to 15
Trademarks and patents	5	5
Licenses	3.6 to 20	3.6 to 20
Other intangible assets	10 to 20	10 to 20

15. PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	12/31/12	12/31/11	12/31/12	12/31/11
Salaries and wages	34,771	36,817	38,640	40,651
Social charges and benefits	81,576	95,222	204,778	223,359
Profit sharing	89,433	112,392	172,937	214,983
Other	-	7	-	16,631
Total	205,780	244,438	416,355	495,624

16. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12/31/12	12/31/11	12/31/12	12/31/11
Sundry suppliers	1,741,088	1,931,462	5,205,511	5,339,947
Amounts payable to other operators	93,239	61,694	151,809	146,437
Interconnection / networking	356,720	403,831	532,057	521,901
Technical support	-	-	-	29,030
Total	2,191,047	2,396,987	5,889,377	6,037,315

17.       TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	12/31/12	12/31/11	12/31/12	12/31/11
Income taxes	-	-	243,542	129,610
Income and social contribution taxes payable (a)	-	-	243,542	129,610
Indirect taxes	559,112	732,577	2,026,687	1,995,452
ICMS (b)	405,103	588,631	1,534,750	1,585,884
PIS and COFINS	135,006	118,295	362,998	319,981
Fust and Funttel	11,886	18,050	34,853	38,306
Other	7,117	7,601	94,086	51,281
Total	559,112	732,577	2,270,229	2,125,062

Current	529,055	700,187	1,781,480	1,691,991
Noncurrent	30,057	32,390	488,749	433,071

(a)  Income and social contribution taxes payable are stated net of payments based on estimates.

(b) The portion of non-current liabilities, including the amount of R$437,295 December 31, 2012 (R$380,271 at December 31, 2011) which refers to ICMS - Programa Paraná Mais Emprego, resulting from an agreement with the Paraná State Government, involving the deferral of ICMS payment. This agreement establishes that ICMS shall be paid on the 49th month subsequent to that in which ICMS is computed. This amount is restated based on the Annual Restatement Factor (FCA) variation.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

18. LOANS, FINANCING AND DEBENTURES

18.1 – Loans and financing

				Company		Consolidated
	Currency	Annual interest rate	Maturity	12/31/12 (*)	12/31/11 (*)	12/31/12 (*)	12/31/11 (*)
Financing – BNDES (a)	URTJLP (**)	TJLP+3.73%	5/15/15	938,063	1,327,147	938,063	1,327,147
Financing – BNDES (a)	URTJLP (**)	TJLP+1.73%	5/15/15	50,770	71,821	50,770	71,821
Financing – BNDES	BRL	5.50%	1/15/21	1,957	1,912	1,957	1,912
Loan – Mediocrédito	US$	1.75%	2/2/14	9,310	14,027	9,310	14,027
Loan – working capital	BRL	108.90% CDI		-	91,570	-	91,570
Loan – Resolution No. 4131	US$	4.10%	10/25/13	326,263	282,205	326,263	282,205
Financing – BNDES (b)	URTJLP (**)	TJLP+0% to 4.30%	7/15/19	-	-	1,916,737	1,659,858
Financing – BNDES (b)	UMBND (***)	5.94%	7/15/19	-	-	455,296	194,276
Financing – BNDES (c)	R$	4.50% to 5.50%	10/15/20	-	-	146,365	135,471
Loans – BEI	US$	4.18% to 4.47%	3/2/15	-	-	795,601	707,975
Financing – BNB	R$	10.00%	10/30/16	-	-	338,610	438,279
BBVA commission	-	0.43%	2/28/15	-	-	241	221
Financing – BNDES	URTJLP (**)	TJLP+5.0%	1/15/15	-	-	2,071	-
Financing – BNDES (d)	URTJLP (**)	TJLP+5.70%	4/15/16	-	-	2,312	2,071
Financing – BNDES (d)	URTJLP (**)	TJLP+9.00%	4/15/16	-	-	1,901	2,341
Financing - BNDES PSI (c)	R$	5.50% and 8.70%	4/15/16	-	-	25,471	17,628
Financing - Leasing	R$	14.70%	11/9/13	-	-	356	726
Total				1,326,363	1,788,682	5,011,324	4,947,528

Current				743,941	510,899	1,255,323	988,413
Noncurrent				582,422	1,277,783	3,756,001	3,959,115

(a)     Amounts stated at fair value, where applicable.

(b)     Long-term Interest Reference Unit (URTJLP) used by the Brazilian Development Bank (BNDES) as the contractual currency in financing agreements.

(c)     Currency unit based on a currency basket (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.

(d)    ECM is the rate published quarterly by BNDES and refers to charges of currency basket.

Brazilian Development Bank (BNDES)

•      In October 2007, a credit facility was approved for the Company to finance investment in products and services that are produced domestically. All of these funds have been withdrawn and investment thereof has been proven and accepted by BNDES.

•      In August 2007, Vivo took out a credit facility with BNDES in the amount of R$1,530,459. The funds were released for the purpose of financing investment projects for implementation and expansion of the wireless capacity all over Brazil. Credits were released gradually and, as of December 31, 2011, no more funds were available for withdrawal. The agreement is effective for seven years. Principal will be repaid in 60 consecutive monthly installments as from September 15, 2009, after a two-year grace period.

On October 14, 2011, a credit facility totaling R$3,031,110 was taken out from BNDES. These funds will be used in investments of expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, and construction of a data center in the city of Tamboré (São Paulo State) and social projects.

The agreement has a term of eight years, with its grace period ending July 15, 2014, until when only interest will be paid, on a quarterly basis. After this period, interest and amortization of principal shall be paid in 60 consecutive monthly installments.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

As the interest rates applied to two of the five sub-credit lines of this financing are lower than those prevailing in the market (TJLP and TJLP + 1.48%), this operation qualifies under the scope of IAS 20/CPC 7. Accordingly, using the effective interest rate defined in IAS 39/CPC 38, was made a comparison between (i)  total amount of debt calculated based on rates defined in contract, and (ii)  total amount of debt calculated based on rates used in the market (fair value). The government grant from BNDES, adjusted to present value and deferred in accordance with the useful life of the financed asset item, resulted in balance amounting to R$18,322 at December 31, 2012 (R$21,418 at December 31, 2011).

At December 31, 2012, the amount of R$1,802,113 (R$1,004,177 at December 31, 2011) had been released.

•      On January 2010, a financing line with the BNDES in the amount up to R$319,927 through its Investment Maintenance Program (BNDES PSI). The funds borrowed are used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as that investment is evidenced. Until December 31, 2012, the amount of R$184,489 was released and the remaining balance of R$135,438 was canceled.

•      As the interest rates applied this financing are lower than those prevailing in the market (4.5% to 5.5% p.a. fixed), this operation qualifies under the scope of IAS 20/CPC 7. Accordingly, using the effective interest rate defined in IAS 39/CPC 38, was made a comparison between (i)  total amount of debt calculated based on fixed rates in contract, and (ii)  total amount of debt calculated based on rates used in the market (fair value). The government grant from BNDES, adjusted to present value and deferred in accordance with the useful life of the financed asset item, resulted in balance amounting to R$23,876 at December 31, 2012 (R$29,007 at December 31, 2011).

•      With the merger process, Vivo became liable for the financing agreements which belonged to former Vivo Part. whose balance amounted to R$ 26,825 at December 31, 2012 (R$ 24,848 at December 31, 2011).

•      In November 2010 and March 2011, credit facilities for Comercial Cabo TV São Paulo were approved amounting to R$ 40,163. At December 31, 2012, R$ 41,950 (R$ 24,237 at December, 2011) had been released. This transaction also falls under the scope of IAS 20/CPC 7 due to the fact that interest rate is lower than the market rate (5.5% p.a. fixed), and the subvention granted by BNDES, adjusted to present value, resulted in the amount of R$2,404 at December 31, 2012 (R$ 2,401 at December 31, 2011).

•      In December 2010, BNDES, through its Investment Maintenance Program (BNDES PSI), approved a financing line in amount of R$5,417 for the Company. At December 31, 2012, the balance amounted to R$ 1,946 (R$ 1,912 as of December 31, 2011). This transaction also falls into the scope of IAS 20/CPC 7 because the interest rate is lower than the market rate (5.5% p.a. fixed), and the subvention granted by BNDES, adjusted to present value, resulted in the amount of R$331 at December 31, 2012 (R$ 376 at December 31, 2011).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Médiocrédito

Loan taken out in 1993 between Telecomunicações Brasileiras S.A. (Telebrás) and Instituto Centrale per il Credito a Médio Termine (Mediocredito Centrale) amounting to US$45,546, is paid semiannual and maturates in 2014. This loan was taken in order to build rural telephony via satellite in the state of Mato Grosso. There is a derivative contracted to hedge the exchange rate currency risks related to such debt and, given it is assessed as an effective hedge, the hedge accounting methodology has been  adopted. Therefore, at December 31, 2012, the risk against which the Company was hedged by this instrument was recognized in the balance sheet at its fair value as of the balance sheet date.

Banco Europeu de Investimentos - BEI

Vivo signed an agreement with BEI for a credit facility in the amount of €250 million (equivalent to U$365 million). The funds were released in two installments, the first of which on December 19, 2007, and the second on February 28, 2008. The agreement will be effective for seven years, with principal amount repayment in two installments, on December 19, 2014 and March 2, 2015. Interest on this financing is paid semiannually according to the date of credit release. This financing is hedged with a swap  agreement that converts the currency risk into a percentage of CDI variation.

Banco do Nordeste – BNB

•      On January 29, 2007, a credit facility from BNB was taken out amounting to R$ 247,240. The funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal amount repaid in 96 installments, after a two-year grace period.

•      On October 30, 2008, a credit facility from BNB amounting to R$ 389,000 was taken out. The funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal amount repaid in 96 installments, after a two-year grace period.

18.2 – Debentures

	Company/Consolidated
	Currency	Charges	Maturity	12/31/12	12/31/11
Debentures (2nd issue) – 2nd series	R$	106.00% of CDI		-	346,470
Debentures (4th issue) – 1st and 2nd series	R$	108.00% to 112.00% of CDI	10/15/13	744,678	756,617
Debentures (4th issue) – 3rd series	R$	IPCA+7.00%	10/15/14	96,249	87,390
Debentures (1st issue) – Telemig	R$	IPCA+0.50%	7/5/21	72,137	67,935
Debentures (3rd issue)	R$	100.00% of CDI + 0.75	9/10/17	2,044,674	-
Cost of issues	R$			(1,833)	(1,981)
Total				2,955,905	1,256,431

Current				702,215	468,624
Noncurrent				2,253,690	787,807

Funds raised by Vivo Part.

2nd Issue

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

In connection with the First Securities Distribution Program amounting to R$2 billion announced on August 20, 2004, Vivo Part. issued debentures related to the 2nd issue, amounting to R$1 billion, on May 01, 2005, with ten-year term, starting from the issuance date,  May 01, 2005.

Debentures were issued in two series: R$ 200 million in the first and R$800 million in the second with maturity expected to end on May 4, 2015. The first series was redeemed in advance, on January 31, 2011, and the second series yield interest semiannually at a rate of 106% (second series) of accumulated daily average rates of interbank deposits index (DI) calculated and disclosed by CETIP S.A. (Clearing House for the Custody and Financial Settlement of Securities).

On July 29, 2011, the General Debenture holder Meeting, decided to approve transfer of 2nd Public Distribution debentures issued by Vivo Part. to Telefonica Brasil with no changes to terms and conditions, and the correspondent amendment of the indenture in order to reflect change in issuer’s ownership.

1st series

At January 31, 2011, the complete and early redemption of the 1st series of the second issue of Vivo Participações totaling 20,000 registered non-convertible debentures, with a par value of R$ 10 (ten thousand reais) totaling R$200 million, the characteristics of which were approved in the Company’s Board of Directors’ meeting held on April 25, 2005 and May 13, 2005 with first rescheduling on March 30, 2009.

The redemption was carried out at the debenture unit par value on the issue date, plus: the remuneration due up to the redeemed debenture payment date and (ii) the bonus percentage calculated on the nominal unit value (bonus) equivalent to R$4.41 (four reais and forty-one cents) per debenture in accordance with that provided under clause 4.13 of the private subscription instrument for the second issue of non-convertible debentures.

2nd series

At the meetings held on April 25, 2005 and May 13, 2005 the Board of Directors approved the characteristics of the Company’s second series – second issue debentures were approved.

Vivo Part. 2nd series debentures of the 2nd issue were rescheduled on May 3, 2010, according to the conditions approved in Board of Directors’ meeting held on May 29, 2010. Total rescheduled amount was R$ 340,230 and Vivo Part. redeemed and cancelled debentures of dissenting debenture holders amounting to R$ 459,770. The new interest accrual period is 24 months from May 1, 2010, during which interest accrual conditions established herein shall remain unchanged. During this second interest accrual period (until May 1, 2012), Vivo Part. debentures shall yield interest at the rate of 106% of average rate of one-day interbank deposit (DI), calculated according to the formula stated in clause 4.9 of the "2nd Issue Indenture."

On April 13, 2012, the Board of Directors approved early redemption of debentures of the 2nd issue 2nd series. This redemption took place on May 2, 2012, totaling 21,936 debentures amounting R$ 219,360, under the following terms and conditions: debentures were redeemed and canceled, redemption was performed at unit nominal value plus remuneration owed through payment date, and no premium was paid, as redemption date coincided with the rescheduling due date. The remaining outstanding debentures were repurchased on April 9 and 10, 2012, amounting to 539 and 11,548 respectively, for R$ 120,870, considering the Option Acquisition Clause of the Indenture and later cancelled.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

4th issue

On September 4, 2009, the Board of Directors of Vivo Part. approved the 4th public issue by Vivo Part. of simple, registered debentures nonconvertible into unprivileged Company issue shares, with a ten-year interest accrual period.

Total issue amounted  to R$810 million, basic offering of which corresponded to R$600 million, plus R$210 million due to full exercise of the additional debentures option.

The total of 810,000 (eight hundred ten thousand) debentures were issued in three series: 98,000 debentures in the 1st series, 640,000 in the second series and 72,000 in the third series. The number of debentures allocated to each series was jointly decided in an agreement between Vivo Part. and the leading coordinator of the offer after completion of the book building procedure.

Remuneration of the 1st series is 108% of CDI, of the 2nd series is 112% of CDI, and a coupon of 7% p.a. for the 3rd series on face value restated based on Brazil's Extended Consumer Price Index (IPCA) variation. These debentures accrue interest payable on a semiannual basis in the 1st and 2nd series and annual basis in the 3rd series.

The proceeds raised from the issue of the offering were used for full payment of the debt relating to the 6th issue of commercial promissory notes of Vivo Part. and to support its working capital.

Transaction costs in connection with this issue, amounting to R$840 at December 31, 2012 (R$ 1,981 at December 31, 2011), were allocated to a liabilities reducing account as deferred cost and are recorded as financial expenses, pursuant to the contractual terms of this issue. The effective rate this issue, considering transaction costs, is 112.13% of CDI.

The General Debenture-holder Meeting held  on July 29, 2011 (first call), decided to approve transfer of 4th Public Distribution debentures issued by Vivo Part. to Telefônica Brasil with no changes to terms and conditions, and the correspondent amendment of the indenture in order to reflect change in issuer’s ownership.

On July 24, 2012, the Company’s Board of Directors approved the proposal to reschedule the 1st series of 4th issue, amounting to R$98 million at 106% CDI.

On October 15, 2012, the Company renegotiated the 1st series of the 4th debenture issuance under the conditions approved by the Board of Directors in a meeting held on July 24, 2012. Total value renegotiated was R$93,150 and the Company redeemed debentures held by dissenting debenture holders amounting to R$4,850, and kept them in treasury for later cancellation.

Rescheduling of the 2nd and 3rd series is provided for as follows: 2nd series on October 15, 2013, and 3rd series on October 15, 2014.

At December 31, 2012 the total balance was R$840,927

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Fund raised by Telemig Celular S.A.(Telemig, company merged into Vivo Part. as of June 1, 2010)

1st issue

In compliance with the Contract for Provision of, in conformity with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig (company merged as of June 1, 2010), within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universal Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this program, Telemig would make SMP services available to 134 locations in the areas registered under No. 34, No. 35 and No. 38.

Also according to the program, 5,550 simple, registered, book-entry debentures nonconvertible into unprivileged shares, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st  issue, amounting to R$ 6,210 in December 2007. In March 2008, for the service in 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issue, amounting to R$ 17,390. At December 31, 2008, for the service in 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issue, amounting to R$ 31,900, thus completing the program for providing services to 134 locations inside the state of Minas Gerais.

At December 31, 2012 the total balance was R$72,137.

Fund raised by the Company

3rd issue

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of simple debentures nonconvertible into Company shares, amounting up to R$2 billion, with a maximum seven-year term and firm underwriting.

On September 10, 2012, total of 200,000 (two hundred thousand) simple, registered, book-entry debentures nonconvertible into unprivileged Company issue shares were issued in a single series, with unit face value of R$10,000.00 (ten thousand reais), totaling R$2 billion, under the terms of CVM Rule No. 476, of January 16, 2009, with public distribution and limited placement efforts.

Remuneration is 100% of CDI, plus spread of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. Unit face value of each debenture will be fully repaid in a lump sum, on the maturity date.

Debentures will not be subject to rescheduling.

Funds obtained through this limited offering were allocated to: (i) direct investment in 4th generation (4G) wireless phone services, specifically to settle the authorization price obtained by Vivo in the 4G auction; and (ii) sustaining liquidity and extension of other debts already incurred by the Company.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Transaction costs in connection with this issue, amounting to R$993 at December 31, 2012 were allocated to a liabilities reducing account as deferred cost and are recorded as financial expenses, pursuant to the contractual terms of this issue.

At December 31, 2012 the total balance was R$2,044,674.

18.3 – Payment schedule

Breakdown of noncurrent loans, financing and debentures as of December 31, 2012 by year of maturity is as follows:

Year	Company	Consolidated
2014	592,646	1,300,124
2015	170,163	1,159,235
2016	253	439,277
2017	2,000,041	2,389,703
2018 onwards	73,009	721,352
Total	2,836,112	6,009,691

18.4 – Covenants

The Company and Vivo have loans and financing taken out from BNDES, the balance of which at December 31, 2012, was R$ 3,360,866 (R$ 3,253,102 at December 31, 2011). In accordance with the agreements, there are financial and economic indexes that should be considered on a semiannual and annual basis. On the same date, all economic and financial indices for the agreements in effect were met.

4th issue debentures, net of issue costs, at December 31, 2012 amounted to R$ 840,927 (R$ 842,026 as of December 31, 2011) and have economic and financial indices that should be calculated on a quarterly basis. At this same date, all economic and financial indexes for the agreements were met.

Telemig’s agreement (company merged into Vivo Part. as of June 1, 2010) with the State Department of Economic Development referring to debentures – amounting to R$72,137 at December 31, 2012 (R$ 67,935 at December 31, 2011) – includes covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, non-compliance with non-fiduciary commitments and compliance with certain financial indexes. On the same date, all these covenants were met.

18.5 - Guarantees

At December 31, 2012, guarantees were given for part of loans and financing of the Company and Vivo, as follows:

Banks	Loan/financing balance	Guarantees
Brazilian Development Bank (BNDES)	R$1,916,737 (URTJLP) R$445,296 (UMBND) R$146,365 (PSI – Vivo)

•       Agreement (2007). R$ 514,355: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

•       Agreement (PSI). R$146,365: disposal of financed asset items.

•       Agreement (2011) R$ 1,857,678: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

•       Telefônica Brasil is the intervening guarantor

BEI	R$795,601	• Commercial risk guaranteed by Banco BBVA Spain.
BNB - BNB	R$338,610

•       Bank guarantee provided by Banco Bradesco S.A. amounting to approximately 100% of the financing obtained.

•       Establishing a liquid fund comprising short-term investments at amounts equivalent to 3 (three) repayment installments by reference to the average post-grace period installment.

•       Telefônica Brasil is the intervening guarantor

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

19. DIVIDENDS AND INTEREST ON SHAREHOLDER´S EQUITY PAYABLE

Below, we present balances of the dividends and interest on shareholdes’ equity payable:

a)    Breakdown of receivables:

	Company
	12/31/12	12/31/11
Vivo	390,747	171,907
Aliança Atlântica Holding B.V.	1,140	-
Companhia AIX de Participações	-	772
Atelecom	2,218	-
Total	394,105	172,679

b)  Changes in receivables:

Company
Balance at December 31, 2010	2,201
Supplementary dividends of investees in 2011	6,605
Business Combination	211,907
Interim dividends of investees in 2011	990,772
Dividend and interest on equity received	(1,038,806)
Balance at December 31, 2011	172,679
Supplementary dividends of investees in 2011	814,525
Interim dividends and interest on equity of investees in 2012	2,049,125
Dividend and interest on equity received	(2,642,224)
Balance at December 31, 2012	394,105

For the cash flow statement, interest on shareholder’s equity and dividends received from subsidiaries are allocated to the Investing Activity group.

c)  Breakdown of payables:

	Company/Consolidated
	12/31/12	12/31/11
Telefónica Internacional	-	156,589
SP Telecomunicações Participações	-	126,283
Telefónica	-	129,489
Compañia de Telecomunicaciones de Chile	-	310
Non-controlling shareholders (a)	467,831	560,315
Total	467,831	972,986

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

d)  Changes in payables:

Consolidated
Balance at December 31, 2010	450,897
Supplementary dividends in 2010	1,694,099
Business combination	2,074,065
Interim dividends and interest on equity in 2011	2,249,400
Expiry of dividends and interest on equity	(107,874)
Payment of dividends and interest on equity	(5,387,601)
Balance at December 31, 2011	972,986
Supplementary dividends in 2011	1,953,029
Interim dividends and interest on equity in 2012	1,122,522
Expiry of dividends and interest on equity	(89,692)
Payment of dividends and interest on equity	(3,493,997)
Other changes	2,983
Balance at December 31, 2012	467,831

Interest on shareholder’s equity and dividends not yet claimed by shareholders expire in three years from the date payment commences. Should dividends and interest on shareholder’s equity expire, these amounts are recorded against equity and then distributed.

For the cash flow statement, interest on shareholder’s equity and dividends paid to shareholders are classified as the Financing Activities.

20.  PROVISIONS

a)  Breakdown

	Company		Consolidated
	12/31/12	12/31/11	12/31/12	12/31/11
Provision for judicial and administrative proceedings
Labor	598,733	425,486	717,247	526,210
Tax	1,336,071	1,146,930	1,953,043	1,606,735
Civil and regulatory	568,225	490,823	795,294	664,703
Subtotal	2,503,029	2,063,239	3,465,584	2,797,648

Provision for post-retirement benefit plans (a)	372,368	291,178	392,269	308,893
Contingent liabilities (b)	264,520	256,044	264,520	256,044
Provision for demobilization (c)	24,935	13,657	221,316	200,813
Total	3,164,852	2,624,118	4,343,689	3,563,398

Current	334,852	287,137	496,790	416,313
Noncurrent	2,830,000	2,336,981	3,846,899	3,147,085

(a)   Refers to actuarial provisions for post-retirement benefits, recorded by the Company and subsidiaries (Note 35).

(b)  Arising from PPA generated in acquisition of the controlling interest of Vivo Part. in 2011 (Note 4).

(c)  Refers to costs to be incurred to return the sites  (locations for installation of base radio and administrative real estate of the Company and subsidiaries) to their respective owners in the same conditions as they were at the time of execution of the initial lease agreement.

The Company, as an entity and also as successor to the merged companies, and its subsidiaries are a party in labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

b)  Changes

	Company
	Labor	Tax	Civil and regulatory	Provision for post-retirement benefit plans	Contingent liabilities	Provision for demobilization	Total
Balance at December 31, 2010	365,230	302,610	426,144	219,000	-	12,862	1,325,846
Additions	75,745	34,387	74,933	72,178	-	795	258,038
Write-offs by reversal	(21,527)	(1,089)	(35,798)	-	(31,084)	-	(89,498)
Write-offs by payment	(15,553)	(2,410)	(39,190)	-	-	-	(57,153)
Vivo Part merger	9,773	769,519	22,231	-	-	-	801,523
Business combination	-	-	-	-	283,000	-	283,000
Monetary restatement	11,818	43,913	42,503	-	4,128	-	102,362
Balance at December 31, 2011	425,486	1,146,930	490,823	291,178	256,044	13,657	2,624,118
Additions	204,996	100,562	124,999	81,190	766	11,472	523,985
Write-offs by reversal	(27,353)	(242)	(67,053)	-	-	(194)	(94,842)
Write-offs by payment	(22,420)	-	(29,307)	-	-	-	(51,727)
Monetary restatement	18,024	88,821	48,763	-	7,710	-	163,318
Balance at December 31, 2012	598,733	1,336,071	568,225	372,368	264,520	24,935	3,164,852

Current	38,642	-	296,210	-	-	-	334,852
Noncurrent	560,091	1,336,071	272,015	372,368	264,520	24,935	2,830,000

	Consolidated
	Labor	Tax	Civil and regulatory	Provision for post-retirement benefit plans	Contingent liabilities	Provision for demobilization	Total
Balance at December 31, 2010	366,391	310,649	446,159	219,000	-	16,712	1,358,911
Additions	112,300	66,569	172,518	72,565	-	12,760	436,712
Write-offs by payment	(26,696)	(11,143)	(117,734)	-	-	-	(155,573)
Write-offs by reversal	(32,088)	(6,760)	(57,144)	(3,259)	(31,084)	(66,512)	(196,847)
Monetary restatement	11,918	110,618	48,347	-	-	5,581	176,464
Business combination	93,739	1,136,802	162,266	20,587	283,000	232,272	1,928,666
TVA consolidation	646	-	10,291	-	4,128	-	15,065
Balance at December 31, 2011	526,210	1,606,735	664,703	308,893	256,044	200,813	3,563,398
Additions	238,830	231,977	244,595	84,281	766	21,484	821,933
Write-offs by payment	(37,946)	(9,415)	(109,356)	-	-	-	(156,717)
Write-offs by reversal	(28,383)	(229)	(67,843)	(905)	-	(7,853)	(105,213)
Monetary restatement	18,536	123,975	63,195	-	7,710	6,872	220,288
Balance at December 31, 2012	717,247	1,953,043	795,294	392,269	264,520	221,316	4,343,689

Current	80,091	20,833	395,866	-	-	-	496,790
Noncurrent	637,156	1,932,210	399,428	392,269	264,520	221,316	3,846,899

20.1 Labor contingencies and provisions

	Amount
	Company		Consolidated
Risk	2012	2011	2012	2011
Probable	598,733	425,486	717,247	526,210
Possible	61,756	194,564	274,156	404,262

Provisions and labor contingencies involve labor claims filed by former’s employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among other issues, overtime, salary equalization, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. The claims await decision by the Regional Labor Court of São Paulo. Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim as a possible risk. No amount has been assigned for these claims, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Additionally, the Company is party to public civil actions filed by the Department of Labor, in respect to the decision to restrain the Company from continuing to hire outsourced companies to carry out the Company’s main activities.  No amounts were assigned to the possible likelihood of an unfavorable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the monetary loss for Company’s.

20.2 Tax contingencies and provisions

	Amount
	Company		Consolidated
Risk	2012	2011	2012	2011
Probable	1,336,071	1,146,930	1,953,043	1,606,735
Possible	6,955,316	6,032,640	13,738,155	11,679,158

Tax provisions

Federal taxes

At December 31, 2012, the Company was party to administrative and judicial proceedings relating to: (i) additional contributions to the FGTS (Unemployment Compensation Fund) on deposits made by employees ( the issue does not result in the reduction of part of FGTS deposits made by the Company on behalf of its employees); (ii) claims resulting from the non-ratification of compensation and refund requests, formulated by the Company;(iii) social contributions relating to a supposed failure to pay 11% on the value of invoices, billing and receipts from service providers hired for the transfer of labor; (iv) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (v) fixed: non-inclusion of interconnection and EILD expenses in the FUST base and Wireless carriers:  non-inclusion of revenues from interconnection in the FUST tax base; (vi) contribution to EBC (Empresa Brasileira de Comunicação), created by Law No. 11652/08; (vii) TFI/TFF on mobile stations; (viii) IRRF on Interest on shareholder’s  Equity; (ix) Public Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (x) IRPJ/PIS/COFINS resulting from the non-ratification of the companies’ offset and refund requests; (xi) Social Investment Fund (Finsocial) offset amounts; (xii) failure to pay withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (xiii) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (xiv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98; and (xv) Tax on Net Income (ILL). On December 31, 2012, total provisions amounted to R$1,323,434 (R$1,146,219 at December 31, 2011) Company and R$1,860,803 (R$1,530,789 at December 31, 2011) consolidated.

State taxes

On December 2012, the Company and its subsidiaries were party to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and tax credits without documentation (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) ICMS on TV subscription; and (v)  environmental administrative fine At December 31, 2012, total provisions amounted to R$36 (R$14 at December 31, 2011) Company and R$67,426 (R$63,625 at December 31, 2011) consolidated.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Municipal taxes

On December 31, 2012, the Company and its subsidiaries were party to tax claims at a municipal level, both in the administrative and judicial sphere which, based on the opinion of its legal advisors, are classified as a probable loss. At December 31, 2012, total provisions amounted to R$12,601 (R$697 at December 31, 2011) Company and R$16,648 (R$4,531 at December 31, 2011) consolidated.

These proceedings relate to: (i) IPTU, (ii) ISS levied on chattel lease services and secondary and complementary activities, and (iii) Surveillance, Control and Inspection Fee (TVCF).

Other provisions

At December 31, 2012, the Company and its subsidiaries recorded other provisions, relating to legal claims, both in the administrative and in the judicial level, related to ISS on effective provision of services of lease, sublease, right of way or use right, whether shared or not, of railway, highway, telegraph poles, cables, ducts and conducting wires of any kind. At December 31, 2012, the consolidated provisioned amounts totaled R$8,166 (R$7,790 at December 31, 2011).

Possible tax contingencies

Federal taxes

At December 31, 2012, the Company and its subsidiaries were a party to various administrative and judicial proceedings in the federal sphere, which are waiting to be tried at various court levels. At December 31, 2012, the total amount was R$1,430,670 (R$1.620.845 at December 31, 2011) Company and R$3,146,736 (R$3,185,747 at December 31, 2011) consolidated.

Key proceedings refer to: (i)  Non-compliance manifestations due to the ratification of compensation requests made by the Company; (ii)  fine for distribution of dividends even in view of the alleged existence of outstanding debts payable to the federal government; (iii)  social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iv)  IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (v)  PIS levied on roaming; (vi)  CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vii)  IRPJ and CSLL related to deductions on revenues from reversal of provisions; (viii)  Income tax and social contribution – disallowance of costs and miscellaneous expenses not substantiated; (ix)  deductions of COFINS from loss in swap transactions; (x)  PIS / COFINS accrual basis versus cash basis; (xi)  IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of the State of Espírito Santo (FUNRES); (xii)  IRPJ on derivative operations; (xiii)  IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and Vivo’s corporate restructuring; and (xiv)  contribution to the Brazilian company of communication, created by Law No. 11.652/08.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

According to Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

State taxes

On December 31, 2012, the Company and its subsidiaries were a party to various administrative and judicial proceedings related to ICMS, at the state level, which are ongoing in various court levels. At December 31, 2012, the total amount was R$4,014,790 (R$2,934,325 at December 31, 2011) Company and R$5.870.365 (R$4,172,479 at December 31, 2011) consolidated.

Key proceedings refer to: (i)  provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii)  international calls (DDI); (iii)  undue credit related to the acquisition of items intended to property, plant and equipment; (iv)  lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items; (iv) amounts unduly appropriated as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred charge of ICMS-interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii)  card donation for prepaid service activation; (xviii)  reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption from public bodies); (xix) DETRAF fine, (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts; and (xxiii) restructuring of ledger without prior authorization by the Treasury.

 According to Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

Municipal taxes

At December 31, 2012, the Company and its subsidiaries were party to various administrative and judicial proceedings at the municipal level, which are ongoing various court levels. At December 31, 2012, the total amount was R$383,397 (R$329.477 at December 31, 2011) Company and R$544.323 (R$471,876 at December 31, 2011) consolidated.

Key proceedings refer to: (i)  ISS – secondary activities, value added and supplementary services; (ii)  withholding ISS; (iii)  IPTU; (iv)  Land Use Fee; (v)  municipal fees; (vi)  tariff for Use of Mobile Network (TUM), infrastructure lease; (vii)  advertising services; (viii)  services provided by third parties; (ix)  business management consulting services provided by Telefonica Internacional (TISA); (x)  ISS tax levied on caller ID services and on cell phone activation

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

According to Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

ANATEL

Universal Telecommunication Services Fund (FUST)

Writs of Mandamus filed separately by the fixed and mobile operators to recognize the right to: Fixed: Failure to include interconnection and EILD expenses in the FUST base and Mobile:  Failure to include interconnection revenue in the FUST base, pursuant to Abridgement No. 7, of December 15, 2005, since it disagrees with the provisions of the sole paragraph, article 6, of Law No. 9998/00, which are waiting to be tried in the court of appeals.

A number of delinquency notices referring to debit entry issued by ANATEL in the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

At December 31, 2012, the total amount was R$883,771 (R$718,010 at December 31, 2011) Company and R$1,970,800 (R$1,719,531 at December 31, 2011) consolidated.

According to Management and its legal advisors’ opinion, the chances of losses  in these processes are possible.

Telecommunications Technology Development Fund (FUNTTEL)

At December 31, 2012, the Company and its subsidiaries were parties to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals. At December 31, 2012, the total amount was R$195,126 (R$232,343 at December 31, 2011) Company and R$614,314 (R$622,606 at December 31, 2011) consolidated.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

According to Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

Telecommunications Inspection Fund (FISTEL)

Due extension of the effective license period to use telephone switches in connection with use of STFC (landline phone carriers) and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company and its subsidiaries understand that such collection is unjustified, and separately challenged the aforesaid fee in court. At December 31, 2012, total amount was R$47,562 (R$197,666 at December 31, 2011) Company, with deposit in full, and R$1,539,479 (R$1,504,365 at December 31, 2011) consolidated, without the respective deposit in full.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

According to Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

(g) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

Vivo, along with other wireless carriers in Brazil, are challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. When charged by ANATEL, Vivo made a judicial deposit referring to the amounts payable. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals. At December 31, 2012, total amount was R$ 2,138 (R$ 1,977 at December 31, 2011).

According to Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

20.3 Provisions, civil and regulatory contingencies

	Amount
	Company		Consolidated
Risk	2012	2011	2012	2011
Probable	568.225	490.823	795.294	664.703
Possible	2.012.725	1.429.616	2.656.850	1.978.973

Provisions for civil contingencies

•           The Company is party in proceedings that involve right to receive supplementary amounts from shares calculated in relation to the network expansion plan after 1996 (supplement of shares proceedings). These proceedings involve various phases: 1st level; Court of Justice and Supreme Court of Justice. Considering the degree of risk involved R$31,260 was provisioned (R$26,182 at December 31, 2011).

•           The Company and its subsidiaries are parties to proceedings of a civil nature, in the administrative and judicial spheres the object of which are rights relating to the provision of services. This proceedings are filed by individual consumers, civil associations representing consumer rights, PROCON, as well as the State and Federal Public Prosecutor’s Offices. Similarly, the companies are defendants or plaintiffs in other proceedings the subject of which relate to matters other than those under the normal course of business. At December 31, 2012, provisions amounted to R$193,216 (R$165,778 at December 31, 2011) Company and R$377,649 (R$315,169 at December 31, 2011) for consolidated.

•           The Company is also involved in various lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material, based on provision analysis, the historical average of losses in similar proceedings. At December 31, 2012, provisions amounted to R$78,711 (R$81,539 at December 31, 2011).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Provision for regulatory contingencies

At December 31, 2012, the Company and its subsidiaries were parties in administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level.  The chance of losses in these processes are probable and at December 31, 2012 provisions amounting to R$265,038 (R$217,324 at December 31, 2011) Company and R$ 307,674 (R$241,813 at December 31, 2011) consolidated were set up.

Civil contingencies

•      Community Telephone Plan – PCT: Refers to a Public Civil Action to which the Company is a party and which is related to the PCT, a plan that allows purchasers of telephone line expansion plans who did not receive shares for their financial investment to claim indemnity rights, in the municipality of Mogi das Cruzes. The total amount is approximately R$ 236,236 (R$197,863 at December 31, 2011). This proceeding was assessed as a possible loss by legal counsel. The São Paulo State Court of Justice (TJSP) has reversed the decision and deemed the claim groundless. The carriers association of Mogi das Cruzes (plaintiff) filed a special appeal to reverse that decision, which is currently awaiting a decision.

•      Class actions filed by SISTEL Members Association in the State of São Paulo, whereby SISTEL members in São Paulo State question the changes made in the health care plan for retired employees (PAMA), and that former conditions are restored.  The claim is still in the evidentiary stage, and no decision was issued in any court level. The likelihood of loss in this proceeding was deemed as possible by legal counsel.  The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore the plan to its previous conditions.

•      Public civil actions filed by (i) ASTEL - SISTEL Members Association in São Paulo State and (ii) FENAPAS - National Federation of Associations of Retirees, Pensioners and Pension Funds Members of the Telecommunications Industry, both against SISTEL. The Company and other carriers seek annulment of PBS pension plan spin-off, claiming “the dismantling of SISTEL Foundation supplementary pension system”, which originated several specific PBS-mirrors plans, and respective allocation of resources deriving from technical surplus and tax contingencies at the time of the spin-off.  The chance of losses in this proceeding was deemed as possible by legal counsel.  The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore SISTEL's spun-off fund related to carriers of the former Telebrás System.

•      The Public Prosecutor Office of the State of São Paulo began a class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$ 1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages.

Conversely, in the event that the number of claiming consumers is not in line with the gravity of damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The parties filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

•      The Company and its subsidiaries are involved in other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also involved in other claims of several types related to the normal course of business. Total contingency amounts to R$ 1,236,312 Consolidated (R$920,509 at December 31, 2011) and R$ 643,432 Company (R$372,166 at December 31,2011), whose likelihood of an unfavorable outcome has been assessed by their legal advisors as possible.

•      The Company and its subsidiaries have received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings), whose likelihood of an unfavorable outcome has been assessed by legal advisors as possible, of R$19,314 consolidated and R$7,550 Company.

•      Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda (Lune), a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit it to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable sentence was passed determining that Vivo should refrain from selling mobile phones with Caller ID service (Bina), subject to a daily fine of R$ 10,000 in case of noncompliance. Furthermore, according to the sentence passed, Vivo must pay indemnification for royalties to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. Bill of review appeal in view of the current decision which granted a stay of execution suspending unfavorable decision until final judgment of the review. Bill of review for appeal at sentence phase pending decision. The likelihood of an unfavorable outcome has been assessed by legal advisors as possible. There is no way to determine the extent of potential liabilities with respect to this claim.

•      Validity of prepaid plan: Vivo and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter. Although we believe that our criteria for the period determination comply with ANATEL standards, the likelihood of an unfavorable outcome has been assessed by legal advisors as possible, except for collective actions against Telemig, for which the probability of an unfavorable outcome in relation to this claim is deemed remote, also based on the opinion of our legal advisors.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Regulatory contingencies

•      The Company and its subsidiaries are parties to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level, rating the chance of loss as possible amounting to R$1.164.988 (R$1,125,507 - Company, of which R$903,926 relates to assessment of administrative proceedings, R$177,736 refers to assessment of administrative proceedings filed and R$43,845 relates to assessment of other legal claims) at December 31, 2012 and R$860,601 (R$859,587 - Company, of which R$858.660 relates to assessment of administrative proceedings and R$927 relates to assessment of other judicial proceedings) at December 31, 2011.

•      Administrative proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies: Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radiofrequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services, which is not provided for by clause 1.7 of the referred to Authorization Terms.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, Vivo filed administrative proceedings challenging these charges, based on ANATEL’s position.

According to its legal advisors, the chances of losses in these processes  are deemed as possible.

•           Administrative Proceeding No. 08012.008501/2007-91: It is a proceeding filed at the level of the Brazilian System for Competition Defense (SBDC) by Global Village Telecom Ltda (GVT), Intelig Telecomunicações Ltda (Intelig), Transit do Brasil Ltda. and Easytone Telecomunicações Ltda. on August 6, 2007 against Claro S.A. (Claro). (Claro), Tim Brasil Serviços e Telecomunicações S.A. (TIM), TNL SCS S.A for supposed trust and price squeeze practices, with the objective of increasing VUM tariff, thus increasing the costs of competitors Due to the proceeding filed on August 21, 2008, the Department for Economic Right (SDE) started an administrative proceeding against the defendants in order to evaluate whether the practices adopted would fit into (i) items I, III and IV, article 20 and items V, article 21 and (ii) items I, III and IV, article 20 and items I and V, all of Law No. 8,884/94, to wit trust and price squeeze.

On March 25, 2010, SDE issued a technical note whereby: (i) it dismissed the accusation of trust against all the defendants, recommending filing of such accusation, (ii) suggested excluding “Oi” from the group of defendants in the investigation of price squeeze for considering that its economic group would be responsible for paying VUM and for lack of evidence of recurrent practices of prices below VUM; (iii) recommended condemning Vivo, TIM and Claro, based on article 20, items I, III and IV, and article 21, item V, all of Law No. 8884/94, for the increase in costs of competitors (price squeeze).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

The proceeding is pending judgment by the Administrative Council for Economic Defense (CADE).

The Company’s legal advisors consider that Administrative Proceeding No. 08012.008501/2007-91 involves possible unfavorable outcome, therefore no related provision has been set up. If CADE hands down a sentence against defendants solely for price squeeze, the fine estimated for this case may range from 0.1% to 0.5% of Vivo’s gross income for 2006. However, in the remote case that CADE accepts the hypothesis of trust, initially dismissed by SDE, fines may range from 10% to 15% of Vivo’s gross income for 2006.

It is worth highlighting that Law No. 12529/12 became effective on May 29, 2012 and there is no former case for which CADE has handed down a decision based on the new criteria. This estimate is based on a proportional calculation that took into consideration former court decisions and the criteria set forth by Law No. 8884/94.

20.4. Guarantees

At December 31, 2012, the Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	Company			Consolidated
	Property and equipment	Judicial deposits and frozen assets	Letter of guarantee	Property and equipment	Judicial deposits and frozen assets	Letter of guarantee
Civil, labor and tax	139,414	3,068,256	1,029,293	235,847	4,036,099	1,887,699
Closing balance	139,414	3,068,256	1,029,293	235,847	4,036,099	1,887,699

In addition to the guarantees presented above, at December 31, 2012, the Company and its subsidiaries had amounts under short-term investment frozen by the courts (except the applications related to loans), amounting to R$49.728 (R$69.298 at December 31, 2011).

21. DEFERRED REVENUES

a)  Breakdown

	Company		Consolidated
	12/31/12	12/31/11	12/31/12	12/31/11
Activation revenue (a)	57,581	67,672	57,581	67,672
Payphone cards	9,948	15,783	9,948	15,783
Services and goods (b)	-	-	558,165	583,751
Government grants (d)	44	44	8,294	8,322
Customer loyalty program (e)	-	-	82,848	68,821
Other revenues	2,170	1,457	17,737	16,919
Total current	69,743	84,956	734,573	761,268

Activation revenue (a)	31,786	30,792	31,786	30,792
Services and goods (b)	-	-	38,742	48,095
Disposal of property, plant and equipment (c)	-	-	171,174	-
Equipment donations (f)	-	-	16,235	22,638
Government grants (d)	287	331	36,639	44,880
Other revenues	6,949	7,493	8,786	9,861
Total noncurrent	39,022	38,616	303,362	156,266

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

a)      Refers to the deferral of fee revenue (fixed) recognized in income over the estimated period of duration of the customer plan.

b)      Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in income to the extent that services are provided to customers.

c)      Refers to net balance of the residual value from disposal of non-strategic towers and rooftops owned by Vivo, to be transferred to income upon compliance of conditions for recognition in books.

d)      Refers to government grant deriving from funds raised with BNDES in a specific credit line (PSI Program), used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful lives of equipment.

e)      Refers to the fidelity points program that Vivo maintains, which allows customers to accumulate points when paying their bills referring to use of services offered. The balance represents the Company’s estimate for exchange of points, by customers, for goods and/or services in the future.

f)       Refers to the balances of network equipment donations from suppliers, which are amortized by the useful lives of the referred to equipment.

b)  Changes

	Company	Consolidated
Balance at December 31, 2010	128,738	141,739
Additions	346,073	12,139,462
Write-offs	(351,239)	(12,017,250)
Business combination	-	653,583
Balance at December 31, 2011	123,572	917,534
Additions	236,009	20,763,225
Write-offs	(250,816)	(20,642,824)
Balance at December 31, 2012	108,765	1,037,935

Current	69,743	734,573
Noncurrent	39,022	303,362

22.       OTHER LIABILITIES

a)  Breakdown

	Company		Consolidated
	12/31/12	12/31/11	12/31/12	12/31/11
Consignments on behalf of third parties	56,929	155,503	139,154	252,807
Amounts to be refunded to subscribers	38,742	53,882	45,618	59,265
Lease (a)	12,430	11,669	14,799	11,669
Liabilities with related parties	103,573	138,900	52,315	66,490
Charges payable – concession arrangement	83,991	-	106,877	44,296
Other payables	15,241	14,654	20,691	32,087
Total current	310,906	374,608	379,454	466,614

Lease (a)	-	9,398	18,460	9,398
Liabilities with related parties	7,168	5,119	7,201	4,976
Personnel, social charges and social benefits	13,179	15,160	13,224	15,160
Intercompany loan, debt assumption and installment payment	-	-	-	21,587
Charges payable – concession arrangement	-	-	87,564	-
Other payables	15,329	15,262	17,730	17,137
Total noncurrent	35,676	44,939	144,179	68,258

(a)   The Company has finance lease agreements for use of IT equipment.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

b)  Lease

	Consolidated
	12/31/12	12/31/11
Lease future gross payments	51,025	23,920
Unrealized financial expense	(17,766)	(2,853)
Present value of minimum payments payable	33,259	21,067

Current	14,799	11,669
Noncurrent	18,460	9,398

The consolidated schedule lease maturities are as follows:

	Consolidated
	Gross investment	Present value
Falling due up to one year	16,367	14,799
Falling due within more than one year and up to five	34,658	18,460
Total	51,025	33,259

There are no unguaranteed residual values resulting in benefits to the Lessor or contingent payments recognized as revenue for the year.

c)  Commitments and guarantees (rentals)

The Company leases equipment and facilities, and Vivo is Lessor of several stores, administrative buildings and sites where the radio-base stations (ERB) are located through several operating agreements maturing on different dates with payment made  on a monthly basis. At December 31, 2012, the total amount equivalent to the full contractual period was R$5,171,847 and R$9,906,827, for Company and consolidated, respectively.

The aging list of commitments referring to rentals, stores and sites  under non-cancellable contracts is as follows:

	Company	Consolidated
Up to one year	489,530	1,230,640
From one to five years	2,586,610	5,216,076
More than five years	2,095,707	3,460,111
Total	5,171,847	9,906,827

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

23. EQUITY

a. Capital

Capital at 31 December 2012 and 2011 is R$ 37,798,110. Subscribed and paid-in capital is divided into shares without par value, as follows:

	12/31/12	12/31/11
Total capital in shares
Common shares	381,587,111	381,587,111
Preferred shares	744,014,819	744,014,819
Total	1,125,601,930	1,125,601,930

Treasury stock
Common shares	(251,440)	(239,740)
Preferred shares	(2,081,246)	(1,477,546)
Total	(2,332,686)	(1,717,286)

Outstanding shares
Common shares	381,335,671	381,347,371
Preferred shares	741,933,573	742,537,273
Total	1,123,269,244	1,123,884,644

Book value per outstanding share – R$	39.78	38.55

According to its bylaws, the Company is authorized to increase its capital up to the limit of 1,350,000,000 (one billion three hundred and fifty million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, subject to the authorized capital limit.  However, the Brazilian Corporation Law – Law No. 6.404/76, article 166, IV – establishes that capital may be increased through a Special Shareholders’ Meeting resolution held to decide about charter amendment, if statutory share capital limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares for each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares do not have voting rights, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6404/76.

In April 2011, there was a capital increase of R$31,222,630 resulting from merger of 100% of shares of Vivo Part. into the Company, approved at the shareholders’ meeting of April 27, 2011 (see Note 3) corresponding to 619,364,658 (six hundred and nineteen million, three hundred and sixty-four thousand and six hundred and fifty-eight) shares of which 212,767,241 (two hundred and twelve million, seven hundred and sixty-seven thousand, two hundred and forty-one) are common shares and 406,597,417 (four hundred and six million, five hundred and ninety-seven thousand, four hundred and seventeen) are preferred shares.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

b. Bonus Paid on Acquisition of Interest from Non-Controlling Shareholders

In accordance the with accounting practices previously adopted in Brazil to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at a higher value than their book value, generated by the difference between the book value of shares acquired and the transaction’s fair value. With the adoption of IAS 27R/CPC 35 and 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders, including expenses inherent to these transactions, were adjusted based on the Company’s equity. The acquisition of shares from non-controlling shareholders of Lemontree and GTR (described in Note 2.1e) totaled R$40,519, recorded in “premium on acquisition on non-controlling interest”. The balance of this account at December 31, 2012 was R$70,448 (R$29,929 at December 31, 2011).

c. Capital reserves

Special Goodwill Reserve

This represents the tax benefit generated by the incorporation of Telefônica Data do Brasil Ltda. which will be capitalized annually in favor of the controlling shareholders to the extent the tax credits are realized under the terms of CVM Ruling No. 319/99. The balance of this account at December 31, 2012 and 2011, was R$63,074.

Other capital reserves

Due to the merger of the holdings:  TBS Celular Participações Ltda, Portelcom Participações S.A. and PTelecom Brasil S.A. into Vivo Part, which was recorded in the Company after merger of Vivo Part. This reserve (R$47,723) may be used as future capital increase by the Company.  The balance of this account at December 31, 2012 and 2011 was R$2,735,930.

Treasury Shares

These represent the Company’s treasury shares arising from: incorporation of TDBH (in 2006); ii) incorporation of Vivo Part. shares   (in 2011); and iii) repurchase of common and preferred shares which, up to December 31, 2012, totaled R$94,385, the average acquisition cost is R$44.74 for common shares and R$48.82 for preferred shares, which correspond to 40,700 common shares and 1,896,000 preferred shares. The balance of this account at December 31, 2012 was R$112,107 (R$79,339 at December 31, 2011).

On November 5, 2012, the Company informed its shareholders and the market that the members of the Company’s Board of Directors approved the acquisition of common and preferred shares issued by the Company, without capital reduction, for subsequent cancellation, disposal or maintenance in treasury for the purpose of increasing shareholder value. The repurchase will be made through the use part of the existing capital reserve as of October 31, 2012, except for the reserves referred in Article 7 subsection (a) to (d) of CVM Ruling No. 10/80. This repurchase will begin from the deliberation date of the Board of Directors, remaining in force until November 4, 2013, the acquisitions being carried out in BM&FBOVESPA at market prices and is responsibility of Management to decide the moment and number of shares to be acquired, whether in a single operation, whether in a series of operations, as well as to define the parameters for carrying out the repurchase, within legal limits, until a maximum of 2,894,534 common shares and 24,257,777 preferred shares.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

d. Income Reserve

Legal reserve

The legal reserve is set up by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock. Legal reserve may only be used to increase capital or to offset accumulated losses. The balance of this account at December 31, 2012 was R$1,100,000 (R$877,322 at December 31, 2011).

e. Interim Dividends

On April 11, 2012, the Ordinary General Shareholders’ Meeting approved the allocation of the proposed additional dividends balance for the year totaling R$1,953,029 at December 31, 2011, provided in the proposal for allocation of income to holders of common and preferred shares recorded by the Company up to April 11, 2012

As from May 2, 2012, the first portion, amounting to R$1,075,550, began to be paid and the remaining balance amounting to R$877,479, began to be paid on December 12, 2012.

On November 5, 2012, the Board of Directors approved a declaration of interim dividends amounting to R$1,122,522 based on income in the quarterly balance at June 30, 2012 to holders of ordinary and preferred shares that were recorded in the Company register on November 23, 2012. The payment of these interim dividends shall begin on December 12, 2012.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

The dividends are calculated in accordance with the Company’s by-laws and under the provisions of Brazil’s Corporation Law. The calculation of dividends and interest on shareholder’s equity capital for 2012 and 2011 is as follows:

	2012	2011
Net income for the year	4,453,573	4,355,318
Allocation to legal reserve	(222,678)	(217,766)
Adjusted net income	4,230,895	4,137,552
Mandatory minimum dividends – 25% of adjusted net income	1,057,724	1,034,388

Dividends and interest on shareholder’s equity distributed for the year:
interest on shareholder’s equity (gross)	-	1,867,000
Interim dividends	1,122,522	382,400
Profit sharing	3,108,373	1,888,152

(+)interest on shareholder’s equity / Dividends expired	89,692	107,874
(-) Recognized actuarial (gains) losses and effect of limitation of surplus plan assets, net of taxes and other changes	(49,296)	(42,997)
Proposed additional dividend	3,148,769	1,953,029

	2012
Amounts per share (a)	Common	Preferred
Interim dividends declared in November 2012	0.937417	1.031158

	2011
Amounts per share (a)	Common	Preferred
Interim dividends declared in March 2011	3.139752	3.453727
Interim dividends stated in September 2011	0.319058	0.350964
Interest on shareholder’s equity – net of income tax	0.886505	0.975156
Interest on shareholder’s equity – net of income tax	0.437720	0.481492

	2011
Amounts per share (a)	Gross amount	Net amount
Interest on shareholder’s equity - common shares	1.557913	1.324226
Interest on shareholder’s equity - preferred shares	1.713705	1.456649

 Do not include the proposed dividends amount.

The manner proposed by management for the payment of dividends to be decided was:

For 2011: On April 11, 2012, the Ordinary General Shareholders’ Meeting approved the allocation of the balance of unallocated income for the year ended December 31, 2011 amounting to R$1,888,152, plus dividends and interest on shareholder’s equity for 2011, amounting to R$107,874 less other comprehensive income, amounting to R$(42,997), totaling R$1,953,029, provided in the proposal for allocation of income to holders of common and preferred shares recorded by the company up to April 11, 2012.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

For 2012: The remaining balance of unallocated net income for the year ended December 31, 2012 amounting to R$3,108,373, plus dividends and interest on shareholder’s equity for 2012, amounting to R$89,692 less other comprehensive income and other changes in amounting to R$(49,296), totaling R$3,148,769, were classified as additional proposed dividends under equity in accordance with management’s proposal for the allocation of income for the year which shall be submitted to approval at the Ordinary General Shareholders’ Meeting.

	Reais	Common	Preferred (1)
2012 - Total proposed for deliberation – per share	3,148,769	2.629533	2.892487
2011 - Total proposed for deliberation – per share	1,953,029	1.630092	1.793102

1 10% higher than that attributed to each ordinary share in accordance with article 7 of Company by-laws.

f. Dividends and Interest on shareholder’s Equity

As per management proposal in 2011 interest on shareholder’s equity was credited to shareholders in accordance with article 9 of Law No. 9249/95 net of withholding taxes as follows:

2011
Gross interest on shareholder´s equity	1,867,000
Common shares	594,113
Preferred shares	1,272,887
Withholding income tax	(280,050)
Net interest on shareholder´s equity	1,586,950

Shareholders receive full interest in equity without withholding tax.

g. Dividends expiration date

Dividends expire in 3 (three) years, as from the initial payment date, the dividends and interest on shareholder’s equity not claimed by shareholders in accordance with article 287, item II, “a” Law No. 6404, December 15, 1976.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

24. NET OPERATING INCOME

	Company		Consolidated
	2012	2011	2012	2011
Telephone service	11,851,611	15,455,779	26,555,103	24,254,154
Use of network	1,061,907	623,535	4,453,340	3,785,017
Data and SVA	5,197,580	5,046,424	14,389,812	10,929,344
Cable TV services	-	-	805,319	865,376
Other services (a)	749,370	588,498	1,282,632	1,104,095
Sale of goods and equipment	-	-	2,792,611	2,135,165
Gross operating income	18,860,468	21,714,236	50,278,817	43,073,151

ICMS	(3,570,439)	(4,629,916)	(10,048,616)	(8,800,749)
PIS and COFINS	(671,443)	(779,457)	(2,056,553)	(1,780,503)
ISS	(21,530)	(23,508)	(44,054)	(45,576)
Discounts and returns	(1,713,515)	(1,412,028)	(4,198,172)	(3,317,583)
Deductions from gross operating income	(5,976,927)	(6,844,909)	(16,347,395)	(13,944,411)

Net operating income	12,883,541	14,869,327	33,931,422	29,128,740

(a)  Vivo’s contracted amounts of swap and infrastructure, within the concept of agent and principal (CPC 30 and IAS 18), are not being disclosed as costs and revenues for the years ended December 31, 2012 and 2011 were R$44,758 and R$23,980, respectively (Note 25).

There is no single customer contributing more than 10% of gross operating income for the years ended December 31, 2012 and 2011.

All amounts in net income are included in income and social contribution tax bases.

25. COST OF SERVICES RENDERED AND GOODS SOLD

	Company		Consolidated
	2012	2011	2012	2011
Depreciation and amortization	(2,101,974)	(1,825,579)	(4,132,456)	(3,582,633)
Personnel	(250,516)	(232,387)	(459,707)	(380,067)
Interconnection	(3,291,793)	(4,537,399)	(4,012,065)	(4,537,124)
Third-party services	(1,646,299)	(1,591,450)	(3,288,842)	(2,817,324)
Rentals, insurance, condominium and means of connection (a) (b)	(124,697)	(380,714)	(968,774)	(910,503)
Taxes, fees and contributions	(169,371)	(180,690)	(1,615,537)	(1,279,426)
Charges payable – concession arrangement (Note 1.b.1)	(83,991)	(84,284)	(194,442)	(142,252)
Other	(47,912)	(50,319)	(90,749)	(106,055)
Total cost of services	(7,716,553)	(8,882,822)	(14,762,572)	(13,755,384)
Cost of goods sold	-	-	(1,801,892)	(1,284,279)
Total	(7,716,553)	(8,882,822)	(16,564,464)	(15,039,663)

(a) The amount of Vivo’s infrastructure swap contracts, falling into the agent and principal concept (CPC 30 and IAS 18), which are not being disclosed as costs and revenue for years ended December 31, 2012 and 2011, were R$ 44,758 and R$ 23,980, respectively (Note 24).

(b) In the first half of 2012, the Company reversed the provision with the Highway Department (DER), referring to right-of-way in highways, amounting to R$ 244,462, due to the expectation of a remote disbursement related to this topic.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

26. SELLING EXPENSES

	Company		Consolidated
	2012	2011	2012	2011
Depreciation and amortization	(475,122)	(217,642)	(927,874)	(684,891)
Personnel	(446,834)	(473,525)	(1,321,397)	(1,049,978)
Third-party services	(1,687,623)	(1,771,268)	(4,416,402)	(3,541,958)
Provision for impairment (Note 5)	(267,453)	(300,905)	(654,273)	(506,581)
Rentals/insurance/condominium	(10,664)	(9,283)	(119,300)	(79,239)
Publicity and advertising	(164,022)	(215,721)	(867,364)	(735,622)
Donations and sponsorship	(3,163)	-	(253,756)	(251,597)
Other	(39,953)	(15,319)	(133,330)	(98,345)
Total	(3,094,834)	(3,003,663)	(8,693,696)	(6,948,211)

27. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2012	2011	2012	2011
Depreciation and amortization	(57,520)	(67,054)	(432,829)	(318,470)
Personnel	(270,665)	(264,326)	(623,341)	(556,058)
Third-party services	(336,896)	(276,534)	(832,493)	(693,260)
Rentals/insurance/condominium and other expenses	(30,743)	(61,848)	(259,813)	(217,870)
Total	(695,824)	(669,762)	(2,148,476)	(1,785,658)

28. OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	2012	2011	2012	2011
Fines and expenses recovered	170,767	221,377	380,553	366,124
Donations and sponsorship	(6,679)	(9,170)	(6,679)	(8,612)
Labor, tax, civil provisions - net	(575,487)	(251,178)	(770,646)	(367,554)
Net income on disposal/loss of assets (a)	67,435	74,304	1,100,934	513,891
Administrative technical services	30,139	38,672	25,878	32,652
Other income (expenses)	(12,872)	(41,247)	(42,537)	(94,343)
Total	(326,697)	32,758	687,503	442,158

Other operating income	355,107	469,457	1,871,678	1,229,862
Other operating expenses	(681,804)	(436,699)	(1,184,175)	(787,704)
Total	(326,697)	32,758	687,503	442,158

(a)    During fiscal year 2012, Vivo sold a total of 4,404 transmission non-strategic towers  and rooftops (1,358 towers in 2011) for different buyers for a total of R$1,462,916 (R$476,038 in 2011). After the transaction of sale of assets, Vivo leased back part of the towers and rooftops sold to continue transmitting data which is necessary for mobile services.

Each transaction of sale and leaseback was considered a sale and leaseback transaction as set out in IAS 17. The leaseback of each of the assets disposed (towers and rooftops individual) was analyzed by management and classified as operating or finance lease, considering the qualitative and quantitative requirements set out in IAS 17.

The risks and benefits of such assets were transferred to the buyers during the year 2012, except for assets classified as financial leasing and towers and rooftops which the transfer of risks and rewards depend on physical inspections and accepted their technical buyer. For such items, a total of R$178,759 (R$171,174 net of residual values) has been recognized as deferred revenue (note 21). For other assets, was recognized an amount of R$1,185,101 (R$1,046,289 net of residual values) as other operating income due to the sale of assets.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

29. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	2012	2011	2012	2011
Financial income
Income from short-term investments	106,415	132,891	313,437	337,179
Gains on derivative transactions	93,069	151,922	345,412	251,758
Interest receivable	146,806	81,171	187,449	131,521
Monetary/foreign exchange variation gains	166,864	166,068	345,698	267,665
Other financial income	21,632	17,465	89,558	115,236
	534,786	549,517	1,281,554	1,103,359

Financial expenses
Interest payable	(354,919)	(226,883)	(690,979)	(484,663)
Losses on derivative transactions	(65,592)	(127,901)	(230,216)	(140,725)
Monetary/foreign exchange variation losses	(164,420)	(194,513)	(409,907)	(308,966)
PIS/COFINS on interest on equity received	(42,273)	(18,500)	(42,273)	(18,500)
Other financial expenses	(50,274)	(66,783)	(198,994)	(290,197)
	(677,478)	(634,580)	(1,572,369)	(1,243,051)

Financial income and expenses, net	(142,692)	(85,063)	(290,815)	(139,692)

30. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries monthly recognize  income and social contribution taxes, on an accrual basis, and pay the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction.  The installment of income taxes up to financial statements month are recorded under assets or liabilities, as the case may be.

Reconciliation of tax expenses at standard rate

The following table presents the reconciliation of tax expenses in profit or losswith the amount calculated by applying the nominal tax rate of 34% (25% for income tax and 9% for social contribution tax) at December 31, 2012 and 2011.

	Company		Consolidated
	2012	2011	2012	2011
Income before taxes	4,902,169	4,569,425	6,921,474	5,657,674

Income and social contribution tax expenses - at 34% rate	(1,666,737)	(1,553,605)	(2,353,301)	(1,923,609)
Permanent differences
Equity pickup, net of effects of interest on equity received	1,202,998	784,941	-	-
Interest on equity - expenses	-	566,780	-	634,780
Dividends expired	(30,495)	(5,613)	(30,495)	(5,613)
Non-deductible expenses, gifts, incentives and dividends received	(2,817)	(3,698)	(68,052)	(47,576)
Other additions (exclusions)	48,455	(2,912)	(17,445)	46,543
Overall total (IRPJ + CSLL)	(448,596)	(214,107)	(2,469,293)	(1,295,475)

Effective rate	9%	5%	36%	23%
Current IRPJ and CSLL	-	(84,029)	(1,628,669)	(928,132)
Deferred IRPJ and CSLL	(448,596)	(130,078)	(840,624)	(367,343)

For the years ended December 31, 2012 and 2011, the total amount of changes in deferred assets and liabilities consolidated is R$826.977 and R$346.001 for Company and consolidated, respectively, net of other changes.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

The breakdown of assets and liabilities for deferred income and social contribution taxes on temporary expenses is presented in Note 8.2.

31. EARNINGS PER SHARE

Basic and diluted earnings per shares were calculated by dividing the taxable profit attributable to Company´s shareholders by the weighted average number of outstanding common and preferred shares for the year. No transactions that could entail a possible issuance shares up to disclosure of the consolidated financial statements were made; therefore, there are no adjustments to diluting effects inherent in possible issuance of shares.

The following table presents the calculation of earnings per share for years ended December 31, 2012 and 2011:

	2012	2011
Net income for the period attributable to shareholders:	4,453,573	4,355,318
Common shares	1,418,011	1,381,068
Preferred shares	3,035,562	2,974,250

Number of shares:	1,123,463	928,005
Weighted average of common outstanding shares for the year	381,338	313,748
Weighted average of preferred outstanding shares for the year	742,125	614,257

Basic and diluted earnings per share:
Common shares	3.72	4.40
Preferred shares	4.09	4.84

32. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

32.a) Terms and conditions of transactions with related parties:

a)  Fixed and mobile telephony services: Fixed and mobile telecommunication services provided to Telefônica group.

b) Rental of buildings and sale of call center assets. Rental of Company buildings where the call center infrastructure is installed and sale of fixed assets used in call center operations to Atento Brasil, Telefonica Serviços Empresariais do Brasil and Telefônica Transportes e Logística;

c) Supporting services to teleservice, collection, back-office and sales promoters centers: Provided by Atento Brasil;

d) Expenses incurred: These are transferred to the Company by Media Networks Latin and Telefónica Del Peru;

e) Digital TV services: provided by Media Networks Latin;

f) Rental and maintenance of safety equipment: provided by Telefônica Engenharia e Segurança do Brasil;

g) Corporate services: these are transferred by the cost effectively incurred for these services;

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

h)  System development and maintenance services: provided by Telefônica Global Technology;

i) Infrastructure for international transmission to various data circuits and connection services: provided by Telefônica International Wholesale Brasil; Telefônica International Wholesale Services; and Telefônica USA;

j) Administrative management services: financial, equity, accounting and human resources services provided by Telefonica Serviços Empresariais do Brasil;

k) Logistic operation services, messenger and carrier: these are provided by Telefônica Transportes e Logística;

l) Provider of voice portal content: these services are provided by Terra Networks Brasil;

m) Data communication and integrated solutions: provided for Telefônica International Wholesale Services S.L.;

n) Long distance call and international roaming services: provided by companies from Telefônica group;

o) Reimbursement of expenses: come from consulting fees, expenses for salaries and other expenses paid by the Company to be reimbursed by the companies;

p) Brand Fee: assignment of use rights paid to Telefônica brand.

We present below a summary of the balances and transactions with related parties:

		Balance Sheets - Current assets
		2012			2011
		Current assets		Noncurrent assets	Current assets		Noncurrent assets
Company	Nature of transation	Trade accounts receivable, net	Other assets	Other assets	Trade accounts receivable, net	Other assets	Other assets
Controller
SP Telecomunicações Participações Ltda.	o)	1	19	545	-	4	-
Telefónica Internacional S.A.	o)	-	149	17,393	-	221	17,022
Telefónica S. A.	o)	-	54	137	-	482	1,591
		1	222	18,075	-	707	18,613
Other companies of the group
Atento Brasil S. A.	a) / b)	-	-	-	13,350	1,370	-
T.Usa	m)	1,925	-	-	913	-	-
Telefonica da Argentina S. A.	n)	2,462	-	-	2,452	-	-
Telefónica de Espana S. A.	n)	2,476	-	-	5,320	-	-
Telefónica Del Peru	d) / n)	1,764	3,216	236	1,750	8,913	-
Telefonica Engenharia de Segurança do Brasil Ltda.	a) / g) / o)	556	1,915	293	484	1,552	287
Telefônica International Wholesale Services Brasil Ltda.	a) / g) / o)	641	218	22	1,683	448	22
Telefónica International Wholesale Services Espanha	m)	7,072	-	-	6,057	-	-
Telefónica Moviles Espana S.A.	n)	3,239	-	-	5,424	-	-
Telefônica Serviços Empresariais do Brasil Ltda.	a) / b) / g) / o)	1,770	15,605	1,009	1,068	15,622	932
Telefônica Transportes e Logistica Ltda.	a) / b) / g) / o)	206	102	7	16	147	-
Terra Networks Brasil S. A.	a) / g) / o)	3,286	6,054	13	3,729	5,776	16
Outras	a) / d) / g) / n)	15,624	10,701	462	15,654	5,750	344
		41,021	37,811	2,042	57,900	39,578	1,601
Total		41,022	38,033	20,117	57,900	40,285	20,214

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

		Balance Sheets - Current Liabilities
		2012			2011
		Liabilities		Noncurrent liabilities	Liabilities		Noncurrent liabilities
Company	Nature of transation	Trade accounts payable	Other liabilities	Other liabilities	Fornecedores e contas a pagar	Other liabilities	Outras obrigações
Controller
SP Telecomunicações Participações Ltda.	o)	2,685	4,028	4,689	-	-	-
Telefónica Internacional S.A.	o)	601	1,086	-	24,878	20,389	-
Telefónica S. A.	p)	3,168	35,162	-	4,394	38,346	-
		6,454	40,276	4,689	29,272	58,735	-
Other companies of the group
Atento Brasil S. A.	c)	-	-	-	182,654	4,038	338
T.Usa	i)	1,051	6,680	106	-	42	97
Telefonica da Argentina S. A.	n)	1,577	-	-	1,260	-	-
Telefónica de Espana S. A.	n)	2,158	-	-	3,997	-	-
Telefónica Del Peru	n)	49	-	-	61	-	700
Telefonica Engenharia de Segurança do Brasil Ltda.	f)	3,828	-	8	5,704	43	210
Telefônica International Wholesale Services Brasil Ltda.	i)	68,552	-	305	29,080	-	505
Telefónica International Wholesale Services Espanha	i)	869	2,342	-	716	2,686	-
Telefónica Moviles Espana S.A.	n)	4,196	-	-	5,984	-	-
Telefônica Serviços Empresariais do Brasil Ltda.	j) / o)	17,783	36	1,521	10,553	162	2,976
Telefônica Transportes e Logistica Ltda.	k)	32,648	272	165	36,341	269	144
Terra Networks Brasil S. A.	l)	1,366	19	291	1,081	19	-
Outras	e) / h) / n)	15,096	522	116	24,365	482	6
		149,173	9,871	2,512	301,796	7,741	4,976
Total		155,627	50,147	7,201	331,068	66,476	4,976

		Income Statements - Revenues and Incomes
		2012		2011
Company	Nature of transation	Revenues	Expenses	Revenues	Expenses
Controller
SP Telecomunicações Participações Ltda.	o)	-	(12,639)	4	(357,805)
Telefónica Internacional S.A.	o)	43,211	-	1	(603,066)
Telefónica S. A.	o) / p)	3,691	(142,791)	-	(578,363)
		46,902	(155,430)	5	(1,539,234)
Other companies of the group
Atento Brasil S. A.	a) / b) / c)	50,580	(979,672)	51,148	(1,041,829)
T.Usa	m) / i)	3,318	(7,832)	2,431	(105)
Telefonica da Argentina S. A.	n)	3,563	(2,354)	3,254	(2,140)
Telefónica de Espana S. A.	n)	4,585	(3,736)	6,266	(5,643)
Telefónica Del Peru	d) / n)	3,844	-	3,788	-
Telefonica Engenharia de Segurança do Brasil Ltda.	a) / f) / g) / o)	2,374	(7,077)	1,133	(5,454)
Telefônica International Wholesale Services Brasil Ltda.	a) / g) / i) / o)	8,725	(120,876)	5,741	(88,642)
Telefónica International Wholesale Services Espanha	i) / m)	20,476	(13,917)	11,918	(14,625)
Telefónica Moviles Espana S.A.	n)	-	(4,841)	9,190	(7,985)
Telefônica Serviços Empresariais do Brasil Ltda.	a) / b) / g) / j) / o)	6,125	(97,665)	6,553	(94,644)
Telefônica Transportes e Logistica Ltda.	a) / b) / g) / k) / o)	1,078	(86,710)	67	(80,887)
Terra Networks Brasil S. A.	a) / g) / l) / o)	7,317	(4,448)	8,461	(5,604)
Outras	a) / d) / e) / g) / h) / n)	5,027	(3,172)	8,445	(30,678)
		117,012	(1,332,300)	118,395	(1,378,236)
Total		163,914	(1,487,730)	118,400	(2,917,470)

32.b) Management compensation

The amount paid (consolidated) by the Company to the Board of Directors and Statutory Directors for the year ended December 31, 2012 is  approximately R$ 21,586 (R$ 27,476 in December 2011). Of this amount R$ 16,856 (R$ 21,225 in December 2011) correspond to salaries, benefits and social charges, and R$ 4,730 (R$ 6,251 in December 2011) to variable compensation.

These amounts were recorded as labor cost, according to function groups in Cost of Services, and Marketing Expenses General and administrative expenses (notes 25, 26 and 27).

For the years ended December 31, 2012 and 2011, our Directors and Officers were not granted any security, pension or similar benefits.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

33. INSURANCE

The Company’s and its subsidiary’s polices – as well as those of the Telefónica group – includes insurance coverage for all assets and liabilities of high risk and significant values, in accordance with the Management’s judgment and follows the guidance of Telefônica S.A. corporate program. The risk assumptions adopted, given their nature, are not included in the audit scope of the financial statements and, accordingly, they were not reviewed by our independent auditors.

The key assets, liabilities or interests covered by insurance, and their respective amounts are as follows:

Line	Maximum indemnification limit
Operating risks (loss of profit)	1,095,420
General civil liability (RCG)	40,293
ANATEL Guarantee Insurance	24,644

34. SHARE-BASED COMPENSATION PLANS

In 2012 and 2011, the Company’s parent company, Telefônica S.A., maintained different share-based compensation plans, which were also offered to managing officers and employees from its subsidiaries, including Telefônica Brasil and its subsidiaries.

The options’ fair value is estimated at concession date, based on the options binomial pricing model, which considers the terms and conditions for concession of these instruments.

The Company reimburses to Telefônica S.A. the fair value of the benefit delivered to managing officers and employees at concession date.

The key plans available at the end of years 2012 and 2011 are detailed below:

a)    Plan of rights on Telefônica S.A. shares: Performance Share Plan (PSP)

The General Shareholders’ Meeting of Telefónica S.A., held on June 21, 2006, approved a long-term incentive plan for executives of Telefônica S.A. and its subsidiaries, which consists in the delivering to the selected participants, after the necessary requirements determined in this plan are met, a certain number of Telefônica S.A. shares, as variable compensation.

The plan’s initially estimated total term is seven years. The plan is divided into five three-year cycles, each of them starting at July 1 (initial date) and ending at June 30 of the third year following the initial date (end date). At the beginning of every cycle, the number of shares delivered to plan beneficiaries will be determined based on the objectives accomplished by them. Shares will be delivered after every cycle’s end date, as the case may be. These cycles are independent from one another, and the first one begins at July 1, 2006 (with delivery of shares at July 1, 2009), and the fifth cycle begins at July 1, 2010 (with delivery of shares as from July 1, 2013, as the case may be).

Delivery of shares is conditions to:

•      The permanence in the company for each cycle three-year term, subject to certain special conditions in relation to write-offs.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

•      The concrete number of shares to be delivered at the end of each cycle will depend on the success level and maximum number of shares attributed to each executive. The level of success is based on the comparison of the shareholder compensation evolution, considering quotation and dividends (Total Shareholder Return, TSR) of Telefônica shares in relation to the TSR corresponding to a set of companies from the telecommunication segment, constituting the Comparison Group. A maximum number of shares are attributed to every employee registered in the plan, and the concrete number of shares to be delivered at the end of the cycle is obtained by the multiplication of this maximum number by the success level reached at this date. This will be 100% if the evolution of Telefônica TSR is equal or above the third quarter of the Comparison Group, and 30% if this evolution is equal to the average. If the evolution is maintained between both values, a liner interpolation will be made, and if it is below the average, nothing is delivered.

At June 30, 2011 and 2012, the third and fourth cycle of this incentive plan had matured and the following maximum number of shares were attributed to executives of Telefônica Brasil and its subsidiaries:

Cycles	Number of shares	Unit value in Euros	End date
3th cycle July 1, 2008	186,186	8.39	June 30, 2011
4th cycle July 1, 2009	169,323	8.41	June 30, 2012

After the maturity of the third and fourth plan cycles in July 2011 and 2012, 186,186 and zero shares, respectively, were delivered to all executives of Telefônica Brasil and its subsidiaries which were included in these cycles. In the fourth cycle, no shares were delivered because the minimum determined in TSR program was not reached.

The maximum number of shares attributed in the outstanding cycle as of December 31, 2012 is as follows:

Cycles	Number of shares	Unit value in Euros	End date
5th cycle July 1, 2010	170,219	9.08	June 30, 2013

b)    Performance and Investment Plan (PIP)

The General Shareholders’ Meeting of Telefónica S.A., held on May 18, 2011, approved a long-term program in order to reward the commitment, performance and high potential of its Managing Officers at global level, granting them Telefônica S.A. shares.

The participants do not need to pay for their initial attributed shares and may increase the number of shares they may receive at the end of the plan if they elect to make a joint investment in their PIP. The co-investment requires that the participant acquires and maintain up to the end of the cycle the equivalent to 25% of initial shares granted by Telefónica S.A. Over the participant’s co-investment, Telefônica S.A. will increase the initial shares by 25%.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Total plan’s initially estimated term previewed is three years. The cycle started at July 1, 2011, and will end at June 30, 2014. The number of shares is informed at the beginning of the cycle and after 3 years from the share granting date, these will be transferred to the participants if the goals are achieved.

Delivery of shares is conditioned to:

•      Maintenance of an active employment relationship with Telefônica Group at the cycle consolidation date;

•      Achievement, by Telefônica, of results representing the compliance of the objectives determined for the plan: The success level is based on the comparison of the shareholders’ compensation, obtained through TSR, in relation to the performance of the TSR of Comparison Group companies predefined.

➢       All shares will be delivered if the TSR of Telefônica S.A. exceeds the TSR of companies representing 75% of the stock market capitalization of the Comparison Group.

➢       30% of shares will be delivered if the TSR of Telefônica S.A. is at the same level or above the TSR of companies representing 50% of the stock market capitalization of the Comparison Group.

➢       Determined by linear interpolation if the TSR of Telefônica S.A. is between 50% and 75% of the stock market capitalization of amounts of the Comparison Group.

➢       No shares will be delivered if the TSR of Telefônica S.A. is below the TSR of companies representing 50% of the stock market capitalization of the Comparison Group.

The maximum number of shares attributed in the two outstanding cycles as of December 31, 2012 is as follows:

Cycle	Number of shares	Unit value in Euros	End date
1st cycle July 1, 2011	208,269	8.28	June 30, 2014
2nd cycle July 1, 2012	345,026	8.28	June 30, 2015

c)    Global Telefônica S.A. share-based plan:  Global Employee Share Plan (GESP)

The General Shareholders’ Meeting of Telefónica, S.A., held on May 18, 2011, approved an encouraged Telefónica S.A. share purchase plan directed to the employees of Telefônica Group at a global level, including employees of Telefônica Brasil and its subsidiaries. By means of this plan, it is possible to acquire Telefônica S.A. shares, and Telefônica S.A. is responsible for delivering, at no cost, a certain number of its shares to the participants whenever these requirements are met.

The plan’s estimated total term is two years. The employees who participate in the plan were able to acquire Telefônica S.A. shares upon monthly contributions of up to 100 euros (or the equivalent amount in local currency), with a maximum amount of 1,200 euros, over a twelve-month period (buy period). The delivery of said shares will take place, as the case may be, after the buy period, as from December 1, 2014, and is conditioned to:

•      The permanence in the company for the program’s two years period (buy period), subject to certain special conditions in relation to write-offs.

•      The exact number of shares to be delivered at the end of the buy period will depend on the number of shares acquired and maintained by the employees. Accordingly the employees participating in the plan who remained in the group and have maintained the shares acquired for an additional twelve-month period after the end of the buy period will be entitled to a free share for each share they had acquired and held until the end of the buy period.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

The buy period started in November 2012 and, at December 31, 2012, the total number of employees of Telefônica Brasil and its subsidiaries registered in the Plan is 935.

Telefônica Brasil and its subsidiaries recorded the following personnel expenses referring to the share-based compensation plans for years ended December 31, 2012 and 2011:

Plans	12/31/12	12/31/11
PSP	3,994	10,101
PIP	3,000	4,509
GESP	3,435	2,298
Total	10,429	16,908

35.       POST- RETIREMENT BENEFIT PLANS

The following table describes the plans sponsored by the Company with their respective benefits.

Plan	Line (1)	Entity	Sponsorship

PBS-A	BD	Sistel	Telefonica Brasil and Vivo together with the other telecommunication companies resulting from the privatization of Telebras

PAMA / PCE	Health care	Sistel	Telefonica Brasil and Vivo together with the other telecommunication companies resulting from the privatization of Telebras

CTB	BD	Telefonica Brasil	Telefonica Brasil

PBS	BD/Hybrid	VisãoPrev	Telefonica Brasil and Vivo

PREV	Hybrid	VisãoPrev (2)	Vivo

VISÃO	CD/Hybrid	VisãoPrev	A. Telecom, Telefonica Data, Telefonica Brasil, Vivo and Visão Prev Companhia de Previdência Complementar

(1) BD = Defined Benefit Plan;
CD = Defined Contribution Plan;
Hybrid = Benefit plan providing both benefits structured as define benefits and defined contributions. (2) Except for CELPREV, which is administered by Sistel.

The Company and its subsidiaries, together with other companies from the former Sistema Telebrás, sponsor private pension and healthcare plans to retired professionals, as follows: i) PBS-A; ii) PAMA; iii) CTB ; iv) PBS-Telefônica, PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular; v) TCP Prev, TCO Prev and CelPrev; and vi) Plano de Benefícios Visão Telefônica and Visão Celular – Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular e Telergipe Celular.

The Company and its subsidiaries sponsor, individually, a defined benefit retirement plan (PBS Plan), administered by Visão Prev, which covers approximately 0.46% of the Company’s employees. The Company and its subsidiaries also participate in a multi-sponsored pension (PBS-A) and healthcare (PAMA) plan to the Company’s retired employees and their dependants (administered by Fundação Sistel, with a fund already set up and supported by contribution from participants), with shared costs. Contributions to PBS plans are determined based on actuarial analyses prepared by independent actuarial in accordance with the effective standards in Brazil. The costing determination regime is capitalization, and the contribution due by the sponsoring party is fixed at a discount percentage applied to the payroll of participant employees, as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Plan	%
PBS Telesp	6.82
PBS Telesp Celular	7.16
PBS Tele Sudeste Celular	6.64
PBS Telemig Celular	6.11
PAMA	1.5

For other employees of the Company and its subsidiaries, there is an individual defined contribution plan, named Visão Benefit Plan, and both are administered by Visão Prev Companhia de Previdência Complementar. These plans depend on contributions from participants (employees) and sponsors, which are credited in the participants’ individual bank accounts. The Company and its subsidiaries are responsible for all administrative and maintenance expenses of these plans, including the risk of death and disability of plan participants. Contributions made by the Company and its subsidiaries to these plans are equal to participant contributions, ranging from 2% to 9% of their monthly salaries, and from 0% to 8% the monthly salary of Vivo Prev participants (pension plan maintained by subsidiary Vivo S.A.), according to the percentage elected by plan participants.

Additionally, the Company complements the pension plan of certain employees of former Companhia Telefônica Brasileira (CTB).

Vivo also sponsors CelPrev. CelPrev participants can make three types of contributions, as follows: (a) basic regular contribution: variable percentage, from 0% to 2% of plan participants' monthly salary; (b) additional regular contribution: variable percentage, from 0% to 6% of plan participant's monthly salary exceeding 10 Plan Standard Reference Units; and (c) voluntary contribution: percentage freely elected by plan participants and applied over their plan participation monthly salary. Sponsor can make four types of contribution, as follows: (a) basic regular contribution: equal to the participant’s basic regular contribution, not including the contribution for sickness allowance and administrative expenses; (b) additional regular contribution: equal to the additional regular contribution, less administrative expenses; (c) occasional contribution: made voluntarily and whose frequency is determined by the sponsor; and (d) special contribution: contribution allocated exclusively to the sponsor’s employees who do not belong to PBS and started participating within 90 days from CelPrev initial date.

The actuarial valuation of the plans was made in in December 2012 and 2011, based on the participants record as of August 31 and July 31, 2012 for plans managed by VisãoPrev and Sistel, respectively, both planned for December 31, 2012 and based on the participants record as of August 31 and September 30, 2011 for plans managed by VisãoPrev and Sistel, respectively, both planned for December 31, 2011, adopted by the unit credit method and actuarial gains and losses generated at every year are immediately recognized in equity (under other comprehensive income).

Plan assets are allocated at December 31, 2012 and 2011, respectively, and for multi-sponsored plans (PAMA and PBS-A), the apportionment of plan assets was made based on the company’s actuarial liabilities in relation to the plan’s total actuarial liabilities.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Actuarial liabilities referring to the plans mentioned above are recorded under “Provisions” (Note 20).

Consolidated actuarial liabilities as of December 31, 2012 and 2011 were as follows:

Plan	12/31/12	12/31/11
CTB	50,652	34,615
PAMA	341,617	273,373
PBS	-	905
Total	392,269	308,893

a.    Reconciliation of assets and liabilities

	PBS-A (i)	CTB	PAMA (i)	PBS	VISÃO	PREV	TOTAL
Total actuarial liabilities	1,376,229	50,652	437,241	229,119	34,666	53,559	2,181,466
Fair value of assets	2,136,722	-	95,624	342,323	61,189	106,150	2,742,008
Net liabilities (assets)	(760,493)	50,652	341,617	(113,204)	(26,523)	(52,591)	(560,542)
Asset limit	760,493	-	-	112,246	8,685	23,339	904,763
Net liabilities (assets) at 12/31/12
Noncurrent assets	-	-	-	(958)	(17,838)	(29,252)	(48,048)
Noncurrent liabilities	-	50,652	341,617	-	-	-	392,269

	PBS-A (i)	CTB	PAMA (i)	PBS	VISÃO	PREV	TOTAL
Total actuarial liabilities	1,214,453	34,615	366,660	242,227	33,986	46,251	1,938,192
Fair value of assets	1,882,195	-	93,287	294,602	108,793	73,689	2,452,566
Net liabilities (assets)	(667,742)	34,615	273,373	(52,375)	(74,807)	(27,438)	(514,374)
Asset limit	667,742	-	-	53,195	44,375	26,745	792,057
Net liabilities (assets) at 12/31/11
Noncurrent assets	-	-	-	(85)	(30,432)	(693)	(31,210)
Noncurrent liabilities	-	34,615	273,373	905	-	-	308,893

(i)    Refers to the company’s and its subsidiaries’ proportional interest in PAMA and PBS-A multi-sponsored plan assets and liabilities.

b. Total expenses recognized in profit or loss

	2012
	CTB	PAMA	PBS	VISÃO	PREV	TOTAL
Cost of services	-	165	853	4,601	3,872	9,491
Interest expense	3,164	35,026	22,780	3,085	4,260	68,315
Expected return on assets	-	(10,847)	(35,944)	(13,392)	(9,001)	(69,184)
Total	3,164	24,344	(12,311)	(5,706)	(869)	8,622

	2011
	CTB	PAMA	PBS	VISÃO	PREV	TOTAL
Cost of services	-	252	821	3,971	2,482	7,526
Interest expense	1,978	29,173	17,838	3,062	3,487	55,538
Expected return on assets	-	(8,163)	(25,654)	(6,940)	(5,795)	(46,552)
Total	1,978	21,262	(6,995)	93	174	16,512

c.    Amounts recognized in other comprehensive income

	2012
	CTB	PAMA	PBS	VISÃO	PREV	TOTAL
Actuarial (gains) losses	17,216	43,940	(48,381)	57,611	(20,559)	49,827
Limiting effect	-	-	59,051	(35,690)	(3,406)	19,955
Total cost recognized in other comprehensive income	17,216	43,940	10,670	21,921	(23,965)	69,782

	2011
	CTB	PAMA	PBS	VISÃO	PREV	TOTAL
Actuarial (gains) losses	15,398	36,581	22,643	30,628	(6,552)	98,698
Limiting effect	-	-	(12,231)	(28,903)	7,612	(33,522)
Total cost recognized in other comprehensive income	15,398	36,581	10,412	1,725	1,060	65,176

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

d.    Changes of actuarial (assets) liabilities, net

	PBS-A	CTB	PAMA	PBS	VISÃO	PREV	TOTAL
Liabilities (assets) at 12/31/11	-	34,615	273,373	820	(30,432)	(693)	277,683
Expenses for 2011	(129,671)	3,164	24,344	(12,311)	(5,706)	(869)	(121,049)
Sponsor contributions for 2011	-	(4,343)	(40)	(136)	(3,621)	(3,725)	(11,865)
Amounts recognized in other comprehensive income	129,671	17,216	43,940	10,669	21,921	(23,965)	199,452
Liabilities (assets) at 12/31/12	-	50,652	341,617	(958)	(17,838)	(29,252)	344,221

Actuarial assets recognized in balance	-	-	-	(958)	(17,838)	(29,252)	(48,048)
Actuarial liabilities recognized in balance	-	50,652	341,617	-	-	-	392,269

	PBS-A	CTB	PAMA	PBS	VISÃO	PREV	TOTAL
Liabilities (assets) at 12/31/10	-	20,818	198,182	-	(27,171)	-	191,829
Business combination	(17,809)	-	17,431	(50,294)	(11,048)	(19,961)	(81,681)
Expenses for 2011	(92,030)	1,978	21,262	(6,995)	93	174	(75,518)
Sponsor contributions for 2011	-	(3,579)	(83)	(294)	(5,016)	(1,100)	(10,072)
Amounts recognized in other comprehensive income	109,839	15,398	36,581	58,403	12,710	20,194	253,125
Liabilities (assets) at 12/31/11	-	34,615	273,373	820	(30,432)	(693)	277,683

Actuarial assets recognized in balance	-	-	-	(85)	(30,432)	(693)	(31,210)
Actuarial liabilities recognized in balance	-	34,615	273,373	905	-	-	308,893

e.    Changes in actuarial liabilities

	PBS-A	CTB	PAMA	PBS	VISÃO	PREV	TOTAL
Liabilities at 12/31/11	1,214,453	34,615	366,660	242,227	33,986	46,251	1,938,192
Cost of current services	-	-	165	853	4,601	3,872	9,491
Interest on actuarial liabilities	113,362	3,164	35,026	22,780	3,085	4,260	181,677
Benefits paid for the year	(101,793)	(4,343)	(14,821)	(13,323)	(1,322)	(1,606)	(137,208)
Allocated participant contribution for the year	-	-	-	270	180	113	563
Actuarial (gains) losses for the year	150,207	17,216	50,211	(23,688)	(5,864)	669	188,751
Liabilities at 12/31/12	1,376,229	50,652	437,241	229,119	34,666	53,559	2,181,466

	PBS-A	CTB	PAMA	PBS	VISÃO	PREV	TOTAL
Liabilities at 12/31/10	1,138,330	20,818	272,140	94,177	31,915	-	1,557,380
Business combination	35,091	-	23,936	117,481	161	49,656	226,325
Cost of current services	-	-	251	821	3,970	2,482	7,524
Interest on actuarial liabilities	114,725	1,978	29,173	17,838	3,062	3,487	170,263
Benefits paid for the year	(97,917)	(3,579)	(13,390)	(13,385)	(5,900)	(1,113)	(135,284)
Allocated participant contribution for the year	-	-	-	345	-	-	345
Actuarial (gains) losses for the year	24,224	15,398	54,550	24,950	778	(8,261)	111,639
Liabilities at 12/31/11	1,214,453	34,615	366,660	242,227	33,986	46,251	1,938,192

f.     Changes in plan assets

	PBS-A	CTB	PAMA	PBS	VISÃO	PREV	TOTAL
Fair value of plan assets at 12/31/11	1,882,195	-	93,287	294,602	108,793	73,689	2,452,566
Benefits paid for the year	(101,793)	-	(14,821)	(13,323)	(1,322)	(1,606)	(132,865)
Total contributions for the year	-	-	39	406	3,801	3,840	8,086
Expected return on assets for the year	243,033	-	10,847	35,944	13,392	9,001	312,217
Actuarial (gains) losses for the year	113,287	-	6,272	24,694	(63,475)	21,226	102,004
Fair value of plan assets at 12/31/12	2,136,722	-	95,624	342,323	61,189	106,150	2,742,008

	PBS-A	CTB	PAMA	PBS	VISÃO	PREV	TOTAL
Fair value of plan assets at 12/31/10	1,717,746	-	73,959	111,612	121,378	-	2,024,695
Business combination	52,900	-	6,505	167,775	11,209	69,617	308,006
Benefits paid for the year	(97,917)	(3,579)	(13,390)	(13,385)	(5,900)	(1,113)	(135,284)
Total contributions for the year	-	3,579	81	640	5,017	1,099	10,416
Expected return on assets for the year	206,757	-	8,163	25,654	6,940	5,795	253,309
Actuarial (gains) losses for the year	2,709	-	17,969	2,306	(29,851)	(1,709)	(8,576)
Fair value of plan assets at 12/31/11	1,882,195	-	93,287	294,602	108,793	73,689	2,452,566

g. Expenses expected for year 2013

	CTB	PAMA	PBS	VISÃO	PREV	TOTAL
Cost of services	-	139	643	4,147	4,270	9,199
Net interest on net actuarial assets / liabilities	4,127	30,811	(101)	(1,721)	(2,703)	30,413
Total	4,127	30,950	542	2,426	1,567	39,612

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

h. Actuarial assumptions

	2012
Plan	Expected rate of return on plan assets	Future salary growth rate	Medical expense growth rate	Nominal annual adjustment rate of social security benefits	Medical service eligibility age	Retirement age	Rate used to present value descount of the actuarial liabilities
PBS	8.70% a 8,91%	6.18%	N/A	4.5%	N/A	Normal retirement benefit eligibility	8.70% a 8,91%

VISÃO	8.32% a 8,84%	6.18%	N/A	4.5%	N/A	Normal retirement benefit eligibility	8.32% a 8,84%

PREV	8.5% a 9,05%	6.18%	N/A	4.5%	N/A	Normal retirement benefit eligibility	8.5% a 9,05%

CTB	8.57%	6.18%	N/A	4.5%	N/A	Normal retirement benefit eligibility	8.57%
PAMA	9.02%	N/A	7.64%	N/A	5% upon reaching 52 years and 10 years of participation; 3% each subsequent year; 100% in normal retirement eligibility	N/A	9,02%

PBS-A	8.67%	N/A	N/A	4.5%	N/A	N/A	8,67%

Note: All are nominal rates, except for the rate of increase upon use of medical services.

Additionally to the assumptions above, other common assumptions to all plans were adopted, as follows:

•      Inflation rate: 4.5%

•      Capacity factor for salaries and benefits: 98%;

•      Turnover: 0.15 (service years +1), null after 50 years;

•      Invalidity table: Mercer Disability;

•      Mortality table: AT 2000 divided by gender, and

•      Disabled mortality table: IAPB-57.

	2011
Plan	Expected rate of return on plan assets	Future salary growth rate	Medical expense growth rate	Nominal annual adjustment rate of social security benefits	Medical service eligibility age	Retirement age	Rate used to present value descount of the actuarial liabilities
PBS / VISÃO	11.60%	PBS: 6.54% Visão: 7.20%	N/A	4.5%	N/A	Normal retirement benefit eligibility	9.73%

PBS TELEMIG	12.08%	N/A	N/A	4.5%	N/A	Normal retirement benefit eligibility	9.73%

CELPREV / PREV	Celprev: 11.10% Prev: 11.60%	Celprev: 7.19% Prev: 7.20%	N/A	4.5%	N/A	Normal retirement benefit eligibility	9.73%

CTB	N/A	N/A	N/A	4.5%	N/A	Normal retirement benefit eligibility	9.73%

PAMA	11.07%	N/A	7.64%	N/A	5% upon reaching 52 years and 10 years of participation; 3% each subsequent year; 100% in normal retirement eligibility	N/A	9.73%

PBS-A	12.08%	N/A	N/A	4.5%	N/A	N/A	9.73%

Note: All are nominal rates, except for the rate of increase upon use of medical services.

Additionally to the assumptions above, other common assumptions to all plans were adopted, as follows:

•      Inflation rate: 4.5%

•      Capacity factor for salaries and benefits: 98%;

•      Turnover: 0.15 (service years +1), null after 50 years;

•      Invalidity table: Mercer Disability;

•      Mortality table: AT 2000 divided by gender, and

•      Disabled mortality table: IAPB-57.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

i. Expected long-term return on investments

	2012	2011
Percentage of allocation of plan assets
Capital instruments	11.52%	5.87%
Debt instruments	88.30%	92.87%
Other	0.18%	1.26%
Total	100.00%	100.00%

	2012	2011
Expected return on plan assets
Capital instruments	8.5% to 11.4%	16.36%
Debt instruments	8.5% to 9.06%	12.46%
Other	8.5% to 10.57%	11.67%

Expected long-term return on investment rates for the plans evaluated were selected by the Company, and determined based on the expected long-term profitability according to long-term projections provided by Tendências Consultoria and ANBIMA data, among others, as follows:

•      Variable income securities: risk historical premium calculated by consulting actuary was used;

•      Prefixed securities: average rate weighted by available LTN and NTN-F market portfolio;

•      Inflation-pegged assets: average rate, weighted by NTN-B and NTN-C portfolio available in the market;

•      Foreign exchange securities: SELIC weighted rate at foreign exchange rate expected for the next 10 years;

•      Fixed income assets: variation of average domestic nominal interest rate, expected for the next 10 years;

•      Loans to participants: considered the higher between CDI and plan actuarial goal;

•      Real estate: actuarial plan goal was used by its administrator.

j. History of assets and liabilities observed

	2012	2011	2010	2009	2008
Present value of liabilities	805,236	723,739	419,050	386,722	337,480
Fair value of assets	605,286	570,371	309,949	289,239	253,695
Deficit (surplus) of plans	199,950	153,368	112,101	97,483	83,785
Experience adjustment on liabilities	38,543	87,413	5,397	30,043	39,929
Experience adjustment on assets	(11,283)	(11,284)	(1,352)	(19,826)	(8,598)

k. Schedule of benefits to be paid in next years

	2013	2014	2015	2016	2017	2018 onwards
Defined pension plans	143,430	149,216	155,112	161,678	168,029	7,577,033

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

l. Relevant considerations on PAMA plan

The effect of increase of one percentage point and the effect of a decrease of one percentage point in trend rates of medical costs is as follows:

	12/31/12	12/31/11

Effect on projected medical expense trend rates

For an increase of 1% in projected medical expense trend rates
(i) Total effect on costs of current services and interest on liabilities	6,431	5,639
(i) Total effect on the present value of liabilities	70,393	57,677

For a decrease of 1% in projected medical expense trend rates
(i) Total effect on costs of current services and interest on liabilities	(5,278)	(4,653)
(i) Total effect on the present value of liabilities	(57,867)	(47,581)

"CPC 33" paragraph "120A" item "O"

36. FINANCIAL INSTRUMENTS

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values, based on information available and appropriate valuation techniques.  However, both interpreting market data and selecting valuation techniques require considerable judgment and reasonable estimates to calculate the most appropriate realizable value.  As such, the estimates presented do not necessarily indicate the amounts which may be realized in the current market.  The use of different market hypothesis and/or methodologies may have a significant effect on the estimated realizable values.

Breakdown of financial assets and liabilities at December 31, 2012 and 2011 is as follows:

At December 31, 2012:

	Company
	Fair value			Amortized cost
Financial assets	Measured at fair value through profit or loss	Hedge	Available for sale	Loans and receivables	Investments held to maturity	Level 1 Market price	Level 2 Estimated based on other market data	Total Book Value
									Total Fair Value
Current
Cash and cash equivalents (note 5)	-	-	-	3,079,282	-	-	-	3,079,282	3,079,282
Derivative transactions (note 36)	-	39,197	-	-	-	-	39,197	39,197	39,197

Noncurrent
Interests in other companies (note 36)	-	-	23,683	-	-	23,683	-	23,683	23,683
Derivatives (note 36)	-	21,465	-	-	-	-	21,465	21,465	21,465

Total financial assets	-	60,662	23,683	3,079,282	-	23,683	60,662	3,163,627	3,163,627

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

	Company
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Hedge	Level 2 Estimates based on other market data	Total book value	Total fair value
Current
Loans and financing (Note 18)	332,518	411,423	-	332,518	743,941	792,682
Debentures (Note 18)	6,013	696,202	-	6,013	702,215	811,919
Derivative transactions	455	-	8,292	8,747	8,747	8,747

Noncurrent
Loans and financing (Note 18)	3,055	579,367	-	3,055	582,422	541,622
Debentures (Note 18)	90,235	2,163,455	-	90,235	2,253,690	2,158,008
Derivative transactions	-	-	3,733	3,733	3,733	3,733
Total financial liabilities	432,276	3,850,447	12,025	444,301	4,294,748	4,316,711

	Consolidated
	Fair value		Amortized cost
Financial assets	Hedge	Available for sale	Loans and receivables	Level 1 Market price	Level 2 Estimates based on other market data	Total book value	Total fair value
Current
Cash and cash equivalents (note 5)	-	-	7,196,079	-	-	7,196,079	7,196,079
Derivative transactions	41,109	-	-	-	41,109	41,109	41,109

Noncurrent
Interest in other companies (note 36)	-	23,683	-	23,683	-	23,683	23,683
Derivative transactions (note 36)	286,278	-	-	-	286,278	286,278	286,278
Total financial assets	327,387	23,683	7,196,079	23,683	327,387	7,547,149	7,547,149

	Consolidated
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Hedge	Level 2 Estimates based on other market data	Total book value	Total fair value
Current
Loans and financing (Note 18)	365,192	890,131	-	365,192	1,255,323	1,456,466
Debentures (Note 18)	6,013	696,202	-	6,013	702,215	811,919
Derivative transactions	470	-	29,116	29,586	29,586	29,586

Noncurrent
Loans and financing (Note 18)	1,009,673	2,746,328	-	1,009,673	3,756,001	3,581,630
Debentures (Note 18)	90,235	2,163,455	-	90,235	2,253,690	2,158,008
Derivative transactions	-	-	26,545	26,545	26,545	26,545
Total financial liabilities	1,471,583	6,496,116	55,661	1,527,244	8,023,360	8,064,154

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

At December 31, 2011:

	Company
	Fair value			Amortized cost
Financial assets	Measured at fair value through profit or loss	Hedge	Available for sale	Loans and receivables	Investments held to maturity	Level 1 Market price	Level 2 Estimated based on other market data	Total Book Value	Total Fair Value

Current
Cash and cash equivalents (note 5)	-	-	-	826,902	-	-	-	826,902	826,902
Derivative transactions (note 36)	674	-	-	-	-	-	-	674	674

Noncurrent
Interests in other companies (note 36)	-	-	35,317	-	-	35,317	-	35,317	35,317
Derivatives (note 36)	-	35,142	-	-	13,819	-	35,142	35,342	35,142

Total financial assets	674	35,142	35,317	826,902	13,819	35,317	35,142	911,854	911,854

				Company
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Hedge	Level 2 Estimates based on other market data	Total book value	Total fair value
Current
Loans and financing (note 18)	5,816	505,083
Debentures	5,537	463,087	-	5,816	510,899	593,424
Derivatives	181	-	10,779	5,537	468,624	521,057

Noncurrent				10,960	10,960	10,960
Loans and financing (note 18)	290,416	987,367	-	290,416	1,277,783	1,160,538
Debentures	81,853	705,954	-	81,853	787,807	722,453
Derivatives	-	-	13,382	13,382	13,382	13,382
Total financial liabilities	383,803	2,662,491	24,161	407,964	3,069,455	3,021,814

	Consolidated
	Fair value			Amortized cost
Financial assets	Measured at fair value through profit or loss	Hedge	Available for sale	Loans and receivables	Investiments held to maturity	Level 1 Market price	Level 2 Estimated based on other market data	Total book value	Total fair value

Current assets
Cash and cash equivalents (note 5)	-	-	-	2,940,342	-	-	-	2,940,342	2,940,342
Derivatives	730	1,110	-	-	-	-	1,840	1,840	1,840

Noncurrent assets
Interests in other companies (note 36)	-	-	37,696	-	-	37,696	-	37,696	37,696
Derivatives (note 36)	-	225,935	-	-	-	-	225,935	225,935	225,935
Amounts linked to the National Treasury Securities	-	-	-	-	13,819	-	-	13,819	13,819

Total financial assets	730	227,045	37,696	2,940,342	13,819	37,696	227,775	3,219,632	3,219,632

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

	Consolidated
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Hedge	Level 2 Estimates based on other market data	Total book value	Total fair value
Current
Loans and financing (Note 18)	34,802	953,611	-	34,802	988,413	1,220,811
Debentures (Note 18)	5,537	463,087	-	5,537	468,624	521,057
Derivative transactions	1,327	-	49,835	51,162	51,162	51,162

Noncurrent
Loans and financing (Note 18)	969,977	2,989,138	-	969,977	3,959,115	3,586,462
Debentures (Note 18)	81,853	705,954	-	81,853	787,807	722,453
Derivative transactions	-	-	78,369	78,369	78,369	78,369
Total financial liabilities	1,093,496	5,111,790	128,204	1,221,700	6,333,490	6,180,314

Equity interests

The Company holds direct and indirect equity interests, arising from the privatization process. Such investments, evaluated at market value, consider the last quotation of December 31, 2012 and 2011.

At December 31, 2012 and 2011, the breakdown of equity interest, at market value, is as follows:

	12/31/12	12/31/11
Zon Multimédia (a)	-	9,117
Other investments	23,683	28,718
Total	23,683	37,835

(a)  On May 8, 2012, the Company disposed of 1,618,652 common shares, representing 0.52% of capital (voting shares) of Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Fair value hierarchy

The Company and its subsidiaries use the following hierarchy to determine and disclosure the fair value of financial instruments through valuation technique:

Level 1: prices quoted (without adjustments) at active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, whether directly or indirectly.

Level 3: techniques using data that have a significant effect on fair value recorded which are not based on observable market data.

At December 31, 2012, there were neither transfers between fair value measurements “level 1” and “level 2” nor transfers between fair value measurements “level 3” and “level 2”. The Company and its subsidiaries have no financial instruments with fair value measurement level 3.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Capital management

The objective of the Company and its subsidiaries’ capital management is to ensure maintenance of a strong credit rating  with institutions and an optimum capital relationship in order to support Company’s business and maximize shareholder value.

The Company and its subsidiaries control their capital structure through adjustments and adaptation to current economic conditions. With that in view, the Company and its subsidiaries may perform dividend payments, take out new loans, issue promissory notes and engage derivative transactions. For the year ended December 31, 2012, there was no change in objectives, policies or capital structure processes.

The net debt structure of the Company and its subsidiaries includes:  loans, financing, derivative transactions, less cash and cash equivalents.

Risk management policy

The Company and its subsidiaries are exposed to various market risks as a result of their business activities, debts incurred to finance their business and financial instruments related to their indebtedness.

The main market risk factors that affect the Company and its subsidiaries’ business are as follows:

a.    Exchange rate risk

There is the risk arising from the possibility of the Company incur losses due to fluctuations in exchange rates, which increase expenses derived from its loans taken out in foreign currency.

At December 31, 2012, 19.9% (R$19.3% at December 31, 2011) of the financial debt were denominated in foreign currency. The Company and its subsidiaries engaged derivative transactions (exchange rate hedge) with financial institutions to hedge themselves against exchange variation arising from their entire financial indebtedness in foreign currency (R$1,586,711 at December 31, 2012 and R$1,198,483 at December 31, 2011). Therefore, the entire indebtedness on those dates was covered by long positions of exchange rate hedging transactions with swap  to CDI.

Also, there is the exchange risk associated with non-financial assets and liabilities denominated in foreign currency, which may generate a lower value receivable or a higher value payable, according to the exchange variation of the period.

As from May 2010, hedging transactions were engaged to minimize the risk associated with exchange variation to non-financial assets and liabilities in foreign currency. This balance is daily changed due to the business dynamics; however, the Company intends to hedge the net balance of these rights and obligations (US$16,130 and €4,140 payable at December 31, 2012, and US$13,917 and €17,818 payable at December 31, 2011) to minimize its exchange risks.

b.    Interest rate and inflation risk

This risk arises from the possibility of the Company and its subsidiaries incur losses in the event of an unfavorable change in domestic interest rates, which may adversely affects financial expenses derived from the debentures portion by reference to the CDI and short positions in derivatives (exchange rate hedge and IPCA) contracted at floating interest rates (CDI).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

The debt with BNDES is indexed at the TJLP, fixed on a quarterly basis by the Brazilian Monetary Council and which was maintained at 6.0% p.a. from July 2009 to June 2012. As from July to December 2012, the TJLP was 5.5% p.a. and from January 2013 it was reduced to 5.0% p.a.

The inflation rate risk derives from debentures of Telemig (company merged by Vivo Part. on June 1, 2010), indexed at IPCA, which may adversely affect financial expenses in the event of an unfavorable change in this index.

In order to reduce the exposure to the domestic variable interest rate (CDI), the Company and its subsidiaries invest the excess of cash and cash equivalents, amounting to R$7,101,625 (R$2,862,938 at December 31 2011), largely in short-term investments (Bank Deposit Certificates - CDB) based on the CDI variation. The book values of these financial instruments approximate their market values, as they are redeemable in the short term.

c.    Liquidity risk

Liquidity risk refers to any circumstance in which the Company and its subsidiaries do not have sufficient funds to settle their commitments due to different currencies and realization/liquidity terms of their rights and obligations.

The Company and its subsidiaries organized the maturities of non-derivative financial instruments, as stated in Note 18, as well as their respective derivatives, as stated in the payment schedule disclosed on that Note, so as to not affect its liquidity.

The Company and its subsidiaries’ liquidity and cash flow is monitored on a daily basis by management in order to ensure that the generation of operating cash and early fund raising, where necessary, are sufficient to maintain their schedule of commitments, not generating liquidity risks.

d.    Credit risks

This risk arises from the possibility that the Company and its subsidiary may incur losses from difficulty in receiving amounts billed to their customers as well as from sales of devices and pre activated prepaid cards for the network of distributors.

The credit risk from trade accounts receivable is diversified and minimized by a strict control of the customer’s base. The Company and its subsidiaries constantly monitor the level of accounts receivable from post-paid services and limits the risk of undue accounts by cutting the access to the telephone line whether the bill is past due. As to mobile telephony, the customer’s base is predominantly of prepaid lines, which require the recharge in advance and, therefore, does not represent credit risk. There are exceptions to the telephony services which must be kept for national security or defense reasons.

The credit risk on the sale of devices and pre activated prepaid cards is managed by a conservative policy in the credit concession, by means of modern management methods, which involves the application of credit scoring techniques, analysis of financial statements and information as well as consultation to commercial databases, in addition to requests for guarantees.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

At December 31, 2012 and 2011, customer’s portfolio of the Company and its subsidiaries did not present record of subscribers whose receivables were, individually, higher than 1% of the total service accounts receivable.

The Company and its subsidiaries are also subject to credit risk arising from their short-term investments, surety letters received as guarantee for certain transactions and amounts receivable from derivative transactions. The Company and its subsidiaries control the credit limit granted to each counterparty and diversify this exposure among top-tier financial institutions, according to the financial counterparty credit policy in force.

Derivatives and risk management policy

All engagements of derivative financial instruments in the Company and its subsidiaries are intended for exchange rates risk hedge arising from assets and liabilities denominated in foreign currency and hedge against inflation variation risk of the debenture indexed at IPCA with shorter terms. As such, any changes in risk factors generate an opposite effect on the matching entry proposed to hedge. Therefore, there are no derivative financial instruments for speculative purposes and the possible exchange risks are hedged.

The Company and its subsidiaries keep internal controls over their derivative instruments which, on management’s opinion, are appropriate to control risks related to each performance strategy in the market.  Results the Company obtained through its derivative financial instruments indicate that management has been managing risks appropriately.

The Company and its subsidiaries calculate the effectiveness of derivatives contracted to cover their financial liabilities at beginning of transaction and on continuous bases (on a quarterly basis). At December 31, 2012, derivatives contracted present effectiveness in relation to the debts covered by them. As long as these derivative contracts are qualified as hedge accounting, the risk covered also may be adjusted at fair value according to hedge accounting rules.

The Company and its subsidiaries entered into swap  agreements in foreign currency at various exchange rates to cover their assets and liabilities in foreign currency.

At December 31, 2012, the Company and its subsidiaries had no embedded derivative contracts.

Fair value of derivative financial instruments

The valuation method used to calculate market value of financial liabilities (when applicable) and derivative instruments was the discounted cash flows method, considering expected settlement or realization of liabilities and assets at market rates in force as at the balance sheet date.

The fair values are calculated by projecting the future flows from operations, using BM&FBovespa curves and discounting these flows to present value using market DI rates for swaps, disclosed by BM&FBovespa.

Market value of currency derivatives was obtained through market exchange rates in force at the balance sheet date, and rates projected by the market were obtained from Currency Coupon curves. The straight-line method (360 calendar days) was used to calculate coupon for positions rated in foreign currency, and an exponential method (252 business days) was used to calculate coupon for positions pegged to CDI.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Derivative financial instruments consolidated below are registered with the CETIP, all classified as swaps, and not requiring margin deposits.

		Consolidated
						Accumulated balance
		Reference value (notional)		Fair value		Amount receivable (payable)
Description	Index	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11
Swap contracts
Receivable
Foreign currency (a)		1,329,065	1,106,438	1,672,895	1,248,514	305,301	212,262
Citibank	USD	181,230	187,845	216,270	199,872	39,617	32,219
Votorantim	USD	7,744	13,434	9,311	14,028	-	-
Banco do Brasil	USD	258,900	258,900	326,263	282,205	38,576	19,629
Bradesco	USD	415,464	196,728	519,481	231,391	85,043	43,137
Itaú	USD	22,520	6,324	22,239	6,371	-	57
JP Morgan	USD	443,207	443,207	579,331	514,647	142,065	117,220

Foreign currency (b)		93,773	44,098	11,772	43,059	-	-
Bradesco	EUR	2,613	13,828	2,613	13,773	-	-
Itaú	EUR	91,160	30,270	9,159	29,286	-	-

Inflation rates		72,000	72,000	96,249	87,390	22,086	15,513
Itaú	Brazil's Extended Consumer Price Index (IPCA)	72,000	72,000	96,249	87,390	22,086	15,513

Floating rate (c)		-	4,644	-	4,638	-	-
Bradesco	CDI	-	896	-	899	-	-
Itaú	CDI	-	3,748	-	3,739	-	-

Payable
Floating rate (a)		(1,340,838)	(1,150,536)	-	(1,204,745)	(56,131)	(125,435)
Citibank	CDI	(181,230)	(187,845)		(186,324)	(3,765)	(18,672)
Votorantim	CDI	(7,744)	(13,434)		(34,139)	(12,025)	(20,111)
Banco do Brasil	CDI	(258,900)	(258,900)		(262,576)		-
Bradesco	CDI	(418,077)	(210,556)		(230,901)	(26,859)	(28,874)
Itaú	CDI	(31,680)	(36,594)		(36,753)	(333)	(1,153)
JP Morgan	CDI	(443,207)	(443,207)		(454,052)	(13,149)	(56,625)

Floating rate (b)		(72,000)	(72,000)	-	(75,926)	-	(4,049)
Itaú	IPCA	(72,000)	(72,000)		(75,926)		(4,049)

Foreign currency (c)		-	(4,644)	-	(4,685)	-	(47)
Bradesco	USD	-	(896)		(937)		(38)
Itaú	USD	-	(3,748)		(3,748)		(9)

			Receivable			327,387	227,775
			Payable			(56,131)	(129,531)
			Amount receivable, net			271,256	98,244

a) Foreign currency Swaps  (Dollar) x CDI (R$1,643,413) swap transactions were contracted with varied maturities until 2019, in order to hedge against exchange variation risk of the loan operation in US dollars (book value of the financial debt of R$1,586,470).

b) Foreign currency swaps  (Euro and Dollar) and (CDI x EUR) (R$41,254 - swap transactions contracted with maturities until March 1, 2013, in order to hedge against exchange variation risks of net payables in Euro and in Dollar (book value of R$32,962 in Dollar and R$11,163 in Euro).

c) Swap IPCA x CDI percentage (R$96,249) - swap transactions contracted with annual maturities until 2014, in order to hedge the flow identical to that of debentures (4th issue - 3rd series) indexed at IPCA (market balance of R$96,249).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

The distribution of the maturities of swap  contracts at December 31, 2012 is as follows:

Swap contracts	Maturity
	2013	2014	2015	2016 onward	Amount receivable (payable) at December 31, 2012
Foreign currency vs. CDI	10,902	19,395	147,851	71,022	249,170
VOTORANTIM	(8,292)	(3,733)	-	-	(12,025)
BRADESCO	(10,300)	(8,325)	5,787	71,022	58,184
JP MORGAN	(6,234)	(6,914)	142,064	-	128,916
BANCO DO BRASIL	38,576	-	-	-	38,576
CITIBANK	(2,515)	38,367	-	-	35,852
ITAÚ	(333)	-	-	-	(333)

IPCA x CDI	621	21,465	-	-	22,086
ITAÚ	621	21,465	-	-	22,086

Total	11,523	40,860	147,851	71,022	271,256

For the purpose of preparing the financial statements, the Company and its subsidiaries adopted the hedge  accounting methodology for their foreign currency swaps  versus CDI, and IPCA versus CDI intended for covering the financial debt. According to this methodology, both derivative and covered risk are valued at their fair value.

At December 31, 2012 and 2011, derivative transactions generated consolidated positive results of R$115,196 and R$111,033, respectively, as described in Note 29.

At December 31, 2012, the consolidated balance of R$327,387 is recorded under assets and R$56,131 recorded under liabilities to recognize the derivative position at that date.

Sensitivity analysis to the Company’s risk variables

CVM Deliberation 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7),set forth that listed companies must disclose a sensitivity analysis chart for each type of market risk considered significant by management, originated from financial instruments, to which the company is exposed at each year end, including all transactions with derivative financial instruments.

The ineffectiveness the periods ending on December 31, 2012 and 2011 was R$2,188 and R$1,263, respectively.

In compliance with the foregoing, each transaction with derivative financial instruments was assessed, taking into consideration a probable realization scenario and two scenarios that may generate adverse results to the Company.

In the probable scenario the assumption considered was to keep, on the maturity dates of each transaction, what the market has been showing through BM&FBovespa market curves (currency and interest). Thus, in the probable scenario, there is no impact on the fair value of derivative financial instruments already presented above. For scenarios II and III, pursuant to the CVM Rule, a deterioration of 25% and 50%, respectively, was considered in the risk variables.

As the Company and Vivo has only derivative instruments to hedge their assets and liabilities in foreign currency, the changes in scenarios are followed by the respective hedged items, thus indicating that the effects are virtually null. For these transactions, the Company disclosed the hedged item and derivative financial instrument balance in separated lines of the sensitivity analysis chart, in order to inform the net exposure of the Company and on consolidated, in the three aforementioned scenarios, as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

Sensitivity analysis - net exposure

Consolidated
Transaction	Risk	Probable	Deterioration 25%	Deterioration 50%
Hedge (receivable)	Derivatives (Risk of USD devaluation)	1,131,174	1,422,210	1,716,672
Debt in USD	Debts (Risk of USD appreciation)	(1,131,414)	(1,422,510)	(1,717,033)
	Net exposure	(240)	(300)	(361)

Hedge (receivable)	Derivatives (Risk of EUR devaluation)	11,772	13,927	16,717
Accounts payable in EUR	Accounts payable in EUR (Risk of EUR appreciation)	(12,317)	(15,396)	(18,475)
	Net exposure	(545)	(1,469)	(1,758)

Hedge (receivable)	Derivatives (Risk of USD devaluation)	29,482	38,251	45,921
Accounts payable in USD	Debts (Risk of USD appreciation)	(34,904)	(43,630)	(52,356)
	Net exposure	(5,422)	(5,379)	(6,435)

Hedge (receivable)	Derivatives (Risk of IPCA devaluation)	96,249	91,755	92,200
Debt in IPCA	Debts (Risk of IPCA appreciation)	(96,249)	(91,755)	(92,200)
	Net exposure	-	-	-

Hedge (receivable)	Derivatives (Risk of USD devaluation)	480,151	653,045	799,457
Debt in UMBNDES	Debts (Risk of UMBNDES appreciation)	(477,105)	(647,908)	(793,157)
	Net exposure	3,046	5,137	6,300

Hedge (CDI - receivable)	Derivatives (Risk of CDI appreciation)	(1,553,915)	(1,552,622)	(1,606,484)
	Net exposure	(1,553,915)	(1,552,622)	(1,606,484)

Total net exposure in each scenario		(1,557,076)	(1,554,633)	(1,608,738)

Net effect on the variation of current fair value		-	2,443	(51,662)

Sensitivity analysis assumptions

Risk variable	Probable	Deterioration 25%	Deterioration 50%
USD	2.0435	2.5544	3.0653
EUR	2.6962	3.3702	4.0443
IPCA	5.84%	7.30%	8.76%
CDI	6.90%	8.63%	10.35%

For calculation of the net exposure of the sensitivity analysis, all derivatives were considered at market value and only the hedged items designated under the hedge accounting methodology were also considered at their fair value.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2011

(In thousands of reais)

The fair value stated in the chart above derives from a portfolio position at December 31, 2012; however, they do not reflect the expected realization due to the market fluctuations, which are constantly monitored by the Company. The use of different assumptions may affect significantly the estimates.

37. Subsequent events

On January 10, 2013, the allocation of interim dividends was approved by the Board of Directors, amounting to R$1,650,000, based on existing profits in the quarterly balance sheet as at September 30, 2012, to common and preferred shareholders who were registered in the Company's books at the end of the day January 21, 2013. The payment of these interim dividends will begin on February 18, 2013.

TELEFÔNICA BRASIL S.A.

MANAGEMENT REPORT

Dear Shareholders,

In compliance with the legal and statutory provisions, the management of Telefônica Brasil S.A. (Telefônica Brasil) is submitting to your appraisal the company management report and individual and consolidated financial statements, together with the reports issued by the independent auditors and the audit committee for the year ended at December 31, 2012.

1.             Letter from Management

The sound governance model, which in 2011 set the guidelines for the start of the integration between two highly specialized and major companies - Telefônica and Vivo –, brought about great many advances in 2012. And here we are not speaking only of the direct benefits, which without any doubt were most relevant. But, we went one step further and reached new levels of efficiency that will greatly influence the Company’s future. To increase the Company’s competitive edge and sustainability without any loss to profitability standards continues to be the mark of our successful trajectory.

The leadership position once again was not based solely on market share, the importance of the share we hold on the market notwithstanding. But by following a correct and ongoing long-term investment policy, we have now reached the top of the ladder, ranking as the largest third-generation mobile network in Brazil. We are among the forerunners in the implementation of the FTTH (Fiber to the Home) network and the first company to offer this technology in Brazil. And with the offer of the Ultra Broadband, our customers also have access to IPTV service over this network since October.

Efficiency of an integrated brand

In April, a very significant step was taken by the Company with the commercial launch of the Vivo brand, which also encompassed wire-line telephone and pay TV services. To guarantee the success of the operation, the entire company was mobilized to integrate processes and structures. We thus created the conditions to provide the best customer experience and reinforce the quality and innovation qualities already recognized in the brand. The call center started to operate convergently for users of both mobile and wire-line telephone services.

In terms of market positioning, results were excellent and the several awards received during the year show this recognition. Vivo was, for example, considered the most valuable brand by Brand Finance for the eighth time and received the title of the best-loved operator from Shopper Experience.

The mobilization of the Company around the new brand showed that it was possible to move forward in pursuit of better practices and process revisions. The idea was for us to have a better prepared and more competitive company so as to generate more gains in its results and enhance its market position.

To this end, throughout 2012, important initiatives were taken to optimize resources and achieve a sustainable performance. The first results were seen already in 2012 and will greatly impact performance over the next years. For example, the Company adjusted its structure to the reality of an integrated company, capturing important synergies.

Some of these benefits may be measured in terms of financial and operating indicators; others such as the reduction of product development time or the capacity to launch new services with greater agility are not as visible to the public. This is yet another important differential for a company that intends to maintain its leadership across the board.

Another pivotal example of our strategy of driving for operational synergies was the inauguration of the new data center in Tamboré. An investment of R$ 400 million, the building was designed to house in its 33.6 thousand square meters all of the integrated Company’s strategic platforms, which poses an enormous advantage to our customers.

As there was a single brand already recognized by customers and by the market, with synergy processes under way, it was time to bring stakeholders and departments into a single area and thus foster greater integration and agility in decision-making. The Eco Berrini, one of the most modern buildings in the city of São Paulo, was chosen to house the teams in its 32 stories.

Both the Company’s data center and its new headquarters are two steps whose proposition was the concern for sustainability, since they were planned based on concepts aiming to reduce environmental impacts.

Data with greater coverage

In July, the inauguration of the new cell site (ERB) in Rancho Alegre, state of Paraná, enabled the Company to complete the greatest and most ambitious digital inclusion plan in Brazil. Started in 2010, it proposed to take 3G technology to 2,832 municipalities which account for 85% of the Brazilian population.

On achieving this goal, the municipalities covered by VIVO outnumbered the sum of the cities with 3G coverage offered by the other operators. It is important to highlight the social function related to this investment, which has made it possible to offer connectivity to Brazilians living in more remote areas.

On offering a broad 3G coverage – at the end of 2012 we managed to cover more than 3,100 municipalities –, the Company is also complying with its resolution to enhance its position on the data market, the segment that is expected to register greatest growth and provide the opportunity of capturing new consumers.

The focus on the data market was also a triggering factor for our participation in the 4G auction conducted by ANATEL in June. The Company purchased the most disputed lot for the 2.5 GHz frequency band and now has national license, which includes an authorization to use 20 + 20 MHz radiofrequency.

As part of the specifications in the bidding notice, the Company will also have the 450 MHz frequency to take broadband to the rural areas of São Paulo and Minas Gerais, where it has a strong presence, and also to the Northeast – with the exception of the states of Bahia and Maranhão – an area where the Company is trying to increase its market share.

To meet the challenge of implementing this fourth-generation technology as of 2013, we enjoy a sound position on the data market, the driving engine of this new technology.

Focus on Profitability

As in the recent past, profitability continued to be the focus of the Company during its expansion process. In 2012, we followed a more conservative commercial strategy and evaluated our customer base using criteria that became telecom market benchmarks. This gave us a healthy leadership, with customers that really generate revenue and consume services.

It is interesting to note that in spite of the measures we took, there was no decline in the monthly number of recharges. On the contrary, revenue from the sale of recharges rose 20% over the previous year. Furthermore, we maintained the undisputed leader in the higher revenue segment, attaining a 36.9% share of the post-paid plan segment at the end of 2012.

In the corporate services market, the Company’s role in the Brazilian business community was even more significant as it offers quality communications to organizations of all sizes. In 2012, we posted a 24% growth in the number of corporate accesses, plus a net gain of 37%.

The strategy of combing services has proved efficient, since the offer of convergent products has produced immediate effects, such as the decline of the churn rate and, more importantly, increased customer satisfaction.

Speeding up New Services

During 2012, the Company launched a large volume of new services that focused on innovation and provided added value for our customers. The offer of the Ultra Broadband once again evidenced the Company’s pioneer and leadership spirit in this segment.

We were the first to offer ultra high speeds over the FTTH network and since October, we have started to sell 200 MB connection to all customers that have this type of coverage. We have no rivals at this speed level.

At the end of the year, we announced the IPTV service, Vivo Fibra TV, which significantly stepped up the chances of consumers connected to the optic fiber network increasing, and Vivo Play, an over-the-top video service developed jointly with Telefónica Digital.

We were the first operator to launch an e-book and m-book solution in Brazil. The Book Cloud, an on-line library with over 6,000 books listed, has exceeded 4 million users.

These initiatives are in line with our commitment to offer services that improve people’s lives, shorten distances and pave the way for more agile and digital communications.

This same commitment has brought us closer to one million consumers of our health products, whose cash cow is chronic disease management. A pioneer in developing these solutions both for consumers as well as for health organizations, hospitals, clinics and labs, the Company lends its support to Telefónica Digital’s global initiative of creating a unit to develop solutions and innovative services in the field of health.

The Company is also well positioned in yet another segment that is expected to become more strategic in the near future: that of communications between machines. Besides the connectivity offer, we introduced to the market the new Smart Center, our global M2M cloud-based service management. In this segment we are forging a number of partnerships, especially to control and manage fleets. One such agreement was consummated with a leading assembly plant and we hope to see others in the making soon.

Quality and Innovation

Quality and Innovation are the two pillars of our management. The results show the recognition of the efforts being made by the Company to improve customer services. Throughout the year, we have been at the top of the list of quality indicators determined by ANATEL. By way of an example, we were rated the best IDA (ANATEL’s Service Performance Index) and the company with fewest complaints in the mobile telephone segment.

The improvement in the services provided by the Company was also rated in another way by the Regulatory Agency. In July, ANATEL used the quality rates of services and SMP operator networks (Personal Mobile Service) to demand that all operators submit a National Improvement Action Plan.

At the time, the Agency established sanctions and suspended the sale and activation of new accesses until these improvement plans were duly approved. The criterion used for this suspension was to restrict operator sales in each of the states registering the greatest number of complaints filed with the Agency. Telefônica Brasil was the only one of the four leading operators whose sales were not suspended in any of the Brazilian states.

Important actions were also taken on the innovation front. As in previous years, the Company started 2012 by sponsoring the Campus Party, the largest technology and digital entrepreneurship event. This has definitively become a must-see event on the Brazilian agenda. It is an important initiative since it fosters a broad debate on the future of the Internet and at the same time is a space for identifying new entrepreneurs, in complete harmony with the focus on innovative services established by the Company.

In 2012, we ventured one step further: for the first time we held the event outside São Paulo and selected Recife to host our Campus Party. As a result, we also became the first company to sponsor an event of this proportion and profile in the Northeast, a region hungry for an exchange of experiences. The success of the encounter showed that we made the right decision and our brand came out stronger.

We have also lent our support to global initiatives made by Telefónica in the Wayra project, a business accelerator that selects innovative inchoate projects and leverages their development through corporate actions of robust economic power. In 2012, separate headquarters for the project were inaugurated in the city of São Paulo, evidencing its commitment to the group by supporting new talents and business models.

The Scenario in 2013

The year is starting up with the implementation of some relevant steps in the regulatory environment. Government measures were already taken in the political scenario and their repercussions should be felt in 2013.

This will also be the year in which we will be continuing to improve our systems and operations structure so that even greater benefits can be obtained through the convergence of wire-line and mobile services. It is not by chance that this move towards consistent integration evinces our superior profitability in the domestic telecommunications industry as a whole. In 2013, by moving forward with our integration actions, we will continue to create value and positive results for the Company and thus help build an increasingly connected society that is able to absorb the productivity gains arising from this process.

We would like to close this message by thanking our customers, shareholders, suppliers, financial institutions and other entities that have lent us their support and trust. Our special thanks are extended to our stakeholders who through their dedication and efforts were responsible for the victories achieved during this year.

2.             Economic Context and the Telecommunications Industry

2.1          Economic Context

The Brazilian economy once again faced an adverse and challenging international scenario in 2012. Doubt with regard to the solvency of the different economies continued rampant, maintaining both the cost of funding these economies, as well as the global risk aversion, high. As a result, the developed economies grew at a snail pace of 1.6%, and in many cases registered a product decline, according to the latest estimates published by the International Monetary Fund.

Consequently, global gross domestic product resumed a downward trend, growing an average 3.3% per year, down from the 3.8% per year reported the previous year, according to the same source. In short, the international context was marked by ongoing caution, a high risk aversion and slower economic growth.

The foreign trade side of the Brazilian economy was not immune to this challenging international setting. Because our trade partners absorbed a smaller amount of Brazilian exports, these were down by 5.3% as compared to 2011. As a result, the trade balance in 2012 amounted to US$ 19.5 billion, the lowest figure since 2003, down from US$ 29.8 billion in 2011. This resulted in a current account deficit of US$ 54.2 billion, equivalent to 2.4% of GDP.

On the other hand, the Brazilian economy again showed a significant inflow of direct foreign investments. These totaled US$ 65.3 billion, particularly investments in the services industry, which accounted for more than 51.9% of the total direct foreign investments entering into the country during the year. As a result, incoming IDE exceeded the current account deficit as it has been doing since 2002. In other words, despite the unfavorable international context, the Brazilian economy once again posted a balance of payment surplus.

Because of this favorable performance in the foreign trade side of the Brazilian economy, international reserves in Brazil continued to rise to US$ 378.6 billion, higher by US$ 26.6 billion than the total posted the year.

The strengthening of foreign trade did not translate into an ongoing appreciation of the Brazilian currency as against the US dollar. Quite the opposite. The average foreign exchange rate was R$1.96 to USD1.00 in 2012, up 17% when compared to the average of the year before. The foreign exchange rate closed 2012 at R$2.04 reais to the dollar, from R$1.88 to the dollar at the end of the previous year. However, it is true that this depreciation in the Brazilian currency was the result of among other vectors different measures taken with respect to the foreign exchange policy.

The depreciation in the Brazilian currency resulted in a pressure to increase domestic prices. Coupled with a 14% increase in the minimum wage in 2012, both factors maintained the inflation rate at higher levels in 2012. The General Price Index – Domestic Availability (IGP-DI, calculated by the Getúlio Vargas Foundation, rose by 8.1% in the year, whereas the Broad Consumer Price Index (IPCA), calculated by the Brazilian Geography and Statistics Institute (IBGE) and used as the benchmark for the inflation goals, registered a 5.8% growth. This rate is higher than the central inflation target range of 4.5%, but below the cap established by the inflation target system of 6.5%. The telecom services rate, as estimated by ANATEL, was up 4.9% in the same period.

Besides its effects on inflation, the international scenario also caused adverse impacts on economic activities, firstly due to a decrease in demand of our trade partners. The exporting of Brazilian products from different sectors were badly affected, the products hit the hardest being durable products, down 15.7% in 2012. Secondly, due to the break caused to Brazilian entrepreneurs’ trust, with consequent negative effects on company investments.

The accrued effect slowed down the economic growth rate by less than half the 2011 GDP growth rate (2.7%). Industrial activities suffered the biggest blow, with a 2.7% drop in physical output in 2012. Information services, which include telecommunications, also cooled down, registering a 4.9% drop in growth rate in 2012 as compared to the year before.

Despite the slackening of economic activity in 2012, the job market continued its dynamic trend. The average unemployment level at 5.5% was again the lowest in IBGE’s history of this measure. The number of jobs increased despite the slowdown in the formal labor market (CAGED), which created 1.3 million jobs, 33% less than in 2011. Even so, real habitual salaries (IBGE) rose by 4.1% in relation to 2011.

In this context of economic slowdown, Central Bank of Brazil took steps to stimulate credit expansion and reduce the interest rates applied by Brazilian banks. To this end, the reserve requirement was also reduced. In addition, the basic interest rate (SELIC) was decreased during the year, closing 2012 at 7.25% - the lowest in the history of this rate – as compared to 11.0% posted at the end of 2011. The accrued interest rate in 2012 was 8.46%, down 3.16 percentage points in relation to the accrued rate of the previous year.

Besides the steps taken by Central Bank, government also introduced tax waiver programs to foster the economy. One of the most important of such programs is the reduction in the tax on manufactured products (IPI), a type of value-added tax levied on different segments that make durable products.

Lastly, on the subject of government finances, the primary surplus was adversely affected by the economic slowdown and the impact caused by tax rate reductions, both of which are mentioned above. The primary surplus dropped to 2.4% of GDP, from the 3.1% registered in 2011. Nonetheless, the ratio between public debt and GDP continued on a downward trend to 35.1% in 2012, as compared to 36.4% the year before. This drop fostered the reduction in the basic interest rate and valuation of international reserves denominated in foreign currency.

2.2          Competitive Environment

In 2012 the Brazilian telecom market followed an aggressively competitive dynamics, with a significant growth in customer base. However, the increase in mobile lines was smaller than in the recent past due to the review of the rules on the writing off of prepaid lines by operators and sales suspension in July/2012 ordered by ANATEL, which checked the rising expansion volume of TIM, Claro and Oi. Broadband and TV continue to expand significantly, despite the entry of new players which has stepped up competition. This setting had repercussions on investments: in the first half of 2012, there was a 24.2% rise in the volume of investments made by the operators in relation to the same period in 2011, and it is expected that investments will reach a record high of R$ 25.7 billion at year’s end, according to Teleco.

Net Market Gain (in millions of accesses)

The panorama of competition in 2012 was marked by the auction held for the 2.5 GHz frequency, which will be used to offer fourth-generation mobile telephone and broadband (4G) services. The 450 MHz frequency was auctioned in the same lot, and the operation of such service requires that the companies guarantee to offer Internet and telephone access to the rural areas. One other major regulatory aspect is related to the quality of the services provided: a stronger focus on the regulatory framework and public demand for quality services have led ANATEL to temporarily halt sales of new lines and bar the competition’s commercial offers.

Despite the competitive and regulatory pressures, the companies moved forward with their restructuring plans in 2012, in preparation to operate in a steadily increasing integrated and convergent market. The Company adopted a single trade brand (Vivo) for its services; América Móvil consummated the Embratel and Net merger, although it was unable to do the same with Claro; after Portugal Telecom acquired a share in Oi, the company put a new strategic plan in place and achieved good results in the wire-line business; TIM launched its wire-line broadband service in the cities of São Paulo and Rio de Janeiro upon its acquisition of AES Atimus; Nextel underwent a senior management overhaul and set out to timidly launch its 3G plans; GVT introduced its pay TV service and continues to apply its expansion policy in new cities, which includes going on stream in the municipality of São Paulo still in the first quarter of 2013; and Sky continues to be one of the key players on the pay TV market, where it registered strong growth in 2012, in addition to purchasing the right to operate on the 2.5 GHz frequency range at the 4G auction. The regulatory environment also contributed to building a robust competition on the market.

Against this backdrop, the country closed 2012 with 261.8 million mobile accesses. Despite this impressive figure, the 8% rise is low when compared to the 19.4% registered in 2011, reinforcing the estimation of a decline in the growth pace in this sector. The high mobile density, which reached 1.3 voice line per inhabitant in 2012, the cooling down of the economy and the sanctions wielded by ANATEL on some operators were the factors that influenced this result, which points to a maturing market, with the consolidation of market shares and increased competition.

In the wire-line business, the customer base rose by 4.2%, 1.7 percentage points over the year before, to 45 million customers, especially due to the concessionaires’ customer retention efforts. Nonetheless, the companies continue to suffer significant withdrawals due to the ongoing growth of the authorized companies and the substitution of wire-lines with mobile lines.

The wire-line broadband market maintained its significant growth to a reported 20 million accesses in 2012 (21.7%), the largest expansion in the recent past in absolute terms. The increased offer of the service, with the extension of networks and entry of new competitors on this market leveraged this growth in number of accesses, pressuring ARPU of the service and boosting access speed. The broadband stimulation plans implemented by federal and state governments, based on tax incentives (PNBL – popular broadband), drove up consumption and posed a key growth engine.

The pay TV market resumed a strong growth to 16 million accesses in 2012 (28.5%). Low penetration in the domestic market (26% in Brazil as compared to 46% in Argentina and 64% in Chile) point to its significant growth potential, with prospects of new customers to be captured, especially using satellite technology, which represented 80% of the total gain posted in the year. The entry of new players promises to increase competition on the market even more.

The mobile broadband business also continued on its accelerated upward trend, with a 72% increase in its subscriber base. This result was mainly due to the growth of the tablet and notebook segment (with exclusive data plans) and of M2M service, which at 2012 year’s end registered 6.8 million customers. In the handset market, the rise in the penetration rate of smartphones from 10% of the mobile handset base in 2011 to 16% in 2012, according to a survey conducted by Teleco, was driven by falling prices. The launch of prepaid data package offers also multiplied access to the Internet via mobiles. The kick-start sale of 4G in 2013 promises to further expand this market.

In 2012, the voice mobile market was marked by an increase in the offer of free “on net” calls under postpaid plans, with accesses rising by 14.9% in 2012, surpassing the growth posted by the prepaid plans (7.1%). The decrease in price per minute, coupled with the “on net” offers, drove up consumption, enhancing the multi-chip phenomenon, in which a prepaid plan customer has lines belonging to different operators in a same handset.

Telefônica Brasil continues to lead the postpaid plan market with a 37% share, 11.5 percentage points ahead of Claro, whereas TIM assumed the leadership position in the prepaid plan business (28.2%, 1.2 percentage points ahead of Telefônica Brasil). The Company is also the market leader in the mobile broadband business (pen modems), boasting a 47.2% share (17.8 percentage points ahead of Claro). Claro is the leader of the M2M market, with 3.2 million accesses, followed by Telefônica Brasil, which has been registering strong growth.

In the corporate segment, competition continues aggressive in the data market, with the increase in broadband speeds offered to customers consisting of medium and small-sized companies (PEMES) at increasingly competitive prices.

Thus, 2012 ended with the expectation that 2013 will show tougher competition, increased by the adoption of new technologies (4G), broadening of product packages offers (4play), mobile data market expansion, development of MVNO and many other boosters. All these changes are expected to take place in an environment in which the Regulatory Agency will continue to be more active and demanding in relation to quality issues.

2.3 Regulatory Environment

As in 2011, 2012 was marked by strong regulatory actions. ANATEL has been centering efforts on issues such as quality improvement, universalization and competition enhancement. The minimum speeds established for both wire-line and mobile broadband became effective this year and, furthermore, the Agency required mobile operators to submit a detailed plan for each state with measures that could guarantee the quality of the service and the telecommunications networks, particularly with regard to call completion and interruption issues and user services.

With respect to the boosting of universalization and competition, regulations on Special Class Individual Access, General Universalization Goals Plan, Industrial Dedicated Line Exploration and the General Competition Target Plan were approved.

Another highlight in 2012 was the tender of radiofrequencies in the 2.5GHz and 450 MHz bands, designed for fourth-generation (4G) or LTE (Long-Term Evolution) broadband and telephone services and to take broadband to the rural areas, respectively.

Cost Model

In 2011, ANATEL launched the cost modeling project, starting as of August 25. The main objective of the cost-based pricing model is to, among other things, fix the tariffs for use of the wire-line telephone network and determine the reference values of telecom service providers’ VU-M (Value of Remuneration for Use of the Personal Mobile Service Network - SMP) and EILD (Industrial Dedicated Line Exploration). The awarded consortium, made up by the companies Advisia, Analysys Mason and Grant Thornton, will have two years in which to perform the support work for ANATEL. The STFC concessionaires have already been periodically submitting the documents stipulated in the cost model regulations since 2006, for fiscal 2005, and SMP operators have been doing so since 2008, for fiscal 2007.

Broadband measurement

In October 2011, ANATEL published new regulations on the quality of mobile services and multimedia communications (SCM), which provided minimum obligations in relation to the quality of the wire-line and mobile broadband network. These regulations require that operators guarantee minimum speed and service quality indicators.

According to the targets established in the regulations on multimedia communications (wire-line broadband) and personal mobile service (mobile broadband) quality management, operators must initially guarantee a monthly average of 60% of the speed contracted by users, whereas the instant speed must be at least 20% of the contracted service plans.

The regulations governing broadband measurement (wire-line and mobile) also establish that operators must contract and implement an EAQ (Quality Measuring Entity) to measure and disclose the quality indicators. And the latter, together with the operators and ANATEL will develop methodologies to measure and disclose results. The selection of the EAQ was conducted by the Quality Measurement Process Implementation Group (GIPAQ), made up of representatives of SMP and SCM operators, under the coordination of ANATEL.

Biennial Payment of the Percentage Fee on Revenue produced by the STFC concession

According to section 3.3 of the Switch Wire-line Telephone Service (STFC) Concession Agreement, the concessionaire must pay the equivalent of 2% of the revenue from net sales of basic and alternative service plans every two years.

In April 2007, 2009 and 2011, the Company paid the fee established in the agreement based on the revenue earned from basic and alternative service plans without computing revenue from interconnection, PUC and additional services.

In November 2011, ANATEL’s Directive Committee approved Precedent No. 11/2011 as a result of analyzing the administrative contestations filed by STFC concessionaires and decided to include in the calculation basis of the fee, revenues from interconnection, PUC, other additional services as well as operating revenue related to STFC.

Corporate Restructuring

On September 12, 2011, Law 12485 was enacted, providing that Switched Wire-Line Telephone Service (“STFC”) concessionaires could render other types of telecom services besides that established in their respective concession agreements and Multimedia Communications Service (“SCM”) within their respective concession areas.

With a view to simplifying the Company’s current organizational structure and fostering the integration of the businesses and generation of synergies as a result of streamlining the provision of services, Telefônica Brasil filed a request for ANATEL’s prior authorization to restructure the company on March 15, 2012, which became legally viable due to changes in the law applying to STFC concessionaires made under Law 12485.

The proposed corporate restructuring can only be implemented with ANATEL’s prior consent and the Agency is still examining the case.

Returnable Assets

The General Telecommunications Law (LGT) and ANATEL regulations establish that assets owned by STFC concessionaires and their affiliates used in providing wire-line telephone services will be returned to federal government when the concession ends.

In March 2012, ANATEL claimed at its Directive Committee meeting that administrative real properties should be incorporated to the list of returnable assets. It was also resolved that all concessionaires should be notified about the guidelines for approval of transactions involving the exemption, disposal or replacement of any item of the Returnable Assets List or direct use of third-party assets in providing the service under concession.

Further in relation to the question of returnable assets, in November ANATEL made information available to the Company on its Internet portal regarding the list of the returnable assets (RBR) used by the concessionaires to provide wire-line telephone services that would revert to ANATEL at the end of the concession.

The 4G Auction and Rural Telephony

On June 12 and 13, 2012, the auction of 273 lots in the 2500 MHz to 2690 MHz frequency band designed for 4G technology was held. Telefônica Brasil purchased band X, with national reach, for R$ 1.05 billion. Due to the regulations in the bidding notice, which restricted the frequency spectrum owned by each economic group in this band, the Company undertook to waive its right to the P and T+U bands used for MMDS, in the event it was unable to negotiate its MMDS business in at most 18 months. In the negotiations of MMDS related to the spectrum waived by Telefônica Brasil, the companies SKY (bands T+U), TIM (band P) will have preemptive rights in the cities of Curitiba and Rio de Janeiro and Oi (band P) in the cities of São Paulo and Porto Alegre.

ANATEL also invited bids for the 450 MHz band, which is designed to provide voice and data services in the rural areas through mobile technology. As there were no interested parties, the awarded bidders in the 4G auction undertook to supply the infrastructure to bring broadband to the rural areas, which should be regulated in 2013, according to the purchased band.

Telefônica Brasil, which purchased Band X, shall be required to provide infrastructure in the rural areas of the states of Alagoas (AL), Ceará (CE), Minas Gerais (MG), Paraíba (PB), Pernambuco (PE), Piauí (PI), Rio Grande do Norte (RN), Sergipe (SE) and the interior of São Paulo (SP), totaling 2,556 municipalities.

The time schedule to meet the goals associated with the 450 MHz band provides that 30% of the municipalities must have access to services by June 2014, 60% by December 2014 and 100% by December 2015, at a transmission speed of 256 Kbps and 100% of these localities at a transmission speed of 1 Mbps by December 2017. In order to meet these goals, the Company may use other frequency bands it has already been granted.

SMP Quality Improvement Plan

On July 18, 2012, ANATEL notified Vivo S.A. that it would have to submit a National SMP Service Improvement Action Plan to be examined and approved by ANATEL, containing measures that would effectively comply with the improvement requirements in all federal states and the Federal District, as well as aspects related to the quality of the services and telecommunications networks, especially with regard to: (a) call completion; (b) service interruption; and (c) user complaints. On this same date, ANATEL also notified the other mobile operators to present their National SMP Service Improvement Action Plans and to suspend sales and activation of SMP accesses until these plans were approved by ANATEL.

The Company, which was not affected by the suspension of sales and activation of SMP accesses, saw its action plan approved by ANATEL on September 10, 2012.

Sale of Towers

In August 2012, CADE approved the sale of 1,800 telecom towers belonging to Telefônica Brasil to American Tower. In September 2012, the sale of 1,912 towers and rooftops to GP Investments was also approved. In December, another 800 towers were sold to SBA Communications.

Biennial Payment of a Fee in the event of Radiofrequency License Renewals

In October 2012, the Directive Committee of ANATEL approved Precedent No. 13/2012, where it explains that the calculation basis will include the amount owed for the renewal of the right to use radiofrequencies set out in the Instrument of Authorization to Provide Personal Mobile Service (SMP), with these to include among other amounts, revenue from interconnections, from additional facilities or conveniences, and operating revenue from the rendering of the SMP service.

Approval of Telefônica Brasil’s SeAC request

In November 2012, ANATEL approved the adjustment of Pay TV Service licenses held by the Telefônica group to the Conditioned Access Service (SeAC).

Concession Tariff Adjustment

On February 5, 2013, ANATEL published in the Federal Gazette (DOU), the new tariffs for the basic wire-line plans for local (Act No. 762) and national long-distance calls (Act No. 765). The authorized increase was 0.568%, based on Telefônica Brasil’s request, and will apply equally to all tariffs for national long-distance plans and local STFC calls.

Greater Brazil Plan (Plano Brasil Maior)

Provisionary Measure No. 563, enacted into Law No. 12715/2012, the second phase of the Plano Brasil Maior, creates a set of benefits for different industry segments as part of a incentive package designed to rekindle the economy. In the specific case of the telecommunications industry, the law lifted part of the tax burden on the expansion of networks associated with the National Broadband Plan, on Brazilian made equipment (modems, smartphones) and on contributions to and use of the Telecommunications Oversight Fund - FISTEL (terminal and station installation and monitoring fees).

The benefits established in the law led to a reduction in cost and possibilities of increasing investments, as follows:

- an 80% reduction in FISTEL contributions for the M2M (machine to machine) market, fostering the introduction of new services and expansion of the terminal base;

- exemption of PIS/COFINS on equipment and services employed in the implementation, expansion and modernization of PNBL associated networks to 2016.

The implementation of these benefits is pending the issue of specific regulations by ANATEL. In addition, to qualify for the benefit of tax exemption on PNBL associated networks, operators must define their projects and submit them beforehand for approval.

The General Law on Antennae

There are currently more than 240 state and municipal laws governing the installation of antennae in this country. These restrictions delay and increase the cost of mobile telephone networks.

In order to draw up a single federal law, a bill entitled the General Law on Antennae (PLS 293/12) is under discussion. The bill establishes the general guidelines for installing telecommunications infrastructure in Brazil.

The main rules in this bill are the mandatory sharing of infrastructure, the establishment of a deadline for city halls to issue licenses and the creation of restrictions on cell site occupation.

The city halls will follow a simplified procedure to issue licenses for the installation of telecommunications infrastructure and these will have to be issued in at most 60 days. If the city halls remain silent during this time period, the operator may implement the infrastructure as stated in the petition.

Previous resolutions and consents approved by the Regulatory Agency in 2012:

Among the resolutions and consents approved by the Regulatory Agency during 2012, we highlight the following:

a)     Resolution No. 581/2012 – SeAC Regulations

In view of the need to update the regulations on pay TV services and replace telecommunications regulations issued before it was created, ANATEL approved Resolution No. 581/2012, which is designed to approve the Regulations on the Conditioned Access Service (SeAC), as well as on the Pay TV Service (TVC), Multichannel Multipoint Distribution Service (MMDS), Television and Audio Distribution Service Subscribed to via Satellite (DTH) and the special Pay TV Service (TVA).

b)    Resolution No. 586/2012 – AICE (Individual Special Class Access) Regulations

On April 9, 2012, ANATEL published the new regulations on Special Class Individual Access (AICE) of Switch Wire-line Telephone Service (STFC), revoking Resolution No. 427. The new regulations permit low-income families to pay R$ 13.65 (taxes included) to subscribe to wire-line telephones allowing for 90-minute calling time for local calls between wire-line telephones. The new AICE started to be sold on June 8, 2012.

c)     Resolution No. 588/2012 – Regulations on STFC Network Remuneration

On May 7, 2012, Resolution No. 588/12 approving the new regulations on STFC network remuneration was published in the Federal Gazette (DOU). Worthy of note among the main changes are the collection of TU-RL during off-peak hours based on a two-minute TU-RL per call; change in the interconnection system for partial Bill & Keep 25%-75% up to December 31, 2013 and full Bill & Keep as of January 1, 2014; change in the TU-RIU to 25% of the step 4 LDN rate in 2012 and to 20% after 2013.

d)    Resolution No. 590/2012 – Regulations on Industrial Exploration of Dedicated Lines (EILD)

This is a review of the EILD (Industrial Exploration of Dedicated Lines) Regulations, which was approved by ANATEL in May 2012 and defines the new rules for dedicated line operation by operators with significant market power (PMS), reducing the standard circuit reference values by around 30%. The reference values are used with caution in the event any arbitration proceeding is filed to resolve conflicts by ANATEL. Besides this reduction, ANATEL stipulated a four-month deadline for agreements to be adjusted to the new regulations.

Telefônica Brasil filed a motion to annul the regulations and review of the reference table, since it deems that the provisions approved in the new regulations cannot have a retroactive effect on agreements negotiated before it and that this represents ANATEL’s illegal intervention in private transactions. In addition, the Agency is believed to have illegally imposed the obligation to furnish EILD, despite its technical unavailability. Lastly, it maintains that ANATEL should review the areas in which Telefônica Brasil is purportedly deemed to have significant market power, since there is evidence of existing competition in these areas.

e)     Resolution No. 596/2012 – Regulations on Oversight

The Regulations establish among other matters, the limits, procedures and criteria for exercising oversight activities, marketing and rendering of services, telecommunications network implementation and operation, as well as the use of the orbit resources, numbering and radiofrequency spectrum.

The Resolution provides for online access to systems, applications and technology facilities of service renderers with a view to obtaining information for oversight purposes. It buttresses monitoring action on documents to be prepared by the Oversight Authority and all but the Oversight Operational Plan must be disclosed on the ANATEL Internet web page.

f)      Resolution No. 598/2012 – Regulations on Standardization Obligations

On October 25, 2012, ANATEL Resolution No. 598/2012 was published in DOU. It is through this Resolution that ANATEL regulates the provision in Presidential Decree No. 7512/2012, which provides for PGMU III for the 2011-2015 period. The regulations address issues such as the measurement criteria and population density, the concessionaire’s obligation to inform the date and time for complying with access requests, fixing of parameters to monitor the public telephone communications platform; establishment of the list of entities that can request collective access to their localities; use of backhaul by city halls; review of prospection and customer service planning time frames and establishment of a plan to disclose universalization obligations.

g)    Resolution No. 600/2012 – PGMC Regulations

On November 12, 2012, Resolution No. 600, which approves the General Competition Target Plan (PGMC), was published in DOU.

Among the key points in the PGMC, most worthy of note are the measures focusing the wholesale market and sharing of networks and infrastructure. In addition, the deadlines for reviewing the different phases of the PGMC analysis process were defined:

•    Definition of Relevant Markets: a review every 4 years, with the next review to be made in 2016;

•    Identification of Groups with significant market power (PMS): a review every 2 years, with the next reviews to be made in 2014 and 2016;

•    Application of asymmetrical steps on the wholesale market: a review every 4 years, with the next review to be made in 2016.

Under the PGMC, asymmetrical steps will only be applied in the following wholesale markets:

•    Mobile Networks Interconnection;

•    Class V Interconnection;

•    Wire-line telephones with access at speeds below 10 Mbps;

•    Local and long-distance transport at speeds below 34 Mbps;

•    National Roaming.

Telefônica Brasil has been identified as the holder of significant market power in the following markets:

Market	Breakdown of the Markets	Where Telefônica is a SMP	Act
Passive infrastructure for carrier and access networks	Towers per National Code Ducts and Ditches per National Code	All over the territory of Brazil	6,620 of 11/08/12
Call termination on mobile networks	Regions covered by the General Authorizations Plan (PGA)	All over the territory of Brazil	6,621 of 11/08/12
Roaming	Registration Area	All over the territory of Brazil	6,622 of 11/08/12
Offer of landline access network infrastructure for data transmission using a pair of copper wires or coaxial cable at transmission baud rates equal to or lower than 10 MBPS	Municipality	621 municipalities	6,617 of 11/08/12
Wholesale offer of landline network infrastructure as a local and long distance carrier to be used for data transmission at transmission rates equal to or lower than 34 Mbps	Municipality	622 municipalities	6,619 of 11/08/12

The main asymmetric rules adopted under the General Competition Target Plan:

General Rules for Wholesale:

•    Replicability of the Reference Offers;

•    Rules for the Composition of Conflicts;

•    Wholesale Offer Supervising Authority;

•    Wholesale Database Implementation Group;

•    Establishment of a Wholesale Board of Directors

•    Passive infrastructure sharing;

•    Reference offers: Full Unbundling, Bitstream, EILD and Backhaul;

•    Installation of Traffic Exchange Points (TEPs) on demand.

Measures for the Mobile Business:

•    Roaming agreements (based on retail prices);

•    New type of tariff system for SMPs and non-SMPs (Partial Bill&Keep);

•    Gradual reduction of the VU-M values till the enforcement of a cost model expected for 2016.

h)    Resolution No. 604/2012 – Regulations for Successive Calls

On November 29, 2012, ANATEL issued Resolution No. 604/2012 which approved an amendment to the Mobile Personal Service Regulation that now establishes that successive calls from a cell phone number to the same number should be regarded as a single call for tariff purposes. To be regarded as successive calls, these calls must be made in a maximum interval of 120 seconds between the same source and destination numbers. This change will become effective in 90 days.

2.4Business Strategy

The telecommunications market in 2012 remained at a good growth level marked by strong actions taken by the regulatory agency which involved inspections and the fulfillment of quality goals for all services in the industry.

Despite a deceleration with regard to the previous years, mobile telephony continued being driven by data services, leveraging the industry and reaching expansions of more than 60% in the various types of mobile broadband access modes in Brazil.

The Company kept its strategic guidelines based on the valuation of high value mobile customers, prioritizing loyalty and profitability, particularly with regard to postpaid customers in a highly competitive market, thus increasing by almost 17% its customer base, 0.3% of market share. Telefônica Brasil has also dedicated efforts towards developing and winning mobile broadband market value, closing the year with more than 3 thousand municipalities served with 3G coverage. We have also launched the 3G+ mobile broadband service providing 3x more speed and greater profitability.

For winning postpaid clients, Telefônica Brasil continued applying its strategy of quality and coverage based differentiation for its mobile services and launched new plans giving priority to Internet and smartphone services, particularly for higher value segments. Our guidelines determined:

•Continued business focus on unlimited postpaid service plans;

•Launch of offers with discounts for new high value services without subsidizing the purchase of devices, both for the unlimited postpaid service and Control plans;

•National launch of 3GPlus plans providing higher Internet service speed and greater download allowances with a positive impact on the average revenue per user (ARPU);

•Continuance of combined offers (2+1 and 3+1 combos) to customers using mobile voice, Internet and landline services.

As far as the prepaid services are concerned, the 2012 year was marked by a tough competition scenario as a result of highly aggressive offers. To cope with the characteristics of this market and assure the commercial attractiveness of our services, it was necessary to develop promotions offering all types of connections to those customers. Thus, Vivo Sempre, which already charged the customers a R$0.05/minute fee when talking to any Vivo customer in Brazil, started providing SMS service to any operator for just R$0.05 a message. In addition, the allowance for the prepaid Internet service monthly package was increased from 20MB to 200MB. The Vivo Sempre Internet service was launched at a rate of R$9.90 a month, that is, R$0.33 a day.

The strategy for sustaining the Vivo Sempre service plus increased competitiveness in its Internet offer provided the Company with optimum financial results during 2012. A point that should be highlighted is the revenue obtained from the sale of recharges with a growth around 20% in comparison with the previous year, a rate above the growth of the Company's customer base.

In the commercial area, Vivo Sempre offers also showed to be highly attractive to win new customers. On the other hand, the customer base expansion was impacted by the adoption of more rigid criteria for disconnecting customers, particularly in the last quarter.  This has given the Company a cleaner and more active prepaid customer base.

The landline service, in turn, showed a more expressive market growth in broad band services. Telefônica Brasil followed this expansion based particularly on the convergence of landline-mobile services and on the acceleration of UBB offer based on the FTTH service, which makes it possible to reach speeds up to 200 Mbps, and since the 4T12 also offers the IPTV service. Regarding the Ultra Broad Band service on fiber, the Company has also significantly improved the quality of the services provided by reducing in half the number of monthly defect tickets.

The voice defense strategy in the landline service was marked by a portfolio change, encouraging the use of all types of traffic. Lower value plans have been successfully replaced by higher value plans offering more benefits, particularly by the offer of on net unlimited local plans and low-cost minute plans focused on active channels and customer retention.

The portfolio attractiveness was reinforced by the Favorites offer, which grants Vivo customers 300 free minutes to talk from their landline phone to up to 3 Vivo cell phones and each of the Vivo cell phones earn 100 minutes to talk to the landline number. The combined offer of unlimited lines + Favorites was highlighted in the policy of all channels for the acquisition and profitability of the voice service complex.

In addition to voice service offers, the convergence strategy has become increasingly important, combining the landline service with products having a high market potential, with Internet, Mobile Voice and TV.

In 2012, we expanded our landline market coverage to regions out of the State of São Paulo, increasing it from more than 90 municipalities in 4 states in 2011 to 202 municipalities in 12 states and now reaching 45.3 million people, a number that represents 30% of the total population out of the State of São Paulo. In addition to a broader coverage, portfolio improvements were made with a focus on the fixed-mobile synergy, offering more benefits to customers who are already subscribers to postpaid lines or are interested in the Internet Casa services. The main difference of our offer with regard to the competition is the offer of F-M traffic at competitive prices.

Regarding the mobile Internet services for large screens (modem), we launched a new 3GPlus service portfolio with higher speeds and significant improvements in the value proposal. The Internet Casa - an innovative service targeted at customers who use mobile Internet to replace the fixed Internet service - has reached great acceptance by customers. This service offers greater allowances and Wi-Fi routers, which allow the connection of up to 4 devices simultaneously.

The Company continued fostering the Popular Broadband Program which has already exceeded 300 municipalities covered by the National Broadband Plan (PNBL), aimed at providing access to this service to the lower income strata of the population.

As far as pay-TV is concerned, the focus was on the launch of new video offers on fiber connections (Vivo Fibra TV) and video over-the-top (Vivo Play), jointly developed with Telefónica Digital. The investments in other video technologies involved the completion of services already offered to our landline and broadband customers, and were aimed at increasing customer loyalty and the average revenue per customer.

Our brand

The year was also marked by an expansion in the scope of activities of the Vivo brand to represent the products and services offered by the Company in Brazil.T his choice was the result of the high recognition of the brand value in its nine years of history in Brazil. Thus, the whole Company was mobilized in the integration of processes and structures to ensure the best experience for our customers and reinforce the already known brand attributes, such as quality and innovation.

The brand changing process started in 2010 and directly involved more than 150 people in 18 months of work. In this period, all points of contact with our clients, which were previously identified with the Telefônica brand, were changed to show the Vivo brand. 315 stores were changed and 26 thousand pay phones replaced.

The Vivo brand evolved to comprise the delivery of telecommunications products and new values started to be used as a guide for all brand actions: innovation, simplicity, proximity, enthusiasm and confidence. To reflect its new position in the market, the Vivo brand was given a new signature in its communication media: “Conectados vivemos melhor”.

The brand esthetics also evolved, bringing new elements: a new version of the Vivo logo, with increased volume and modernity, besides pictographs representing the service categories – mobile, fixed, Internet and TV.

All these efforts assured the achievement of very positive results for the brand. According to Brand Finance, Vivo was considered, for the eighth time in a row, the most valuable brand in Brazil for mobile telephony, reaching the value of R$ 8.8 billion, thus coming 8th in the overall ranking. The Vivo brand value is also demonstrated by other titles and prizes the Company was awarded in 2012.

Vivo was again considered the most reliable phone operator in Brazil (2012 Brazil's Most Reliable Brands Prize – Ibope), nine awarded prizes in a row. Vivo also kept for the sixth time the title of the most remembered brand among the mobile operators (Folha Top of Mind - Datafolha). Vivo was also chosen as the operator brand most loved by Brazilians in a survey conducted by Shopper Experience.

In addition, the, the Company was also awarded a series of recognition prizes during the year. The Company was chosen by the Carta Capital Magazine as the most admired telecom operator and by the Isto É Magazine as the best company in this industry.

All these results demonstrate the acknowledgment of our commitment to the permanent search for quality in all we do and our responsibility for increasingly valuing the connections made by all the people so that they may live in a more human, safe, intelligent and amusing way.

Media Plans and Campaigns

Media Communication

Our main challenge in 2012 was to establish Vivo as a brand with a complete portfolio of solutions and the mission of creating even more possibilities for keeping people permanently connected. In our media communication, we always seek to highlight the Company's quality differentials and coverage, besides stressing the benefits of our services in the life of the people by means of day-to-day good humor situations.

Particularly in the State of São Paulo, where Telefônica was playing the role of a commercial brand, we carried out several actions to mark the turnaround and inform the customers about the change, bringing them closer to the Vivo brand.

Among the actions related to the brand change is the Vivo Call Parade, a large art exhibition held outdoors whose purpose was to make the population aware of the importance to preserve and not damage pay phones. New talents, selected in a cultural competition, as well as consecrated artists, have painted 100 pay phone domes which remained in exhibition at selected spots in São Paulo.

Another action developed in the City of São Paulo was the Vivo Open Air, the world's greatest movie festival held outdoors which was relaunched with an unprecedented 325 m² screen. The event also included shows and a number of attractions. With the huge success achieved, this action was also implemented in Rio de Janeiro and Recife.

A national campaign was launched to inform the public about the expansion of the brand scope and its new position. At the time, the film brought a new reading of the brand launch mantra with a 3D animation and personalities representing the plurality of Brazil (people, scenography and cultural customs) from a digital point of view.

To boostour campaign and increase our interactions with customers, we also included a series of digital actions on our Facebook, such as short funny films with characters full of life, games and special downloads. And more: for the first time in Brazil, we promoted the interaction of a piece of ad film with the mobile phone by using an application that would recognize our film on TV or on the YouTube, bringing exclusive contents to the cell phone.

We also added a number of novelties to our offers aiming at providing our customers with more benefits. We also increased the benefits provided to the Vivo Sempre prepaid service customers, including SMS and Internet at promotional rates, besides the offer of 5 centavos/minute to keep people permanently connected.

For the postpaid customers, in turn, we reinforced new Unlimited Vivo Smartphone plans and presented the SmartVivo concept which highlights the fact that the smartphone becomes smarter with the Vivo delivery quality. We also launched innovations in this segment to make the life of our customers easier. Among them is the 3GPlus technology which assures a connection rate up to three times faster than the traditional 3G connection. This novelty was covered by a promotional campaign consisting of 4 films for TV, highlighting the speed differential in curious situations and showing in a ludic way how the connection could be as fast as our thought.

Particularly in the State of São Paulo, our efforts were targeted towards placing the Vivo brand as quality Internet so the customers could connect to the Internet at home or from wherever they were. This was done by means of the Internet portfolio campaign. The communication showed part of the Company's portfolio, presenting the Vivo Speedy and Vivo Internet mobile services with plans starting at R$ 29.80/month. That was our first campaign offering fixed and mobile Internet services after the adoption of the Vivo brand for services that belonged to Telefônica. In this connection, other actions have been developed combining different services of our portfolio with advantages that would further connect our customers.

Another novelty in the State of São Paulo was the launch of Vivo Fibra with the announcement of the fiber technology differential, the only one in the market, which goes as far as the customer's home carrying quality and experience for the connection of pay-TV and Internet services. Also, a campaign was launched with ads in magazines and infomercials, highlighting the Vivo's 3-in-1 combo, promoting Vivo Speedy, Vivo TV and Vivo Fixo services.

The brand promotion was also innovated with the launch of our "Eu Vivo Esporte" sports platform, which evolved from “Eu Vivo a Seleção”, created in 2010 for the activities related to our sponsorship of the Brazilian soccer team during the World Cup. This new environment was created with 200 thousand registered rooters and contains information on the Company's sports sponsorship, besides offering exclusive contents, promotions, benefits to customers and access to a sports service store.

In 2012, the Vivo brand brought a great novelty to the market: the Valoriza Vivo relationship program in which all customers may get a 50% discount on the ticket prices of the Cinemark movie theater network, points that could be exchanged for devices, Internet packages, minutes and much more. To promote these services, we produced an interactive film that told the story of a relationship that kept improving over the time, reinforcing the campaign concept: "the more we extend our relationships the more we win". That was an unprecedented action involving digital contents presented in 3 navigation levels which encouraged people to interact with the film to watch extra and tutorial scenes related to each benefit.

To be closer to our customers, we have been increasingly investing in Branded Content actions, abandoning the traditional communication formats and entering the consumers' day-to-day life, showing our position by developing relevant contents that provide entertainment. For example, in addition to digital actions related to the brand change and the Vivo Valoriza film, it was the PingPong challenge that made it possible to explain the 3GPlus in an unusual way.

Finally, another action that should be highlighted because of its innovative nature was the year's end gift given by Vivo to all its customers: the word "saudade" (a Portuguese sentimental word for a missing you feeling) shows like no other word the importance of being connected at this time of the year when there are so many get-togethers and parties. Our customers had the chance to be closer to those they love by sending them a free SMS with the word "saudade".

Corporate Business Unit

Our Company plays a very important role in the connection of the Brazilian corporate society, promoting quality communication for organizations of all sizes – from very small projects to multinational companies – integrating communities of companies and their employees and contributing to the development of business value chains.

According to the Ipsos Institute 2012 survey, Telefônica Brasil kept its leadership in the corporate service segment and increased its market share of mobile lines in Brazil, reaching 35% of the total. The Company continues to be the leader in the landline service market in São Paulo serving 84% of the corporate customer community.

In 2012, the corporate accesses increased by 25%. There was also a 37% net earning with regard to the previous year.

The fixed and mobile convergence was the great event to be highlighted in the year 2012. We focused on the development of synergies among all sales channels of the segment, integrating them for the sale of landline, mobile and converging products, besides the regional integration.

There was also the launch of products and converging offers, such as, for example, the Vivo Chamada Inteligente, which is a mobile solution involving a fixed line which, with the use of a chip, allows for a fixed-mobile call to be made at the same mobile-mobile connection cost. In addition, we consolidated the launch of Vivo Fixo and Vivo Box, fixed service solutions with mobile technology plus 3G Internet packages sold in regions out of the State of São Paulo.

Besides keeping a focus on the convergence of services, we also supported the growth of other products that accounted for a large part of the results achieved. The mobile service showed a 12% net revenue growth, besides record access figures:

•         Net earnings growth of 50% in the mobile voice service;

•         A 4x net revenue growth in the sale of mobile phones in comparison with the 2011 figures;

•         Increase in the penetration of the Internet packages for terminals from 19% in 2011 to 30% in 2012, leveraging the segment ARPU;

•         81% growth of M2M net earnings, which was possible with the inclusion of the market's five major credit card operators;

•         Launch of new voice roaming packages with a 200% MOU growth;

•         Launch of new unlimited plans for data roaming, resulting in a 42% growth in the number of users.

The following points should be highlighted with regard to our landline services:

•         In the voice service, the 12% increase in net earnings, thanks to brand loyalty development actions and customer retention, sale of package offers and 95 thousand additional TOIP terminals (IP Telephony) sold;

•         There was a significant increase of the broadband service share in the product mix involving higher speed solutions using fiber and cable technology;

•         Data maintenance kept being the product with greater growth among landline solutions: +8% of net revenue, 60% higher than the market average. In 2012, focus was laid on the development of new data technologies that would allow higher speed sales, besides the expansion of this service at a higher value-added price to small size customers;

•         Growth with 11% highs in IT Solutions thanks to adequacy of our portfolio, which now includes tablets.

For 2013,the Company reiterates its commitment to quality and customer satisfaction, connecting companies through the provision of telecommunications services and thoroughly contributing to the development of Brazilian enterprises.

3.       Business performance

The operations of Telefônica Brasil and its subsidiary are particularly related to the provision of fixed telephony services in the State of São Paulo and mobile telephony all over Brazil, under a Switched Fixed Telephone Service (STFC)concession agreement and the authorizations granted by the National Telecommunications Agency (Anatel). The Company and its subsidiaries are also authorized by Anatel to provide other telecom services, such as data communication, broadband Internet, mobile telephony services and pay-TV services.

Infrastructure – Network

In 2012, the Company continued the consolidation process of a robust network, capable of meeting our customer's expectations. Advances were made in the migration from TDM to NGN switch offices, reaching 41% of the migrated landline traffic in the revamping of the switch offices and adaptation of the data center infrastructure. An example of this modernization process is a project that started to be implemented and will allow the replacement of fiber cabinets (ARO) for MSAN.

The Company continued expanding the capacity and coverage of its GSM/EDGE and WCDMA mobile networks to absorb the increasing voice and data traffic requirements, keeping itself further ahead of its competitors with the aggressive growth of its 3G coverage, thus becoming the absolute leader in this segment.

At the end of 2012, our mobile network covered 3,743 municipalities using the WCDMA, GSM/EDGE and CDMA digital technologies. This number is equivalent to 67.26% of the total number of municipalities in Brazil or 90.98% of the population.

As far as the 2G/GSM-EDGE network is concerned, the Company closed the year with 645 municipalities covered in São Paulo, 409 in Rio Grande do Sul, 464 in Paraná and Santa Catarina, 170 in Rio de Janeiro and Espírito Santo, 340 in Bahia and Sergipe, 611 in Minas Gerais, 408 in the Northeast Region and 693 in the Center-West and North Regions, totaling 3,740 municipalities.

At the end of 2012, the 3G/WCDMA network was available in 519 municipalities in São Paulo, 391 in Rio Grande do Sul, 370 in Paraná and Santa Catarina, 170 in Rio de Janeiro and Espírito Santo, 328 in Bahia and Sergipe, 527 in Minas Gerais, 390 in the Northeast Region and 405 in the Center-West and North regions, totaling 3,100 municipalities served by the Company with this technology.

An important advance made was the national expansion of the HSPA+ network (or 3GPlus as commercially known) used all over the Company's 3G network. This technology allows customers having compatible terminals to attain still higher data transmission speeds, being able to reach up to three times the traditional 3G rate.

In 2012,the number of broadband accesses increased by approximately 100 thousand in our landline services. The Company's broadband product portfolio in xDSL is offering baud rates starting at 250 kbps and may reach 25 Mbps. The “Popular Broadband” project, which provides services at baud rates of 250 kbps to 1 Mbps, reached1.2 million subscribers in 2012. Broadband services are also offered using coaxial cables and speeds from 8 Mbps to 100 Mbps.

With the use of the DLM ASSIA platform, which improves the diagnosis quality and customer stability, besides increasing the assertiveness rate when recommending a speed upgrade, more than 300 thousand upgrades were completed in 2012. The purpose of these actions was to develop brand loyalty among the customers and increase revenue.

The FTTH should also be highlighted. It is the most advanced broadband technology available for fiber, making it possible to reach speeds up to 200 Mbps.

In 2012, our Vivo Speedy service reached 3.7 million customers served by xDSL, fiber and coaxial cable.

Distribution Network

The Company closed the year with 318 points of sale of its own for providing services to its customers all over Brazil, keeping its leadership with the capillarity of its own stores.

In addition to the 11,720 points of its efficient network of authorized dealers (resellers and retailers), the Company  kept its leadership in the number of points of sale at the closing of the year 2012.

With the objective of serving strategic cities or locations without the presence of physical points of sale, we closed the year with 50 partners (Telesales and Door to Door), with approximately 1,200 salesmen working to capture new customers, particularly for Vivo Fixo, Postpaid and Data services.

We also have our own on-line store and one authorized e-commerce operation for the sale of services over the Internet.

For credit recharges, in 2012, the prepaid mobile service customers counted on approximately 600 thousand points of sale, including the Company's own stores, authorized agents, lottery stores, post offices, bank branches and small retailers, such as pharmacies, newspaper stands, libraries, bakeries, gas stations, bars and restaurants, which are served by the Company's distributors of physical cards and virtual distributors. Recharge is also offered through credit and debit cards, using VISA and Mastercard machines, call center, Vivo PDV (M2M using a cell phone for transferring the recharge credit), Personal Recharge (recharge of the cell phone itself), as well as certain accredited Internet sites.

Information Systems

In 2012, the Information Technology area concentrated efforts to speed up initiatives of transformation and integration of the fixed and mobile operations to meet the business convergence requirements, generate efficiency in all processes of the Company and leverage the capture of operating synergies.

On the axis of convergence of our business, the IT area acted as an agent to make it possible to unify the brands of the Group in Brazil, consolidating the Vivo commercial brand and promoting the convergence of the main customer service channels:

▪  Online: A converging fixed and mobile portal with a single login and more than 180self-service features;

▪  Presential: Sale of our portfolio complete with fixed and mobile service products at the Company's main stores;

▪  Call Center: Identification of landline and mobile service customers at all customer service numbers with differentiated attention for the converging customer (dedicated customer service islands).

Also with regard to convergence, the IT department took important steps towards the implementation of structuring solutions, particularly the initiative of unifying the interconnection systems, a task that was completed in12 months only. With this project, Telefônica Brasil has become the first Brazilian operator to have a single interconnection platform for the fixed and mobile operations with a capacity for billing more than three billion tickets a month.

We have also moved forward in the development of the project for unification of the Corporate Customer Relationship System with the implementation of a Management System for Converging Opportunities, a single register of customers, and a portfolio management with geographical segmentation.

In addition, 2012 was also highlighted by initiatives designed to leverage business efficiency through electronic channels and the automation of low value-added activities, such as:

▪  Encourage the use of self-service channels with the addition of new features to URA and customer service via SMS, creating more options to the customer and reducing the service volume provided by the call center;

▪  Automation of the certification activities involved in the installation and repair activities offixed broadband and voice services, reducing the time of installation and repair and assuring that the end customer will be provided with a higher quality service.

Another IT commitment was the assurance of sustainability for the business. As part of the Data Center Consolidation Plan, whose purpose is to generate synergies in the use of assets, the IT has moved forward in the occupancy of the new Tamboré Data Center with applications of the fixed and mobile operations.

The new Data Center which, in 2011, already accumulated a number of internationally acknowledged certifications, such as TIER III Certification for Design and TIER III for Constructed Facilities, granted by the Uptime Institute (which prove that the design work complies with the most stringent requirements for availability and security and that the original design was strictly followed during the building process) was again acknowledged in 2012:

▪  LEED GOLD certification granted by the USGBC – U.S. Green Building Council, which assesses the decisions made during the construction to comply with the sustainability requirements. The Tamboré Data Center was the first one in Latin America to be awarded this certification;

▪  2012 Data Center Dynamics Awards, granted in the Mega Datacenter innovation category.

Finally, in order to meet our business requirements with a competitive time-to-market, we have also restructured and unified the IT crosswise processes.

For 2013, the greatest challenge to be faced by the IT area is to keep itself aligned with the Company's requirements and further strengthen its position as a business growth agent, providing solutions to stimulate innovation and commercial and operational efficiency.

Customer Service

In 2012, Telefônica Brasil moved forward in its customer service differentiation model by starting a broad segmentation process that recognizes the decision made by the customers to concentrate their fixed and mobile connections with the Company. This will provide a differentiated experience starting in the first half of 2013.

The customer service segmentation allows the Company to improve its multichannel model based on the strategy of providing innumerable possibilities of relationship. In 2012, there was a significant advance in the massification of electronic channels, such as Vivo Atendimento SMS, now used by more than 2.5 million customers a month. The growth-of-use rate of these channels kept the two digit figure of the previous years and reached a 70% share in the total of consolidated contacts received in the year.

With regard to the customer service quality, the ranking published by the Consumer Protection Agency in São Paulo (Procon) shows that the Company has attained the best results among its direct competitors, thus indicating that Telefônica Brasil is on the right way to always offer the best services to its customers. In the last three years, significant improvements were made in our internal processes. This caused a positive impact on the volume of demands filed with Market Regulatory Agencies, such as the PROCON/SP Foundation.

With regard to the mobile services, the expansion of the means of contact and the quality actions ensured another year of quality leadership. According to Anatel's indicators, we kept achieving the lowest rate of complaints during 2012 (with regard to customer base) and the best rate of performance in customer service. Among the four major domestic players, we remained ahead of our competitors in 43 of the 44 months of the rate measurements.

In addition, our Company showed the best performance indicators among the operators in the telecom industry according to the second edition of the Consumer Protection Public Indicators issued by the Ministry of Justice.  Our Company also showed the smallest number of complaints filed with consumer protection agencies all over the country that are integrated with the National Information System for Consumer Protection (Sindec) with a 7.2% reduction in the number of complaints with regard to the previous year.

Finally, the data available shows that the Company is in the leading position among the companies in this industry that best solve customers' complaints with an 83.7% of claim settlements, and that the Company is the telecom operator with the highest proportion of agreements in hearings, 80.1%.

Operating Performance

At the end of 2012, the Company reached a total of 76,137 thousand mobile accesses, restating its leadership position with a 29.1%marketshare. The numbers below show the mobile service operating behavior:

With regard to the landline service, the Company closed the year 2012 with 14,978 thousand revenue generating units, a2.2% drop with regard to the previous year. There is, however, a clear change in the mix of the services provided increasing the share of broadband accesses over the lines in service from 33.1% in 2011 to 35.1% in 2012.

Broadband - reached 3,733 thousand customers at the end of 2012, a 2.8% growth or 102 thousand net additions with regard to the 2011 additions. This evolution reflects the customer's confidence in the Company's commitment to quality. The FTTH (Fiber to the Home) access helped in this evolution.

Lines in Service – reached 10,646 thousand customers in 2012, reduction of 3.1% with regard to 2011, due to the acceleration of the landline-mobile replacement. The continuous growth of the corporate segment(+4.9% in the year) offsets part of this drop.

Pay-TV – reached 600 thousand customers in 2012, reduction of 14.2% with regard to 2011.

Thus, the Company closed 2012 with 91,115 thousand customers, which means a growth of 4.9%, the country's largest telecommunications company.

4.             Financial Performance

4.1 Net Operating Revenue

In 2012, the consolidated net operating revenue of the Company was R$33,931.4 million, a 16.5% increase in comparison with the 2011figure, which was R$29,128.7million. This growth results from the increased broadband service revenue, corporate data and sale of mobile terminals with access to the Internet. Revenues are impacted by the VC1 Fixed Mobile reduction.

The net operating revenue from the sale of goods was R$1,106.5 million, 36.4% higher than the 2011 figure, which was R$811.3million. This variation is related to the commercial activities in the fiscal year, which were positively impacted by the sale of modems and smartphone plans, particularly with regard to 3G+ plans, besides the sale of SIM Cards.

Operating Costs and Expenses

The operating costs less depreciation and amortization have increased 13.2%, reaching R$ 21,226.0million in 2012 (R$ 18,745.4 million in 2011). This is due, in particular, to the increased expenses with the services provided, increased expenditures with lease, insurance, condominium fees and Fistel tax, offset by a reduction in the cost incurred with the means of connection and sales expenses, particularly commissioning, besides an increase in the expenditures with the Provision for Doubtful Debts (PDD).

4.2 Operating Profit before Net Financial Expenses

The operating profit before the consolidated net financial expenses increased by 24.4%, from R$5,797.4 million in 2011 to R$7,212.3 million in 2012. This evolution was helped by the revenue increase from the broadband service and data services, besides the sale of non-strategic assets.

4.3 EBITDA

The EBITDA in 2012was R$12,705.4 million, a 22.4% increase over the R$10,383.3 million figure of 2011. In turn, the EBITDA margin reached in 2012was37.4%, a 1.8% increase with regard to the 35.6% margin achieved in the previous year. This growth was helped by the data and value-added services revenue increase, besides the sale of non-strategic assets.

In million reais – Consolidated	2012	2011

Operating profit before revenues and financial expenses (*)	7.212,3	5,797.4

Depreciation and amortization expenses
In the cost of the services provided	4,132.4	3,582.6
In service marketing expenses	927.9	684.9
In overhead and management expenses	432.8	318.4

EBITDA	12,705.4	10,383.3

EBITDA Margin
a) EBITDA	12,705.4	10,383.3
b) Net operating revenue (*)	33,931.4	29,128.7
a) / b)	37.4%	35.6%

 (*) See statements of results.

4.4 Indebtedness and Financial Result

Consolidated	2012	2011

Loans and Financings (Note 18.1)	(5,011.3)	(4,947.5)
Debentures (Note 18.2)	(2,955.9)	(1,256.4)
Total indebtedness	(7,967.2)	(6,203.9)

Derivative operations (Note 36)	271.3	98.2

Indebtedness after derivatives	(7,695.9)	(6,105.7)

The Company closed the 2012 fiscal year with a gross debt of R$ 7,967.2 million (R$ 6,203.9 million in 2011) or 17.8% of its owner's equity (14.3% in 2011). The funds raised are 19.9% denominated in a foreign currency (US dollar and basket of currencies - UMBNDES) and 80.1% denominated in the Brazilian currency.

The Company is always making every possible effort to take the required actions, according to the market conjuncture, to protect its debts against the events of occasional exchange rate devaluations.

4.5 Year's Results

The consolidation of the year results, calculated according to the Joint Stock Company Act, shows a Net Profit of R$ 4,452.2 million in 2012 (R$ 4,362.2 million in 2011), a 2.1% increase with regard to the previous year, reflecting the better operating and financial performance of the Company. The net margin was 13.1%.

In million reais	2012	2011

a) Net profit in the fiscal year (*)	4,452.2	4,362.2
b) Net operating revenue(*)	33,931.4	29,128.7

a) / b)	13.1%	15.0%

(*) See statements of results.

4.6 Investments

In 2012, the Company invested R$5,067 million in projects (not including licenses) which assure the delivery of the current result and make it possible for the Company to cope with the medium term competitive scenario.  In addition, we invested R$1,050 million in the purchase of 4G mobile licenses (450 MHz and 2500 MHz spectrum) in an auction held by Anatel in June 2012.

A significant portion of our resources has been allocated to provide for growth with quality in the services provided. The investments made to keep service quality and the customer base expansion represented 68% of the total amount invested in 2012.

To cope with the ever increasing requirements of a connected society, we have made significant investments to support the strong growth of data customers, both for fixed and mobile customers or in high speed services for the corporate market. In addition, the Company is paving the way for the future of its broadband operations by optimizing the occupancy of its fiber network that already exists in São Paulo, reaching 112 thousand FTTH customers in2012. The Company also purchased the new IPTV platform to leverage the sale of TV service through the fiber infrastructure.

We have also been investing in the expansion of the Brazilian data transmission backbone to cope with the mobile data traffic demand all over our national territory. In 2012, more than R$1 billion was invested to assure that the whole range of data services offered to customers could be supported.

We have taken advance actions for winning the Internet potential in several regions of Brazil which are currently under a repressed demand. As a result, the Vivo Internet Brazil Project is now reaching more than 3 thousand municipalities with 3G coverage.

In addition to data services, important investments were made in the maintenance and expansion of the voice service, which accounts for a significant part of our revenues. In 2012, a concentrated effort was dedicated to the improvement of signal quality in several regions involving the construction of new sites in regions that were already covered. As far as the landline service is concerned, the investments made to recover the existing network should be highlighted (for example, technological upgrade of multiservice cabinets, improving service quality.

Making it possible to offer the Vivo quadriple-play service, investments were made in the pay-TV operation with the sales being channeled through different platforms.

Investments were made in the integration of landline and mobile operations, telecom systems and networks. To increase the synergies among the operations and teams, substantial investments were made in the Company's new headquarters (Berrini Eco Building).

Significant investments were also made to support our business (systems, points of sale, and customer service). In 2012, besides our investments in the evolution and improvement of the operating systems, we started migrating our systems to the new Data Center, thus paving the way for the future technological evolution of our operations. It is also worth mentioning the investments made in maintenance and the evolution of the call center and the Company's stores.

5.             Capital Market

Telefônica Brasil has its registered common shares (ON) and preferred shares (PN) negotiated at BM&FBOVESPA under the VIVT3 and VIVT4 symbols, respectively. The Company also has ADRs negotiated at the NYSE under the VIV symbol.

The VIVT3 and VIVT4 shares closed the year quoted at R$ 43.65 and R$ 49.00, showing an annual devaluation of 8.7% and 5.6%, respectively, considering an evolution of 7.4% of the Bovespa rating. ADRs closed the year at US$ 24.08, dropping 13.4% in the year, considering the 5.3% evolution of the Down Jones rating in the period.

The average daily volume of the VIVT3 and VIVT4 shares in the year was R$770.3 thousand and R$53,207.1 thousand, respectively. In the same period, the average daily volume of ADRs was US$43,000.8 thousand.

The chart below shows the performance of the Company's shares last year:

5.1. Shareholders' remuneration policy

According to its by-laws, the Company must distribute at least 25% of its net profit in the adjusted fiscal year as dividends. The shareholders holding preferred shares are assured to receive an amount 10% higher than the amount assigned to each common share.

The declared dividends based on the 2012 results reported by Telefônica Brasil reached the total of R$ 4.3 billion as shown on the table below.

2012	Deliberation	Shareholding position	Gross Total (million reais)	Net Total (million reais)	Shares	Gross value per share (in reais)	Net value per share (in reais)	Beginning of the Payment
Dividends (base in 2012)	Shareholders' General Meeting 2013	Shareholders' General Meeting 2013	1,498.8	1,498.8	Common	1.251620	1.251620	Till 12/21/2013
					Preferred	1.376782	1.376782
Dividends (base in 2012)	01/10/2013	01/21/2013	1,650.0	1,650.0	Common	1.377914	1.377914	Starting on 02/18/2013
					Preferred	1.515705	1.515705
Dividends (base in 2012)	11/05/2012	11/23/2012	1,122.5	1,122.5	Common	0.937417	0.937417	Starting on 12/12/2012
					Preferred	1.031158	1.031158

5.2. Purchasing plan for the Company's own issued shares

On November 7, 2011, the Company issued a notice informing about the approval by the members of the Board of Directors of a plan for the purchase of common and preferred shares issued by the Company for later cancellation, sale or keeping in the Treasury, without any reduction in the capital stock. This was done to increase their value to shareholders. For this repurchase, we have used a portion of the capital reserves that existed on June 30, 2011, except for the reserves referred to in Art. 7, items (a) to (d) of CVM's Instruction No. 10/80.

The repurchase started on the date the decision was made and remained in force till November 6, 2012. The purchases were made at BM&FBOVESPA, always at market prices, all within the legal limits and a maximum number of up to 2,912,734 common shares and 25,207,477 preferred shares.

On November 5, 2012, the Company issued a notice informing about the approval by the members of the Board of Director of a new plan for the purchase of common and preferred shares issued by the Company for the same purpose as above. For this repurchase, we will be using the capital reserves shown in the last published balance sheet (R$ 2.7 billion) except for the reserves referred to in Art. 7, items (a) to (d) of CVM's Instruction No. 10/80.

A new repurchase started on the date that the decision was made. It remained in force till November 4, 2013. The purchases are made at the BM&FBOVESPA, always at market prices, within the legal limits and a maximum number of 2,894,534 common shares and 24,257,777 preferred shares.

5.3 Shareholding Status

As of December 31,2012	Common	Preferred	Total
Controlling Company	350.127.371	480.624.588	830.751.959
	91,76%	64,60%	73,81%
Minority shareholders	31.208.300	261.308.985	292.517.285
	8,18%	35,12%	25,99%
Treasury shares	251.440	2.081.246	2.332.686
	0,07%	0,28%	0,21%
Total number of shares	381.587.111	744.014.819	1.125.601.930

5.4 Company's Events

Company restructuring involving its wholly-owned subsidiaries.

At a meeting held on March 15, 2012, the Board of Directors approved a proposal for restructuring the Company involving the Company's wholly-owned subsidiaries for a rationalization of the services provided by those subsidiaries and the concentration of telecom services in a single Corporation.

At the end of the process, economic activities other than telecommunications services, including value-added services, as set forth in Art. 61 of the Telecommunications General Law, provided by the various wholly-owned subsidiaries concentrated at Telefônica Data S.A. (which will continue to exist) and the remaining telecom services will be unified in the Company which, for this purpose and as the final stage of the Company's restructuring process, will incorporate those companies.

The Company's corporate reorganization will only be implemented upon Anatel's prior authorization.

End of the TVA acquisition process

On June 6, 2012, in compliance with CVM's Instruction No. 358 of January 3, 2002 and complementing the relevant facts disclosed on October, 2006, November 7, 2007 and December 5, 2007 and the Notice to the Market issued on September 30, 2011, the Company enforced its purchase option with regard to (i) 71,330.508 remaining common shares corresponding to 51% of the voting capital of Lemontree Participações S.A. (“Lemontree”), the controlling company of Comercial Cabo TV São Paulo S.A., cable TV service operator in the State of Sao Paulo; and (ii) 923,778 remaining common shares of GTR Participações Ltda., holder of 50.9% of the common shares of TVA Sul Paraná S.A., cable TV service operator out of the State of São Paulo, these shares being previously held by the Abril Group.

The Purchase Option now enforced represents the end of the purchasing process of the remaining shares of Lemontree and GTR-T, which started with the partial enforcement of the option implemented on September 29, 2011 through the purchase of common shares of Lemontree, representing 49% of the voting capital.

The enforcement of the Acquisition Option was subject to a reduction or elimination of the applicable legal and regulatory restrictions which were eliminated by Law 12.485 of 09/12/2011 and the revocation of the prohibition under the concession agreement so that the Company, its subsidiary, subsidiaries or associated companies might hold a concession for providing the pay-TV services in the same area as its switched fixed telephony service concession - SFTC (State of São Paulo).

6.             The Company's structure

7.             Corporate Governance

The fundamental principles of the corporate governance of Telefônica Brasil are set forth in its by-laws and internal directives which are complementary to the concepts established in the law and the rules that regulate the securities market.

The objectives of these guiding principles of the Company’s management activities can be summarized as follows:

•         The maximization of the Company value;

•         Transparent accountability at the Company and in the disclosure of important information to the market;

•         Transparence in relations with shareholders, employees, investors and customers;

•         Equal treatment of shareholders;

•         Participation of the Board of Directors in the supervision and management of the Company and rendering of accounts to the shareholders;

•         Participation of the Board of Directors with regard to corporate responsibility, ensuring the perennial nature of the organization.

Inspired by these concepts and to promote good corporate governance, increase the quality of information disclosures and reduce the uncertainty of investors, the Company has established internal rules and policies to make its practices clear and objective. The Company believes that these measures benefit the shareholders, current and future investors, as well as the market in general. The following measures adopted should be highlighted:

 (a) Implementation of the following internal rules:

(i) Disclosure Policy for Relevant Acts or Facts: Its purpose is to establish rules for disclosing relevant information of interest to the market.

(ii)Internal Code of Conduct: It establishes conduct standards for dealing with issues related to the securities market, not only in relation to legislation, but also with regard to ethical and professional responsibility criteria.

(iii)Directive on Information Communication to the Markets: It regulates the basic principles for processes and control systems related to information to be disclosed to the market. Its purpose is to ensure quality and control over such information, thus meeting the requirements established for this matter by the legislation that regulates the markets in which the Company's securities are traded.

(iv)Directive on the Registration, Communication and Control over Financial and Accounting Information: It regulates internal procedures as well as the control mechanisms for preparation of the Company’s financial and accounting information, ensuring the application of adequate accounting practices and policies.

(v) Code of Conduct for Finance Employees: A directive that establishes conduct standards for people holding trustful finance positions with Telefônica Brasil and its subsidiaries, their access to privileged and confidential information and the conduct standard to be followed in these situations.

(vi) Directive on Prior Approval of Services to be Rendered by the Independent Auditor: It establishes criteria and procedures for contracting the services of independent auditors, always subject to the prior approval of the Audit and Control Committee.  Its provisions take into consideration CVM rules related to this matter, as well as the applicable US legislation.

(b) Establishment of the Board of Directors' committees

•         Audit and Control Committee;

•         Commercial Attention and Service Quality Committee;

•         Professional Appointment, Remuneration and Corporate Governance Committee

(c) Establishment by the Audit and Control Committee of procedures for receiving and handling denunciations related to accounting and audit matters (Denunciation Channel).

The Company’s internal rules related to the conduct to be adopted for the purpose of avoiding any practices against good governance as well as conflicts of interests are defined in the internal directives, particularly its Internal Code of Conduct on Matters Related to the Securities Market. The Executive Board, the members of the Board of Directors and any other employee with access to sensitive information are subject to the restrictions imposed by such regulations. This internal directive defines negotiation blackout periods and establishes rules to avoid and/or treat situations of conflict of interests.

7.1 Investor Relations

In order to attain fair valuation of its shares, the Company has adopted practices aimed at clarifying its policies and the events occurred to shareholders, investors and analysts.

Significant information is made available on the Internet portal (www.telefonica.com.br/investidores) in Portuguese and English. All communications, outstanding facts, financial statements and other company documents are filed with the regulatory agencies; namely, the Securities and Exchange Commission (CVM) in Brazil, and the Securities and Exchange Commission (SEC) in the USA. In addition, the Company has an Investor Relations team to dispel doubts by phone or through individual meetings, when requested.

7.2 Board of Directors

Under the Company’s bylaws, its Board of Directors shall comprise at least 5 (five) and a maximum of 17 members, for a term of office of three years, with the possibility of being re-elected. The Company’s current Board of Directors comprises 15 members, all shareholders, one of them being elected by preferred shareholders, in a separate voting, and the others elected by common shareholders.

The Board of Directors meetings are held every three months and, extraordinarily, whenever necessary and convened by its chairman. The Board of Directors resolutions are made by a majority voting of its members in office. The chairman is entitled to a common as well as a casting vote in case of a voting tie. The chairman is also responsible for representing the Board when convening the General Shareholders’ Meeting; chairing the General Meeting and appointing a secretary among those attending the meeting;  convening and chairing the Board meetings; using the casting vote, a right assigned to him under the bylaws in case of a tie in Board resolutions; authorizing the practice of acts, in urgent cases, “ad referendum” to the Board of Directors.

7.3 The Company’s Executive Board

The Executive Board is the body that represents the Company acting as a claimant or defendant as required. Its members are responsible for performing all acts required or convenient for the Company's management. Executive Board members are elected by the Board of Directors for a maximum term of office of three years, with the possibility of re-election.

Under the Company's bylaws, the Executive Board shall comprise at least 3 and a maximum of 15 members, whether shareholders or not, residents of Brazil, to be elected by the Board of Directors. The Executive Board currently comprises 5 members elected for the following offices: CEO, General and Executive Officer, Finance and Investor Relations Officer; Controlling Officer and General Secretary and Legal Officer.

Notwithstanding, a new proposal for changes in the Company's structure has been submitted and will be discussed for a decision at the Shareholders' General Meeting.

7.4 Code of Conduct for Employees (Conduct Principles)

Aware of the impacts that it may exert on its relationship public, Telefônica Brasil established ethical principles of conduct to develop its activities with honesty, trust, respect for the law and human rights. The so-called Conduct Principles were approved in 2006 and are effective as an official code of conduct for all the operations of the Group worldwide. We believe that its legitimacy governs the way we act and associate with one another, generating more confidence among our customers and maximizing long term value for the shareholders and society in general. That is why we have encouraged all our employees to get to know them and have been investing in partners and suppliers that follow principles that are similar to ours.

With the Telefônica-Vivo integration, the ethical conduct documents of both companies have undergone a careful assessment to keep common minimum standards and information applicable to the new company. The result of this work will be submitted to the Business Principles Committee made up of the Corporate Institutional Relations and Business Development, Human Resources, Legal and Audit areas. This will result in the production of a new document early in 2013. The role of this Committee is to make decisions related to the compliance with principles of conduct and to define actions to mitigate previously mapped risks which have a direct impact on the Company's strategy and reputation.

All the Company's employees have access to the standards that regulate the decision making, purchasing and contracting processes. All Company professionals have access to confidential channels that make it possible to make anonymous denunciations, ask questions and seek advice on issues related to ethical principles.

7.5 Supervisory Board

The Company’s Supervisory Board is maintained on a permanent basis. Supervisory board members are elected by the General Shareholders’ Meeting for a term of office of 1 year, with the possibility of re-election. Under the corporation law, the preferred shareholders are assured the right of electing an effective member and an alternate member of the Supervisory Board in a separate voting, without participation of the controlling preferred shares.

Under a legal provision, the remuneration of the Supervisory Board members, besides the refund of expenses with transportation and lodging required for carrying out the duties related to their role, shall be established by the General Shareholders’ Meeting that elected them. The remuneration to be paid to each member in office, may not be lower than 10% of the average amount assigned to each Executive Board member, not including benefits of any nature, entertainment allowances and profit sharing.

Under the by-laws, the Supervisory Board shall comprise at least 3 (three) and a maximum of 5 (five) effective members with an equal number of alternate members. The Company’s Supervisory Board currently comprises 3 effective members and 3 alternate members.

7.6 Audit and Control Committee

It was created in December 2002 as an auxiliary body linked to the Board of Directors and operating under its own regulations approved by the Board of Directors.  According to the Committee regulations, it shall be made up of 3 (three) to 5 (five) members, periodically chosen among the Board members. Their term of office is the same as that of the members of the Board of Directors. The Audit and Control Committee is made up of 3 members of the Board of Directors.

Without detriment to any other duty assigned by the Board of Directors, the Audit and Control Committee has the prerogative of informing and/or making recommendations to the Board of Directors, regarding the following matters:

  Appointment of the independent auditor, the conditions for hiring the audit services, the term of these professional services and, if applicable, the service agreement termination or extension;
  Analysis of the Company accounts, ensuring compliance with legal requirements and the correct application of generally accepted accounting principles;
  Results of each internal and independent audits, as well as actions taken by Management with regard to the recommendations made by the auditors;
  Adequacy and integration of the internal control systems;
  Enforcement of the independent audit service agreement, whose opinion on the annual accounts in the independent auditor’s report  must be clearly and precisely written;
  Receipt by the internal auditor of information about significant deficiencies of the control systems and the financial conditions detected.

7.7 Independent Auditors

In compliance with CVM Instruction No. 381, dated January 14, 2003 and Circular Letter CVM/SNC/SEP No. 01/2007, dated February 14, 2007, the Company and its subsidiaries inform that the Company’s policy towards its independent auditors with regard to the rendering of services not related to the independent audit is based on principles that preserve the independence of the auditors. These principles are based on the fact that the auditors should not audit their own work, nor carry out management duties or advocate in favor of their client or render any other services that are considered prohibited by ruling standards, thus keeping the independence of works required from audit service providers.

During the 2012fiscal year, there was no hiring of services, except for the external audit from the independent auditors (Directa Auditores).

8.     Human Resources

The new company - Telefônica Brasil, established as a result of the joint operations of Telefônica and Vivo, was consolidated in the year 2012 with the unified structuring processes and the strengthening of the strategy of moving the employees towards a single culture.

We announced our new bravo!+ strategic program, developed to help us reach our target of becoming the best global communication company in the digital world, with a clear, consistent and engaging communication plan using online media. Based on this program, the assessment of behavior was developed by encouraging feedback and talks about career and development.

We have kept our connection with the global practices by sending more than 110 employees to international programs and 76 executives to the Corporate University in Barcelona, Spain, besides launching Telefônica Brasil's official programs for trainees and interns with more than 11,491 registered participants all over Brazil.

Despite the several projects implemented for unifying policies, processes, systems and practices, the internal climate showed still better results. In this second year after the integration, the 2012 Climate Survey showed the extraordinary favorability rating of 85.7%.

Such a high performance led the Company to be awarded high impact prizes:

•         HR Executive Board - 2012 Best HR Professional in the Telecommunications Industry, Você RH Magazine;

•         Human Resources Executive Board - Brazil's Most Admired HRs – Gestão & RH Magazine;

•         100 Best Companies to Work - TI and Telecom (ranked 7th) – GPTW and Computerworld;

•         Best Companies to Work in Brazil (ranked 18th) - GPTW and Época Magazine;

•         The Best 150 Companies to Work (Outstanding Company in HR) – FIA and Exame Você S/A Magazine;

•         Best Companies to Work: Biggest among the Best – GPTW;

•         150 Best Companies in People Management Practices – Gestão & RH Magazine;

•         The 50 Best Psychologically Healthy Companies – Gestão & RH Magazine.

8.1 Interaction

In 2012, our internal communication was focused on the integration of Telefônica and Vivo teams by means of unified internal channels. The main purpose was to provide all our employees in Brazil with simultaneous access to the same information.

Our employees receive a daily newsletter (“Conectados Informativo” and the “Conectados Executivo”), an electronic mail to the Company's executives. This news and information from the Company is available from the “Conectados Intranet”. To reinforce the internally transmitted messages and about the market the “Conectados TV” was launched and is available at the Company's main buildings.

The Conectados Intranet has become the main aggregator of internal information and new features have been developed based on the cooperation of our professionals for content generation, the dialog with the Company and the sharing of contents on the employees' social networks.

During the year, our employees were encouraged to publish posts in their own social networks (Facebook, Twitter and Google+) based on subjects presented on the Conectados Intranet. To help in the preparation of our employees to act as disseminators of the actions performed by the Company in its own social media, our Policy on Social Networks, a Conduct Manual and lectures on the conscious use of the networks are available from the intranet. The assumption is that each professional may become an ambassador of the Company on the social media. As a result, they must be aware of their responsibilities, assignments and risk of inadequate messages.

8.2 Remuneration

The Company adopts a salary structure and remuneration policies compatible with the best market practices. The objective of these policies is to attract and retain the best professionals in a very competitive market segment and recognize individual performance according to the fulfillment of goals and the results achieved. The variable compensation programs and a wide variety of benefits complete the total compensation package.

The concept of total compensation aims at paying a nominal salary within the market average considering companies that best remunerate their employees. In 2012, 3,002 professionals were promoted and 1,849 were included in the salary review process (salary changes).

8.3 Development Programs

In the current Brazilian market scenario, with the frequent changes in our segment and the challenges faced by the Company, it is absolutely necessary to develop and prepare our teams to keep our leadership position and business sustainability practices. Thus, continued investments were made in educational programs and training that would contribute to the establishment of an organizational culture and development of the skills essential for the business, involving the entire network of the Company’s professionals and partners.

In 2012, we invested approximately R$ 24 million in education, involving the participation of more than 300 thousand people comprising our own employees and partners, in a total of approximately 800 thousand hours of presential training.

The main educational activities focused on the leadership development, corporate and specific matters related to business areas, technical training and subsidized specialization and language courses.

We held the Você+Líder program to prepare and qualify our executives with a focus on people management for a better team performance. We have also implemented a new a+ portal to promote the integration of all our employees, encouraging them to seek a digital education and culture so that they may become protagonists of their own development.

The Company's commitment towards its employees is to promote a collaboration, integration and trust environment in which people are trained and encouraged to act with autonomy, using their maximum potential to build a culture that will make the organization ever more adaptable and innovative.

8.4 Benefits

In 2012, the Company invested more than R$ 305 million in employee benefits

•         R$ 139 million in health expenses (health care and occupational health), offering one of the best health plans in the market. PLAMTEL (Telesp Health Care Plan) covers not only the health care services provided for in the legislation but also other health care specialties;

•         R$ 142 million in meal and food benefits;

•         Private pension plan for its employees, in which for each R$1.00 of contribution made by the employee the same amount is contributed by the Company;

•         R$ 2.1 million in life insurance for employees (18,895 employees/Dec. 12);

•         R$ 8.8 million invested in day-care or baby-sitting allowance, benefitting employees who are working fathers or mothers;

•         12.6 million invested in transportation vouchers (average of 6,333 professionals /month);

•         Agreements with entities of the telecommunications segment and the Company, such as: ABET (Beneficent Association of the Employees of Telecommunications Companies), Coopertel (Telefônica Group Employees Credit Cooperative) and the Telesp Club;

The Health Promotion Division is made up of a multidisciplinary team from the health and safety areas with activities all over the Brazilian territory, comprising 14 outpatient units in the main capital cities of Brazil, providing customized quality services to the employees in their place of work. An area duly equipped with a medical and nursery team to provide an integrated medical assistance.

The "Bem Perto" Life Quality Program is responsible for the communication of actions and programs of the Health Promotion Division.

Another successful action was the blood donation campaign held inside the administration buildings to help create a bank of blood donors. The purpose of this initiative in a partnership with the Pró-Sangue Foundation was to attract several volunteers and expand the action to other locations in Brazil.

The pillars of operation of the Health Promotion Division are:

Care: development of actions targeted at promoting health and preventing diseases;

Welcome: development of actions to encourage the integration of the people and their families, promoting the well-being and humanization;

Protect: development of actions targeted at promoting safe behavior and prevention of accidents;

Our Club: has the purpose of promoting health, culture and leisure activities to the whole family.

8.5 Employee Profile

Breakdown by Age

Breakdown by Length of Time with the Company

Breakdown by Gender – 2012

29% of the Company's officers are women.

Breakdown by Macrofunction

9.             Social and Environmental Responsibility

Telefônica Brasil believes that the responsible management of economic, technological, social and environmental aspects of its business will allow it to obtain consistent results and perform actions that will help put to practice the Company's vision of converting possibilities into reality.

We believe that with a sustainable attitude we will be in a position to identify the impacts of subjects that might influence the reputation of our brand and to focus directly on the solution of these issues to change our internal processes and become an increasingly better company.

We seek to help the development of society by investing in sustainable technologies which we believe has the power to change positively the world we live in. Thus, we have identified business opportunities that would help build a greener and inclusive society by means of projects related to digital inclusion, social commitment, and climate changes.

We shall finally conquer a sustainable connection with our relationship public through an effective dialog and transparent communication, which will allow us to identify their expectations and include them in our action plans.

In 2012, Telefônica Brasil became a member of the eighth portfolio group (made up of 37 companies) of the BM&FBovespa Corporate Sustainability Index (ISE). This achievement reflects its commitment to sustainability as well as the path the Company has trodden with the use of the best practices in corporate governance, environmental responsibility and respect to communities.

9.1 Environment

Our mission is to use Information and Communication Technologies (ICT) to help people reach their well-fare. That is why we recognize the importance of the efficient management of scarce resources such as energy or water to assure the sustainable development of productive activities in the country. Our environmental risk management policy is based on operating eco-efficiency principles and, above all, on the fulfillment of the environmental legal requirements.

We have a clear environmental policy in which environmental care is not only a commitment but an element integrated with our business objectives. This was a great challenge to our internal management since the compliance with legal requirements, environmental management and control over the use of resources should cope with the operating efficiency improvements.

Our work in 2012 was also focused on minimizing the environmental impact of our activities by promoting the best management practices and the adoption of environmental criteria for the implementation and expansion of our infrastructure (networks, technical and administrative buildings, etc.)

9.1.1 Climate Changes

We continue working with the Operations, Purchasing and Human Resources areas to foster energy efficiency and reduce greenhouse gas emissions in our processes. This structure of actions makes the implementation of initiatives more agile, and naturally groups, the institutional, operating and business strategies.

In the last few years, the Company has been calculating its Greenhouse Gas emissions, based on the Greenhouse Gas Protocol global model, and on the ISO 14064 environmental standard. Following this methodology, it is possible to recognize the specific greenhouse gas emissions directly controlled by the Company (Scope 1); those derived from its activities but generated by other organizations (electric power), (Scope 2; and the indirect emissions associated with work trips and activities involving outsourced logistics (Scope 3).

According to this calculation, the Company's emission reached a total of 61,909.80 tons of CO2eq (carbon gas equivalent) in 2011*, improving its performance by 40% with regard to the previous year. This was possible because of an expressive reduction in the number of airplane trips to perform the work assignments, thus offsetting the emissions produced by power consumption in our operations.

(*The inventory data on Greenhouse Gas Emissions in 2012 will be disclosed in the coming months.)

9.1.2 Sustainable Constructions

We have invested in Green building infrastructure, constructions designed to minimize the environmental impacts generated at the construction and operation stage, besides providing the best health quality results for the building users.

In 2012, the Company's headquarters building and its new data center were inaugurated in São Paulo. Both were awarded LEED international certification for sustainable constructions (Leadership in Energy and Environmental Design), an environmental certification and guiding system for green buildings. The construction works were certified based on the following aspects: energy efficiency, reuse of water, bike parking, sewer treatment station, etc.

Another innovative way we found to minimize the environmental impacts of our operation was the erection of our antennas causing the least visual interference with the urban landscapes and optimizing the use of natural resources.

9.1.3 Energy efficiency

We have been using clean energy sources to supply more than one hundred buildings of the Company, including switch offices, network supervision center and administrative buildings. The Company invested approximately RS$ 2.5 million in 2012 to migrate the volume of consuming units and so reduce greenhouse gas emissions and the impacts of its operation on the environment. In June 2008, the Company made a global commitment to fight climate changes. One of the goals is a 30% reduction in the energy consumption on all telecom networks (measured in kwh per equivalent terminal) starting in 2007 and 10% in the offices (in kWh per employee) till 2015.

9.1.4 Reverse Logistics

Another pioneer initiative is the Recycle your Cell Phone program launched in 2006 to promote recycling and the reverse logistics of cell phones, accessories and batteries deposited in recycling bins available at the Company's own stores, authorized dealers and resellers. This program covers the whole country with more than 3.6 thousand points of collection (own stores and exclusive points of resale).

The material is collected and shipped to a screening and storage center in the State of São Paulo. It is then shipped to the United States where the materials are recycled. Several materials are used in the manufacture of mobile phones, such as gold, silver, copper, etc. that can be segregated and reused for other purposes. That is why it is necessary to sort them and then ship them to a proper location.

Till the end of 2012, this program had recycled 2,893,416 items and 962,253 cell phones.

9.2 Social investment

In mid-2011, the Fundação Telefônica, the social arm of Telefônica Brasil, started the project of absorption of the Instituto Vivo. The name of the foundation then became Fundação Telefônica Vivo. As a result, the Foundation began to expand its activities to the entire national territory of Brazil. Until then, most of its projects were concentrated in the State of São Paulo, the working area of Telefônica.

In 2012, the Fundação Telefônica Vivo invested approximately 52 million in social projects that have directly benefitted more than 58 thousand people. Established in Brazil in March 1999 and present in Spain and 13 Latin American countries, Fundação Telefônica has been developing hundreds of projects that benefitted thousands of people in the country. Its mission is to contribute to the construction of the future of the regions where Telefônica is present, encouraging social development based on education and defense of the rights of the children and adolescents.

With the integration process already completed, Vivo made an intense assessment of the previous projects of both institutions for the development of a strategic planning for the coming years.

The institution then gave priority to four courses of action: Childhood and adolescence (focused on fighting child labor), education and learning, local development and volunteering. A debate and knowledge line was also structured for the purpose of encouraging, divulging and sharing with society reflections on outstanding themes.

By establishing this focus, projects related to other areas of operations started being treated within an exit plan or transferred to Telefônica Brasil. Such is the case of the cultural initiatives absorbed by the cultural development area and the actions related to the social inclusion of people with disabilities, which were assumed by the sustainability area.

In 2012, the foundation also defined a new way for developing its actions, which are now based on a 3-axis structure. The first one of them called "transformar" is based on the implementation of projects for transforming the social reality in few places with deep actions to be used as labs for social innovation that will be replicated. The purpose of the second axis called “potencializar” is to expand these experiences acting in a partnership with other players – companies, governments, multilateral agencies and NGOs, among others. Finally, we have established the “mobilizar” axis to engage society and take advantage of the telecom assets in favor of social causes.

9.3 Sponsorships

Telefônica Brasil continued sponsoring several initiatives to make more democratic the access of the population to culture, promote social inclusion through sports and the social use of information and Communication Technologies (ICTs).

Among the actions performed in 2012, the following should be highlighted:

a)     Campus Party Brazil

The Company once again officially sponsored the biggest technological, innovation and electronic entertainment event in its 5th Brazilian edition. Held on February 6 to 12 at the Anhembi Exhibition Center in São Paulo, the event gathered together 7.5 thousand participants coming from cities from all over Brazil and abroad, 5.5 thousand of them camping at the very exhibition site, attending a series of lectures, debates, competitions, attractions with the presence of special guests.

Also in 2012, Telefônica Vivo carried the Campus Party to Recife, one of the most promising technological and innovation centers in Brazil. The special edition of the event was held for the first time in Brazil in a city other than São Paulo.

From July 26 to 30, 180 activities were performed with approximately 2 thousand participants at the Arena and more than 60 thousand people in the space open to the public. The campus party participants were provided with a 5Gbps connection through a dedicated fiber network. They also participated in competitions to support entrepreneurism and innovation, such as Hackathon Telefônica Vivo and the Wayra Contest.

At the same time, the 8th edition of the Telefônica Brasil's Sustainability Report was issued.

b)    Vivo Open Air

Vivo Open Air is a great event sponsored by Vivo, capable of connecting and joining people in movie theater sessions, parties with DJs, shows and their cool environments. The Vivo Open Air renews itself at every edition through new trends in the media, interactivity, connectivity, information and communication.

In 2012, Vivo Open Air visited the cities of São Paulo (4/15 to 5/6), Rio de Janeiro (10/17 to 11/4) and Recife (11/28 to 12/9), getting together more than 90 thousand people.

c)     Call Parade

The Vivo Call Parade was included in a series of actions performed in São Paulo at the time the Vivo brand was adopted for the services provided by Telefônica Brasil. The payphone monochromatic models (orelhões) were replaced by colorful models created by artists, craftsmen and designers democratically chosen through the social networks.

d)    Sports

In 2012, the Company inaugurated 12 sports center under the name “Centro Telefônica Vivo de Basquetebol”, which was structured to identify and develop skills for the practice of basketball in children in the 10-17 age bracket coming from teaching institutions of 12 municipalities in the State of São Paulo. The project queen is the former professional player Hortência Marcari.

In addition to this project, the Company supported and encouraged sports activities such as the projects conducted by the athletes Marta Sobral (Lance Livre Heliópolis), Janeth Arcain (Núcleo de Formação Esportiva Educacional), Magic Paula (Núcleo Grande São Paulo), Ana Moser (Caravana do Esporte), Helinho Rubens (Esporte para Todos) and also continued the “Eu Vivo Esporte Craíbas” educational and sports project. All these projects are approved by the Sports Incentive Law. For these initiatives, the Company was awarded the "2012 Best Friend in Sports" prize granted by the Ministry of Sports.

In June 2012, the Company launched the Eu Vivo Esporte platform (www.euvivoesporte.com.br), an event that took place at the Soccer Museum in the Pacaembu Stadium (São Paulo) with the presence of former athletes such as: Pelé, Hortência, Hélio Rubens, among others.  This platform integrates all the sports sponsorship actions of Telefônica Brasil.

e)      Culture

We support initiatives that contribute to the development of the country and society as a whole. Innovative projects that bring knowledge, diversity, entrepreneurism and creativity, and are able to connect ideas and people with other experiences. We believe in the power of sponsorship to encourage projects that means a great contribution to change the country's reality, besides reinforcing the existing relationships and developing new ones. We have encouraged projects which, on a priority basis, show continuity (time consistency), virtual or geographic comprehensiveness and relevance (impact). In 2012, we supported approximately 120 projects that reflected our values and added to the sociocultural development of our country.

10.          Outlook

For 2013, Telefônica Brasil expects that the Brazilian economy will resume its growth at a moderate level, particularly as a result of an increase in the rate of investments in the country. Brazil has been showing the need to increase competitiveness to occupy a better position in the international market. This will only be possible through technology. Now, more than at any moment in the last decade, it is evident that the Brazilian economic growth in the long run must be based on the emphasis to technological innovation.

The consolidation of telecommunications companies in Brazil in the last few years allowed us to offer services packages comprising fixed and mobile solutions for the individual and corporate markets. The convergence should now lead to multiscreen/multidevice offers, that is, plans shared by multiple devices. Telefônica Brasil shall continue in a position to present competitive offers of the Vivo brand to the market.

The Brazilian telecom industry must follow the trend prevailing in the world markets with an increase in the revenues from data and pressure on revenues coming from the voice business.

In the mobile voice market, the perspective is a reduction of tariffs and an increase in the number of minutes used as a result of promotions to encourage the on-net traffic and the reduction of interconnection fees. Telefônica Brasil, however, believes that there are still opportunities for growth of the fixed voice services off the large urban centers and to win this demand it has been offering the Vivo Fixo, a Vivo quality landline service, since 2011

The mobile broadband market shall be strongly impacted by new technologies: (i) Beginning of the 4G operation in the country's major cities; (ii) increased navigation speed on 3G networks as a result of the evolution to 3GPlus, and (iii) growth of the smartphone penetration due to the price reduction of these devices. Telefônica is currently in a position to offer the best mobile broadband experience with the availability of the 3GPlus service on our network and the implementation of 4G services in 2013. It is the Company's understanding that it should continue investing in its mobile network to keep its leadership in connection quality and coverage.

Besides the investments made in the mobile network, the Company has also invested in its fixed network to meet the growing demand for the fixed service ultra-broadband using a modern fiber network. Telefônica Brasil will continue investing in the expansion of its fiber network coverage and in the efficiency and profitability of its modern network that is capable of offering speeds of up to 200 Mbps.

There is also a positive perspective with regard to a growing demand for data in the corporate segment. Such as in the individual cases, the trend now is new fixed, mobile and data integrated offers, particularly to small and medium-size companies, in addition to the traditional data and IT services already provided to big companies.

The pay-TV market also shows an increasing trend for 2013, an expectation supported by the increasing consuming power of the Brazilian population and by the still low penetration of pay-TV with regard to other countries in Latin America. The IPTV offer places Telefônica Brasil in a position to compete in this market.

Innovation is a strong trend in the Brazilian telecommunications industry. The OTT (over-the-top) market), for example, covers the new ways used for delivering video contents to consumers. Telefônica Brasil shall continue investing in this trend which started with the launch of Vivo Play in December 2012. This strategy reinforces the offer of converging services and will help boost the offer of the pay-TV service recently launched in São Paulo using the Microsoft Mediaroom platform.

Driving innovation, other services also show good perspectives of generating new revenues, such as Financial Services, E-health, M2M, and SVAs. Regarding the mobile service payment solutions, the outlook is that the volume will be increasing in 2013. The regulation prepared by the Central Bank is being awaited. An expressive growth is expected for the E-health program as a result of a remarkable growth in the demand for B2C products plus the launch of new B2B products.

The M2M market is driven by the increasing demand for smart meters, electro-electronics and telematics. The SVAs has a great potential for generating business volumes and the Company has a very diversified offer with a network of partners in a position to ensure the leadership of Telefônica Brasil in this business. Also on the track to innovation, the Academia Wayra, inaugurated in 2012, confirms the entrepreneuring vocation of the Telefônica Group by supporting companies that develop products that better suit the needs of the Brazilian technological market.

In the regulatory scenario, the actions are designed to (i) foster competition, (ii) expand the access to broadband Internet and (iii) improve the quality of the services provided to consumers. Specifically with regard to the competition issue, Anatel has launched the General Competition Target Plan (PGMC) with the mandatory opening up of networks by companies with significant market power, which can bring a potential to influence the investment dynamics. Regarding other issues, specific fiscal incentives are expected for telecommunications and further tightening up of the quality goals for the services provided.

Telefônica Brasil understands that offering quality products and services is the key to keep its leadership position in the Brazilian telecommunications market. That is why quality is not only a regulatory goal, but rather a strategic pillar for its business, making it possible for the organization to be always closer to its customers. This way Telefônica Brasil shall continue to mobilize its best efforts towards the continued improvement of its services and assistance to more than 90 million customers.

OPINION OF THE BOARD OF DIRECTORS

The members of the Board of Directors of Telefônica Brasil S.A., in the exercise of their assignments and legal responsibilities, in addition to the provisions of the Joint Stock Company Act and in compliance with the Company's by-laws which determines that this is under their competence, have carried out an examination and analysis of the financial statements, followed by the opinion of the independent auditors and the annual Management Report for the fiscal year ended on December 31, 2012 ("Annual Financial Statements for 2012”), and considering the information supplied by the Company's Executive Board and by Directa Auditores, as well as the favorable opinion of the Supervisory Board members and the Audit and Control Committee members on the proposal about the destination of the 2012 Fiscal Year results, are of the unanimous opinion that they properly reflect, in all relevant aspects, the assets financial status of the Company and its subsidiaries and have determined the submission of the documents to the Shareholders' General Meeting for approval under the terms of the Joint Stock Company Act.

São Paulo, February 21, 2013.

Antonio Carlos Valente da Silva

Chairman of the Board of Directors

Santiago Fernández Valbuena

Vice-Chairman of the Board of Directors

Antonio Gonçalves de Oliveira

Member of the Board of Directors

Francisco Javier de Paz Mancho

Member of the Board of Directors

Fernando Abril Martorell Hernández

Member of the Board of Directors

Fernando Xavier Ferreira

Member of the Board of Directors

Eduardo Navarro de Carvalho

Member of the Board of Directors

José Fernando de Almansa Moreno-Barreda

Member of the Board of Directors

José Manuel Fernandez Norniella

Member of the Board of Directors

Paulo Cesar Pereira Teixeira

Member of the Board of Directors

Luciano Carvalho Ventura

Member of the Board of Directors

Luis Javier BastidaIbarguen

Member of the Board of Directors

Roberto Oliveira de Lima

Member of the Board of Directors

Luiz Fernando Furlan

Member of the Board of Directors(represented by Antonio Carlos Valente da Silva appointed for voting)

Narcís Serra Serra

Member of the Board of Directors

OPINION OF THE SUPERVISORY BOARD

The members of the Supervisory Board of Telefônica Brasil S.A., in the exercise of their assignments and legal responsibilities, as set forth in Article 163 of the Joint Stock Company Act, have carried out an examination and analysis of the financial statements, followed by the opinion of the independent auditors and Annual Management Report for the fiscal year ended on December 31, 2012 ("Annual Financial Statements for 2012”) and considering the information supplied by the Company's Management and by Directa Auditores, as well as the proposal about the destination of the 2012 Fiscal Year results, are of the unanimous opinion that they properly reflect, in all relevant aspects, the assets financial status of the Company and its subsidiaries and recommend the approval of the documents by the Shareholders' General Meeting under the terms of the Joint Stock Company Act.

São Paulo, February21, 2013

Flavio Stamm	Cremênio Medola Netto	Stael Prata Silva Filho
Supervisory Board member	Supervisory Board member	Supervisory Board member

Alternate Members

Gilberto Lerio

Oswaldo Vieira da Luz

Charles Edwards Allen

EXECUTIVE BOARD

Antonio Carlos Valente da Silva Chief Executive Officer

Paulo Cesar PereiraTeixeira General and Executive Officer

Gilmar Roberto Pereira Camurra

Finance and Investor Relations Officer

Cristiane Barretto Sales Controllership Officer	Breno Rodrigo Pacheco de Oliveira General Secretary and Legal Officer

Giuliano Augusto de Melo Accountant – CRC – 1MG-074.244/O-0 S-SP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 22, 2013	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director